

2007

HOKU Scientific®

HOKU Materials HOKU SOLAR HOKU Fuel Cells

Company Highlights

June 18, 2007
Hoku and Solar-Fabrik subsidiary enter major polysilicon supply contract



Hoku Materials Site Pocatello, Idaho

June 13, 2007
Hoku and Suntech enter major polysilicon supply contract

May 21, 2007
Hoku begins construction on polysilicon facility



August 25, 2007; Ribbon Cutting Ceremony CTO Karl Taft discusses the demonstration project with Captain Scott Gureck COMPACFLT Public Affairs Officer

March 23, 2007
Hoku Scientific secures $13 million Bank of Hawaii credit facility

March 22, 2007
Hoku signs 99-year ground lease in Pocatello, Idaho

January 17, 2007
Hoku and SANYO enter major polysilicon supply contract

May 30, 2006
Hoku announces plan to enter into Solar and Polysilicon Businesses

August 16, 2006
Hoku completes installation of demonstration fuel cells for U.S. Navy

This Annual Report contains forward-looking statements that involve many known and unknown risks that may cause our actual results to be materially different from any future results expressed or implied by the forward-looking statements. Given these risks, you should not place undue reliance on these forward-looking statements. In evaluating these statements, you should specifically consider the risks described in our filings with the Securities and Exchange Commission, including, without limitation our Annual Report on Form 10-K that is included with this Annual Report.

Financial Highlights

Fiscal Year Ended March 31 In Thousands, except per share data	2004	2005	2006	2007
Statement of Operations				
Revenue	55	2,933	5,505	5,368
Net income (loss)	$ (2,865)	$ (728)	$ 1,344	$ (2,752)
GAAP basic net income (loss) per share	$ (0.72)	$ (0.13)	$ 0.10	$ (0.17)
GAAP diluted net income (loss) per share	$ (0.72)	$ (0.13)	$ 0.09	$ (0.17)
Basic weighted average shares outstanding	3,965,626	5,474,499	13,033,263	16,449,537
Diluted weighted average shares outstanding	3,965,626	5,474,499	15,264,763	16,449,537
GAAP net income (loss)	$ (2,865)	$ (728)	$ 1,344	$ (2,752)
Stock-based compensation expense	$ 1,325	$ 1,264	$ 1,056	$ 1,220
Non-GAAP net income (loss)	$ (1,540)	$ 536	$ 2,400	$ (1,532)
GAAP diluted net income (loss) per share	$ (0.72)	$ (0.13)	$ 0.09	$ (0.17)
GAAP diluted stock-based compensation expense per share	$ 0.33	$ 0.23	$ 0.07	$ 0.07
Non-GAAP diluted net income (loss) per share	$ (0.39)	$ 0.10	$ 0.16	$ (0.10)



Dustin Shindo: Chairman of the Board of Directors; President & Chief Executive Officer

Dear Stockholders:

The sun is shining on Hoku Scientific. We are excited to report over the past year we have successfully reinvented our company. Prior to last year's annual report, we had just announced plans to enter the polysilicon and solar markets, and in the process diversify our business from a "pure-play" fuel cell company.

Now we have three businesses

HOKU Scientific®

HOKU Materials™ A Hoku Scientific Company

HOKU SOLAR™ A Hoku Scientific Company

HOKU Fuel Cells™ A Division of Hoku Scientific

While our announcement to diversify our business was met with a fair amount of skepticism, I can proudly say Hoku Scientific has since signed a total of $1.2 billion in polysilicon supply agreements with three of the world's leaders in the solar manufacturing industry. Sanyo Electric in Japan, Suntech Power in China, and Global Expertise Wafer Division, a subsidiary of Germany-based Solar-Fabrik, have collectively agreed to make advance payments to us totaling $211 million if we achieve our construction, production, and quality milestones.

SANYO

SUNTECH 尚德电力

solar fabrik

We secured a 99-year ground lease in Pocatello, Idaho, and are designing a production plant to produce between 2,000 and 3,000 metric tons of polysilicon every year. When used to make solar cells, the polysilicon will help generate approximately 200 to 300 megawatts of solar cells every year. Hoku Materials has the necessary permits to begin building and we commenced construction in May 2007.



March 27, 2007; Hoku Materials Ground Breaking in Pocatello, Idaho. From left to right is Dustin Shindo, Gov. C.L. "Butch" Otter, Karl Taft, Mayor Roger Chase.

Moving to our solar business, last December, we received our contractor's license in Hawaii. In a relatively short period of time, Hoku Solar signed solar installation contracts with Bank of Hawaii, Hardware Hawaii and Paradise Beverages, the distributor for Coors and Miller Beer in Hawaii. In addition, Hawaiian Electric Company selected us through a competitive bid process to negotiate a 20-year contract for a 167 kilowatt system that would be one of the larger solar PV systems in Hawaii if installed today.

Hoku Solar is a perfect fit for our overall company strategy as it provides us with near-term revenue opportunities while our polysilicon manufacturing facility is under construction; and, thereafter, will "pull" polysilicon through the supply chain helping us to better maintain our margins.

Last but not least, this brings us to our Hoku Fuel Cells division. As the prime contractor for the U.S. Navy, we have been demonstrating our Hoku MEA in ten IdaTech fuel cell systems at Pearl Harbor since June 2006. As this contract comes to an end in August 2007, we plan to minimize costs associated with our fuel cell business, while preserving the intellectual property we have developed over the years. In all, we have four patents and eight pending applications covering our fuel cell technologies. We value the intellectual property as strategic assets that we can leverage in the future as the fuel cell industry matures.

Our goals for fiscal year 2008 are to remain on-track in constructing our polysilicon production plant, capitalize on the tremendous solar installation opportunity in Hawaii and successfully complete our fuel cell demonstration with the U.S. Navy. We are proud of our success to date and our achievements during fiscal year 2007. We are deeply indebted to all of our stakeholders who support our company, including our customers, suppliers, employees and shareholders. We are excited to report Hoku Scientific is well positioned for future growth.

Sincerely yours,

Dustin Shindo
Chief Executive Officer

HOKU Scientific®

Hoku Scientific, Inc. is focused on becoming a leading provider of materials and components for the generation of electricity from clean energy technologies, including polysilicon, a primary raw material used to manufacture photovoltaic or solar modules, solar power systems, and membranes and MEAs for proton exchange membrane, or PEM, fuel cells.

We founded our company in Hawaii in March 2001 as a pure-play fuel cell company. We went public in August 2005 listing on the NASDAQ Global Market. In 2006, we began to diversify our business across three operating units: Hoku Materials, Hoku Solar and Hoku Fuel Cells, and in May 2007 we began construction of our Hoku Materials polysilicon plant in Pocatello, Idaho. Hoku Materials, Inc. and Hoku Solar, Inc. are wholly-owned subsidiaries that we formed to operate our polysilicon and solar businesses, respectively. Our fuel cell membrane and MEA business is operated under the trade name Hoku Fuel Cells.



Hoku Scientific, Inc.; Kapolei, Hawaii Facility

"Discovery consists of seeing what everybody has seen and thinking what nobody has thought."

-- Albert von Szent-Gyorgy

Polysilicon and Solar Industry Overview

Polysilicon

Polysilicon is an essential raw material in the production of solar cells. The majority of polysilicon production begins with quartz or sand, which is refined into metallurgical grade silicon, or MG-Si, which is then purified by various chemical processes into silane or into trichlorosilane. We will use the Siemens reactor method to produce polysilicon from trichlorosilane. The technology to produce electronic-grade or solar-grade polysilicon in the Siemens reactor was developed in the late 1950's, is widely implemented, accounting for a majority of the polysilicon production today, and currently produces a higher purity of material.

Solar Power Systems

Solar, also known as photovoltaic, power systems convert sunlight directly into electricity. These systems are used for "on-grid" and "off-grid" residential, commercial and industrial applications, and for a variety of consumer applications. "On-grid" markets refer to applications where solar power is used to supplement a customer's electricity purchased from the utility network, whereas "off-grid" markets include those applications where access to utility networks is not economical or physically feasible, including but not limited to road signs, highway call boxes and telecommunications equipment. Consumer applications include garden lights, other outdoor lighting and handheld devices such as calculators.


POLYSILICON
HOKU Materials™
A Hoku Scientific Company
INGOTS
WAFERS
CELLS
PHOTOVOLTAIC MODULES
PHOTOVOLTAIC SYSTEMS & INSTALLATION
HOKU SOLAR™
A Hoku Scientific Company

A solar power system consists of one or more solar modules electrically connected in series, and typically includes a power inverter to convert the direct current, or DC, electricity produced by the modules into alternative current, or AC, electricity that is required for most applications. For "on-grid" applications, an interconnect to the utility grid is required, and in "off-grid" applications, a battery may be required to provide power at night, and at other times when the sun is not providing enough solar radiation for the solar power system to generate sufficient electricity to power the electrical load. The key components of solar modules are solar cells, which are in turn made from silicon wafers. Silicon wafers are made from silicon ingots, which are in turn made from raw polysilicon.



Hoku Materials was formed to manufacture polysilicon, a key material used in solar modules. We plan to manufacture polysilicon using trichlorosilane in a Siemens reactor by building and equipping a polysilicon production facility capable of producing between 2,000 and 3,000 metric tons of polysilicon per year in Pocatello, Idaho. We commenced construction in May 2007, and anticipate the availability of polysilicon beginning in the first half of calendar year 2009.

Hoku Materials Customers

We have $1.2 billion in purchasing commitments over a seven to ten year period beginning with our planned first product shipments in the first half of calendar year 2009, which includes up to $211 million in advance payments that will be used towards the construction and start-up of our plant. Each of our customer contracts is a commitment for the purchase and sale of a fixed volume of polysilicon each year over a specified term and at predetermined prices. Table A provides an overview of our polysilicon supply agreements.

	Sanyo	Suntech	Solar-Fabrik	Total
EXPECTED REVENUE	$370 M	$678 M*	$185 M	**$1.2 B**
PRE-PAYMENT	$111 M	$47 M	$53 M	**$211 M**
TERM	7	10*	7	**7-10 years**
VOLUME	Set	Set	Set	**Set**
PRICE	Set	Set	Set	**Set**

* This agreement may be amended by either Hoku or Suntech at any time prior to the end of the fourth year after the first shipment to a 7-year term with expected revenue of $378.

Table A - Hoku's polysilicon supply agreements

Our Customers


SANYO

In January 2007, we entered into an agreement with Sanyo Electric Company, Ltd., or Sanyo, to provide them with $370 million of polysilicon sales over a seven year period. Sanyo made a $2 million up-front deposit and deposited an additional $109 million into an escrow account to be released to us if we achieve certain polysilicon production and quality milestones.


solar
fabrik

In June 2007, we entered into an agreement with Global Expertise Wafer Division, or GEWD, a wholly-owned subsidiary of Solar-Fabrik AG, to provide them with up to $185 million of polysilicon sales over a seven year period. GEWD advanced us a $2 million up-front deposit and will make additional prepayments for products in the amount of $51 million in installments if we achieve certain polysilicon production and quality milestones.


SUNTECH
尚德电力

In June 2007, we entered into an agreement with Suntech Power Holdings Co., Ltd., or Suntech, to provide them with up to $678 million of polysilicon sales over a ten year period. Suntech advanced us a $2 million up-front deposit and will make additional prepayments for products in the amount of $45 million in installments if we achieve certain polysilicon production and quality milestones.

Financing Construction

We estimate the cost to construct and equip a polysilicon facility capable of producing 2,000 metric tons of polysilicon per year is $260 million. We expect that our planned facility of between 2,000 and 3,000 metric tons of polysilicon per year will be greater than $260 million and intend to finance the construction of this facility through a combination of debt financing, customer pre-payments and/or the issuance of equity securities.



Aerial View of Hoku Materials Site in Pocatello, Idaho


IDAHO
Pocatello

Hoku Materials Project Team

We have assembled a world-class team of engineers, consultants and service providers, as well as the City of Pocatello, Idaho, to support our polysilicon plant design and construction efforts.

City of Pocatello, Idaho

In December 2006, we received a letter from the City of Pocatello outlining a variety of financial and other incentives that could be available to us if we ultimately complete the construction of our planned polysilicon production facility in the city of Pocatello, Idaho. In March 2007, we entered into a 99-year ground lease with the City of Pocatello, Idaho, for approximately 67 acres of land in Pocatello, Idaho. The annual rent for the ground lease is fixed at one dollar per year until the expiration of the lease on December 31, 2106. In addition to this 67-acre lease, we and the City of Pocatello have signed a separate agreement granting us an option to lease an additional 450 acres of land owned by the City of Pocatello, which we may use for future expansion.

GEC-MSA

In January 2007, we entered into a contract with Graeber Engineering Consultants GmbH and MSA Apparatus Construction for Chemical Equipment, Ltd. for the purchase and sale of hydrogen reduction reactors and hydrogenation reactors for the production of polysilicon, and related engineering and installation services. The reactors are designed and engineered to produce approximately 2,000 metric tons of polysilicon per year and are planned for delivery on a rolling basis beginning in May 2008. The reactors are one of the longest lead-time items, and our ability to secure reactors for our plant is a meaningful accomplishment.

VECO

In March 2007, we awarded a contract to VECO USA, Inc. for the initial design phase engineering, procurement and construction management services on a time and materials basis. We expect that VECO USA, Inc. will provide the complete engineering, procurement and construction services for the polysilicon plant from design through construction and start-up.

Idaho Power

We have signed a contract with Idaho Power Company to begin the engineering and procurement process for the electric substation to provide power for our planned polysilicon manufacturing facility. One of the benefits of operating our polysilicon plant in Idaho is the availability of low-cost electricity from hydroelectric plants.

Bank of Hawaii

In March 2007, we entered into a credit facility of up to $13 million with Bank of Hawaii. As of July 15, 2007, we borrowed $5 million and paid certain expenses related to our polysilicon production facility, including payments for the polysilicon reactors, and payments to engineers and consultants for the design of our plant. This credit facility will allow us to stay on track with our planned construction timeline while we work to secure financing.

Hoku Solar


HOKUSOLAR™
A Hoku Scientific Company

Hoku Solar will design, engineer, procure and install turnkey photovoltaic power systems for our customers. We will either sell a turnkey system to the end user, or provide clean solar energy through power purchase agreements. We are focusing our sales efforts in Hawaii due to the relatively high cost of electricity, the abundance of sunshine, and state tax incentives. Our polysilicon business supports our solar installation business by providing opportunities for partnerships in the solar industry. We expect these partnership opportunities will enable us to obtain solar modules at favorable prices and timelines, allowing us to offer installed systems at competitive rates while maintaining healthy margins.



Photovoltaic Modules



Hawaiian Electric Company

In May 2007, Hawaiian Electric Company selected us to enter into negotiations for the installation of a 167 kilowatt photovoltaic power system and our sale to Hawaiian Electric Company of the power generated by that system over a 20-year period. Our solar installation business will be the primary source of revenue opportunities over the next couple of years until our polysilicon manufacturing facility is operational.


HOKU Fuel Cells™
A Division of Hoku Scientific

We operate our fuel cell business under the name **Hoku Fuel Cells**. We have designed, developed and manufactured MEAs and membranes for proton exchange membrane, or PEM, fuel cells. We have developed custom monomers and polymers for our Hoku Membranes—the core technologies of our Hoku MEAs. Based on our internal tests, we believe our products address the cost, durability, performance and environmental challenges facing users of commercially available MEAs and membranes. Hoku MEAs and Hoku Membranes are designed for the residential primary power and commercial back-up power markets, which we refer to collectively as the stationary market, and for the automotive market.



Hoku MEA



Fuel Cell Power Plant with Hoku MEA inside

We are the prime contractor in a U.S. Navy fuel cell demonstration project which we expect to complete by August 2007. Upon completion of the U.S. Navy contract, we do not believe Hoku Fuel Cells will generate any meaningful revenue in the foreseeable future. In addition, we do not currently plan on actively pursuing any new contracts or committing resources to further develop our fuel cell products, and have focused increasingly on Hoku Solar and Hoku Materials.

Our goal is to be a leading provider of polysilicon and photovoltaic power system installations, and to selectively pursue our United States and foreign fuel cell patent applications that we believe have the highest economic value in order to protect our technology, inventions and improvements of our fuel cell products. We will pursue the following strategies:

Hoku Solar Strategy

Focus on the sale of turnkey photovoltaic power system installations or provide clean solar energy through a power purchase agreement. We plan to focus on installing these systems in Hawaii using modules and other equipment purchased from third-party suppliers.

Hoku Materials Strategy

We are planning to manufacture polysilicon using trichlorosilane in a Siemens reactor process. The Siemens reactor process was invented in the late 1950's by Siemens AG. This process has the least technical risk and together with a proven team, and innovative financing, we plan to have our Pocatello polysilicon plant operational by the end of calendar year 2008.

Hoku Fuel Cells Strategy

Minimize costs and maintain intellectual property. We are planning to complete our U.S. Navy contract in August 2007 and selectively pursue United States and foreign patent applications that we believe have the highest economic value in order to protect our technology, inventions and improvements related to our Hoku MEAs and Hoku Membranes. We are not actively seeking new contracts; however, we will consider new opportunities if they make financial sense.

Performance Measurement Comparison

The following graph shows the total stockholder return of an investment of $100 in cash on August 5, 2005 (the date our common stock began trading on NASDAQ) for:

- Our common stock;
- the NASDAQ Composite, and
- the Russell 3000 Technology

Historical stock price performance is not necessarily indicative of future stock price performance. All values assume reinvestment of the full amount of all dividends.


COMPARISON OF 22 MONTH CUMULATIVE TOTAL RETURN *
Among Hoku Scientific, Inc., The NASDAQ Composite Index
and The Russell 3000 Technology Index
$250
$200
$150
$100
$50
$0
8/05
10/05
12/05
2/06
4/06
6/06
8/06
10/06
12/06
2/07
4/07
6/07
Hoku Scientific
NASDAQ Composite
Russell 3000 Technology

* $100 invested on 8/5/05 in stock or on 7/31/05 in index-including reinvestment of dividends.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended March 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________ to ____________

Commission File Number: 0-51458

HOKU SCIENTIFIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	**99-0351487**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1075 Opakapaka Street, Kapolei, Hawaii 96707
(Address of principal executive offices, including zip code)

(808) 682-7800
(Registrant's telephone number, including area code)

Title of each class	Name of each exchange on which registered
Common Stock, par value $.001 per share	The NASDAQ Stock Market, LLC (NASDAQ Global Market)

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by a check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of " accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b 2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of September 30, 2006 was approximately $43.7 million (based on the closing sales price of the registrant's common stock on September 30, 2006). Aggregate market value excludes an aggregate of 5,544,472 shares of common stock held by officers and directors and by each person known by the registrant to own 5% or more of the outstanding common stock on such date. Exclusion of shares held by any of these persons should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

As of May 31, 2007, 16,531,040 shares of the Registrant's Common Stock were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference portions of its Proxy Statement for its 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission by July 31, 2007.

INDEX TO FORM 10-K

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

Item 1. Business

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements other than statements of historical fact contained in this Annual Report on Form 10-K, including, but not limited to, statements about:

- *our ability to raise sufficient funds to establish a manufacturing facility for polysilicon, including the installation of the equipment from Graeber Engineering Consultants GmbH and MSA Apparatus Construction for Chemical Equipment, Ltd. and Idaho Power Company, in general, and to comply with our obligations under our agreements with Sanyo Electric Company, Ltd., Suntech Power Holdings Co., Ltd., and Global Expertise Wafer Division Ltd.;*
- *Graeber Engineering Consultants GmbH and MSA Apparatus Construction for Chemical Equipment, Ltd. and Idaho Power Company's ability to meet the delivery schedules in their agreements with us;*
- *our ability to license any necessary intellectual property rights to enter the polysilicon business;*
- *our selection of the City of Pocatello, Idaho as our location for our planned polysilicon production facility;*
- *our ability to meet the quality, quantity and timing requirements under our supply agreements with Sanyo Electric Company, Ltd., Suntech Power Holdings Co., Ltd. and Global Expertise Wafer Division Ltd.;*
- *the schedule for installation of solar power systems in calendar year 2007;*
- *the quality of polysilicon to be manufactured by us;*
- *our costs to manufacture polysilicon, and our ability to offer pricing that is competitive with competing products;*
- *our ability to obtain solar modules from third party vendors and our ability to offer pricing for solar installations that is competitive with competing products and installation providers;*
- *our ability to re-sell our solar cell inventory and solar module production equipment at favorable prices, or at all;*
- *our ability to sell our land and facility located in Kapolei, Hawaii at a favorable price, or at all;*
- *our expectations regarding the U.S. Navy field trials;*
- *the performance of our Hoku membrane electrode assemblies in such trials and in general our relationships with the U.S. Navy and IdaTech, LLC;*
- *our future performance with respect to the U.S. Navy contract;*
- *our expectations with respect to our fuel cell manufacturing capabilities;*
- *our expectations regarding the potential size and growth of the fuel cell, membrane and membrane electrode assembly, solar system installations and polysilicon markets in general and our revenues in particular;*
- *our expectations regarding the market acceptance of our products;*
- *our future financial performance;*
- *our business strategy and plans; and*
- *objectives of management for future operations.*

In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "can," "continue," "could," estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this Annual Report on Form 10-K in greater detail in Part I, Item IA. "Risk Factors." Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date hereof. We hereby qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The following discussion should be read in conjunction with our financial statements and the related notes contained elsewhere in this Annual Report on Form 10-K.

Our fiscal year ends on March 31. We designate our fiscal year by the year in which that fiscal year ends; e.g., fiscal 2007 refers to our fiscal year ended March 31, 2007.

Overview

Hoku Scientific, Inc. is a materials science company focused on clean energy technologies. We were incorporated in Hawaii in March 2001, as Pacific Energy Group, Inc. In July 2001, we changed our name to Hoku Scientific, Inc. In December 2004, we were reincorporated in Delaware.

We have historically focused our efforts on the design and development of fuel cell technologies, including our Hoku membrane electrode assemblies, or MEAs, and Hoku Membranes. In May 2006, we announced our plans to form an integrated photovoltaic, or PV, module business, and our plans to manufacture polysilicon, a primary material used in the manufacture of PV modules, to complement our fuel cell business. In fiscal 2007, we reorganized our business into three business units: Hoku Materials, Hoku Solar and Hoku Fuel Cells. In February and March 2007, we incorporated Hoku Materials, Inc. and Hoku Solar, Inc., respectively, as wholly-owned subsidiaries to operate our polysilicon and solar businesses, respectively.

Our Business

Our goal is to be a leading provider of materials and components for the generation of electricity from clean energy technologies, including solar power systems, polysilicon, a primary raw material used to manufacture solar, or PV, modules, and membranes and MEAs for proton exchange membrane, or PEM fuel cells.

Hoku Materials

In February 2007, we incorporated Hoku Materials to manufacture polysilicon, a key material used in PV modules. We had originally planned to use the polysilicon internally by Hoku Solar to manufacture our own brand of solar modules, and for sale to the larger solar market. However, as a result of increased demand from third party customers, and our revised strategy for Hoku Solar, we plan to sell all of our planned output of polysilicon to third party customers. We plan to build and equip a polysilicon production facility capable of producing up to 3,000 metric tons of polysilicon per year in Pocatello, Idaho. In March 2007, we entered into a 99-year ground lease with the City of Pocatello, Idaho, for approximately 67 acres of land. We estimate the cost to construct and equip our polysilicon facility will be greater than $260 million. We intend to finance the construction of these facilities through a combination of debt financing, pre-payments from customers for polysilicon, or the issuance of equity securities. We commenced construction in May 2007 and anticipate the availability of polysilicon beginning in the first half of calendar year 2009.

In January 2007, we entered into an agreement with Sanyo Electric Company, Ltd., or Sanyo, to provide Sanyo with $370 million of polysilicon sales over a seven year period, and Sanyo paid us $2 million and deposited an additional $110 million into an escrow account at Bank of Hawaii to be released to us upon achievement of certain polysilicon production, quality and process milestones.

In June 2007, we entered into an agreement with Suntech Power Holdings Co., Ltd., or Suntech, to provide Suntech with up to $678 million of polysilicon sales over a ten year period, and Suntech paid us $2 million and will make additional prepayments for products in the amount of $45 million in installments upon achievement of certain polysilicon production and quality milestones. The prepayment amount will be backed by a letter of credit issued to us in July 2007. The contract includes a provision that allows for either party to cancel years 8 through 10 of delivery for any reason and at any time prior to the end of the fourth year of delivery under the agreement.

In June 2007, we entered into an agreement with Global Expertise Wafer Division, or GEWD, a wholly-owned subsidiary of Solar-Fabrik AG, to provide GEWD with up to $185 million of polysilicon sales over a seven year period, and GEWD paid us $2 million and will make additional prepayments for products in the amount of $51 million in installments upon achievement of certain polysilicon production and quality milestones.

As security for GEWD's $51 million prepayment obligation, GEWD is required to deliver to us a $25 million bank letter of credit on or before June 30, 2007, and an additional $26 million bank letter of credit on or before September 30, 2007. If GEWD does not provide the $25 million letter of credit on or before June 30, 2007, then we may terminate the agreement and retain the $2 million initial direct deposit. If GEWD provides the $25 million letter of credit on or before June 30, 2007, but does not provide the additional $26 million letter of credit on our before September 30, 2007, then we may reduce the predetermined volume of polysilicon and increase the predetermined price under the agreement.

Hoku Solar

In March 2007, we incorporated Hoku Solar to assemble and install our own brand of PV modules. In June 2007, we announced a change in our strategy, which is to focus on the sale of turnkey PV system installations, and related services, and our plan to exit the solar module manufacturing business. In connection with our new strategy, we intend to resell the 15 megawatt per year module production line that we purchased from Spire Corporation for an aggregate purchase price of approximately $2 million. As a result, we are canceling our plans to install the line in Hawaii, and to construct a plant capable of producing 30 megawatts of solar modules per year in Pocatello, Idaho. We also plan to resell the $2.8 million of solar cells that we purchased from E-Ton Solar Tech Co., Ltd. in October 2006. We plan to continue to market, sell and install turnkey PV systems, but will use modules purchased from third party suppliers, which we believe we can purchase at a lower price than the cost to manufacture our own brand of modules. Furthermore, due to the change in our business strategy to not manufacture solar modules along with our downsizing of our fuel cell business, we are exploring the sale of our land and facility in Kapolei, Hawaii and the relocation to a smaller leased warehouse and office space on the island of Oahu, Hawaii.

In December 2006, we became a licensed electrical contractor in the State of Hawaii, and plan to install solar modules in Hawaii. In May 2007, Hawaiian Electric Company selected us to enter into negotiations for the installation of a 167 kilowatt, or kW, solar system and our sale to Hawaiian Electric Company of the power generated by that system over a 20-year period.

Hoku Fuel Cells

We operate our fuel cell business under the name Hoku Fuel Cells. We have designed, developed and manufactured MEAs and membranes for proton exchange membrane, or PEM, fuel cells. We have developed custom monomers and polymers for our Hoku Membranes—the core technologies of our Hoku MEAs. MEAs are an integral component of PEM fuel cells. Monomers are the molecular components of polymer-based membranes. Based on our internal tests, we believe our products address the cost, durability, performance and environmental challenges facing users of commercially available MEAs and membranes. Our monomer materials and polymer synthesis process are designed to allow us to control the cost, durability and performance characteristics of our Hoku Membranes. We believe our products will help enable PEM fuel cell systems to compete with power sources that rely on existing technologies, such as combustion engines and conventional batteries. Hoku MEAs and Hoku Membranes are designed for the residential primary power and commercial back-up power markets, which we refer to collectively as the stationary market, and for the automotive market.

Due to a lack of visibility on the future growth of the fuel cell market, we have significantly scaled back our expenditures and investments in Hoku Fuel Cells, and have focused increasingly on Hoku Solar and Hoku Materials. In December 2006, we recorded an aggregate write down of equipment and inventory used in our fuel cell business of $729,000 and $56,000, respectively. In December 2006, we also executed a reduction-in-force; however, charges related to the reduction-in-force were not material. In March 2007, we recorded a further write down of equipment used in our fuel cell business of $200,000. We are the prime contractor in a U.S. Navy fuel cell demonstration project which we expect to complete by August 2007. Upon completion of the U.S. Navy contract, we do not believe Hoku Fuel Cells will generate any meaningful revenue in the foreseeable future. In addition, we do not currently plan on actively pursuing any new contracts or committing resources to further develop our fuel cell products. Furthermore, due to our downsizing of our fuel cell business along with the change in our business strategy to not manufacture solar modules, we are exploring the sale of our land and facility in Kapolei, Hawaii and the relocation to a smaller leased warehouse and office space on the island of Oahu, Hawaii.

Our Solar and Materials Businesses

Solar Industry Overview

Solar Power Systems

Solar power systems convert sunlight directly into electricity. According to Marketbuzz 2006, the total market for solar power systems was 1,460 megawatt, or MW in 2005, and is expected to reach 3,250 MW in 2010. These systems are used for "on-grid" and "off-grid" residential, commercial and industrial applications, and for a variety of consumer applications. "On-grid" markets refer to applications where solar power is used to supplement a customer's electricity purchased from the utility network, whereas "off-grid" markets include those applications where access to utility networks is not economical or physically feasible, including road signs, highway call boxes and communications support along remote pipelines and telecommunications equipment, as well as rural residential applications. According to Marketbuzz 2006, sales of solar power for "on-grid" applications represented 1,262 MW out of a total of 1,460 MW in 2005. Consumer applications include garden lights, other outdoor lighting and handheld devices such as calculators.

A solar power system consists of one or more PV modules electrically connected in series, and typically includes a power inverter to convert the direct current, or DC, electricity produced by the modules into alternative current, or AC, electricity that is required for most applications. For "on-grid" applications, an interconnect to the utility grid is required, and in "off-grid" applications, a battery may be required to provide power at night, and at other times when the sun is not providing enough solar radiation for the solar power system to generate sufficient electricity to power the electrical load. The key components of PV modules are PV cells, which are in turn made from silicon wafers. Silicon wafers are made from silicon ingots, which are in turn made from raw polysilicon. Following is a brief overview of these products and technologies.

Polysilicon

Polysilicon is an essential raw material in the production of PV cells. Polysilicon is created by refining quartz or sand to produce electronic-grade or solar-grade polysilicon. The key difference between electronic-grade and solar grade polysilicon is the purity requirement. The purity requirement for solar-grade polysilicon is typically 99.9999%-99.999999% pure, while electronic grade polysilicon tends to be at least 99.9999999% pure. The majority of polysilicon production begins with quartz or sand, which is refined into metallurgical grade silicon, or MG-Si. MG-Si is then purified by various chemical processes. There are two main methods in which this can be accomplished, namely silane-based and trichlorosilane (TCS)-based processes. There are two technologies for producing polysilicon from silane and TCS: the Siemens reactor method and the fluidized bed reactor, or FBR method. In the Siemens reactor process, the silane or TCS gas is introduced into a thermal decomposition furnace (reactor) with high temperature polysilicon rods inside a jacketed bell jar. The silicon contained in the gas will deposit on the heated rods, which gradually grow until the desired diameter has been reached. In the FBR process, silane or TCS gas is introduced into a tube-like reactor in which small polysilicon granules are suspended in the gas stream, referred to as the fluidized bed. The silicon contained in the gas deposits on the surface of the hot granules in the bed until the desired diameter has been reached. The end product is in the form of rods or chunks of polysilicon. The technology in the Siemens reactor was developed in the late 1950's, is widely implemented, accounting for a majority of the polysilicon production today, and currently produces a higher purity of material.

Silicon Ingots and Wafers

Before polysilicon rods or chunks can be used in PV cells, they must first be converted into ingots, which are cut into wafers. There are two processes for making ingots from polysilicon: the monocrystalline and the multicrystalline process. To make monocrystalline ingots, a single crystal of polysilicon is grown, whereas, multicrystalline ingots are made by melting chunks of polysilicon together in a crucible to form a large block of multicrystalline polysilicon, which is then cut into smaller bricks. The monocrystalline ingot or the multicrystalline brick is then cut into thin wafers, typically using a cable saw. The end product is either a monocrystalline or a multicrystalline silicon wafer.

PV Cells

PV cells are made from silicon wafers. The wafer undergoes a process to combine positive and negative layers on the wafer, attach electrodes, and coat with anti-reflective materials. The performance of a PV cell is measured by its solar radiation conversion efficiency. The solar radiation conversion efficiency is a measure of the net percentage of energy from solar radiation that the PV cell converts into electricity. PV cells made from multicrystalline wafers may have efficiencies in the range of 13-18%, whereas PV cells made from monocrystalline wafers typically have higher efficiencies in the range of 20%, but are more expensive to produce.

PV Modules

PV modules are commonly known as solar panels. A PV module is made by electrically wiring together PV cells in series to increase the total voltage output. The connected cells are laminated in a glass or plastic covering and then framed. The wires connecting the PV cells terminate in a junction box to allow multiple PV modules to be electrically connected in series to further increase the voltage and power output.

Challenges Facing Current Solar Market

We believe the solar market must overcome the following challenges to achieve widespread commercialization of solar products:

- ***Increase Supply of Polysilicon.*** There is currently an industry-wide shortage of polysilicon, an essential raw material in the production of PV cells. Given this shortage, we believe that the long term viability of any PV cell or module manufacturer is dependent on that company's access to a secure and affordable supply of polysilicon.
- ***Decrease Solar Per Kilowatt-hour Cost to Customer.*** The current cost of solar electricity is generally greater than the cost of retail electricity from the utility network. While government programs and consumer preference have accelerated the use of solar power for on-grid applications, we believe product cost remains one of the largest impediments to growth. To provide an economically attractive alternative to conventional electricity network power, the solar power industry must continually reduce manufacturing and installation costs.
- ***Achieve Higher Solar Conversion Efficiencies.*** The solar radiation conversion efficiency is a measure of the net percentage of energy from solar radiation that a PV cell converts into electricity. By increasing the conversion efficiency of PV cells, the material and assembly costs required to build a PV module with a given generation capacity may be reduced. Increased conversion efficiency also reduces the amount of rooftop space required for a solar power system, thus lowering the cost of installation per consumer.

Our Planned Polysilicon Products

We plan to manufacture polysilicon using trichlorosilane in a Siemens reactor. We plan to build and equip a polysilicon production facility capable of producing up to 3,000 metric tons of polysilicon per year in Pocatello, Idaho. In March 2007, we entered into a 99-year ground lease with the City of Pocatello, Idaho, for approximately 67 acres of land. We had originally planned to build a facility with annual capacity of 1,500 metric tons; however, due to our polysilicon supply agreements, we have increased the planned facility capacity to 2,000 metric tons, and plan to further increase the capacity up to a total of 3,000 metric tons per year. We commenced construction in May 2007, and anticipate the availability of polysilicon beginning in the first half of calendar year 2009.

Our Planned PV Products

We plan to sell turnkey PV system installations, and related services using equipment we purchase from third parties. Our original plan was to manufacture, market and sell our own brand of PV modules, and in October 2006, we entered into an agreement with Spire Corporation, a U.S. solar equipment manufacturer, for the purchase of PV module equipment and technical support. The equipment would have enabled us to manufacture up to 15 MW of PV modules each year. In October 2006, we also entered into a contract to purchase solar cells manufactured in Taiwan from E-Ton Solar Tech Co., Ltd., which we had planned to use in our brand of PV modules. However, in June 2007, we announced our plan to exit the solar module manufacturing business and that we intend to resell the solar module production line purchased from Spire Corporation and the E-Ton solar cells. We plan to use modules purchased from third party suppliers for our expected PV system installation agreements. In December 2006, we became a licensed electrical contractor in the State of Hawaii, and plan to install turnkey PV systems in Hawaii. In May 2007, Hawaiian Electric Company selected us to enter into negotiations for the installation of a 167 kilowatt, or kW, PV system and our sale to Hawaiian Electric Company of the power generated by that system over a 20-year period.

Our Strategy

Our goal is to be a leading provider of polysilicon and PV system installations, and to selectively pursue our United States and foreign fuel cell patent applications that we believe have the highest economic value in order to protect our technology, inventions and improvements of our fuel cell products.

Based on discussions with potential customers for our Hoku MEAs and Hoku Membranes during fiscal 2007, we determined that the potential for future revenue opportunities from our Hoku Fuel Cells division were uncertain. We also believe that our competitors are experiencing similar challenges. As a result we do not plan on actively pursuing any new contracts or committing resources to further develop our fuel cell products, and have increasingly focused on Hoku Solar and Hoku Materials. We will pursue the following strategies:

Materials Strategy

- ***Utilize Proven Processes.*** We are planning to manufacture polysilicon using trichlorosilane in a Siemens reactor process. The Siemens reactor process was invented in the late 1950's by Siemens AG. According to Marketbuzz 2006, this process remains the dominant technology for polysilicon made in 2005 and is expected to remain the dominant technology for the foreseeable future. Because it is the most commonly used process to manufacture polysilicon, we believe it is also the most proven process with the least technical risk.

Solar Strategy

- ***Focus on the sale of turnkey photovoltaic system installations.*** We plan to focus on marketing, selling and installing turnkey PV systems in Hawaii using modules and other equipment purchased from third party suppliers.
- ***Exit solar module manufacturing business.*** We believe we can purchase solar modules at a lower price than the cost to manufacture our own brand of modules. As a result, we intend to resell our solar module production line and solar cells. Furthermore, we will explore the sale of our land and facility in Kapolei, Hawaii and the relocation to a smaller leased warehouse and office space on the island of Oahu, Hawaii. We believe this will allow us to offer more competitive pricing and a broader selection of products for our PV installation customers.

Our Fuel Cell Business

Fuel Cell Industry Overview

A number of governments and private institutions worldwide have identified fuel cells as a promising alternative power and have begun to make significant investments directed toward the development and use of fuel cells. Based on discussions with potential customers for our Hoku MEAs and Hoku Membranes during fiscal 2007, we determined that the potential for future revenue opportunities from our Hoku Fuel Cells division were uncertain. We also believe that our competitors are experiencing similar challenges. As a result, we do not plan on actively pursuing any new contracts or commit resources to further develop our fuel cell products. We intend to selectively pursue United States and foreign patent applications that we believe have the highest economic value in order to protect our technology, inventions and improvements related to our Hoku MEAs and Hoku Membranes. We are not actively seeking new contracts; however we will consider new opportunities if it makes financial sense.

Fuel Cell Background

Fuel cells are electrochemical devices that convert chemical energy in hydrogen and oxygen into electricity and heat without combustion. Fuel cell systems have a wide range of potential applications in the stationary, automotive and portable markets and have several advantages over power sources that rely on existing technologies. Fuel cell systems can be more fuel-efficient, rely on a broader range of fuels and generate fewer harmful emissions than combustion engines and small scale back-up power generators. In addition, because of their limited emissions and their ability to generate both electricity and heat, fuel cells can provide a single source of heat and power for the residential market. Fuel cells can also produce more power than conventional batteries of equivalent volume and weight. Fuel cells generally have a longer shelf life and can be disposed of with less harm to the environment than conventional batteries.

Fuel cell technologies are not widely used today primarily due to their cost relative to existing technologies. In addition, the commercialization of fuel cell technology for the automotive market will require the development of a new hydrogen production, delivery and refueling infrastructure.

Our Fuel Cell Products and Technology

We believe the development of a high-performing and cost-effective MEA and membrane requires the successful coordination and execution of a wide variety of technology disciplines, including materials science, organic chemistry, polymer chemistry, electrochemistry and process development. Our products have all been developed internally by our research and development team leveraging both preexisting publicly available technology and our own proprietary developments to address the cost, durability, performance and environmental challenges of existing technologies.

Hoku MEAs

Our Hoku MEA products can be manufactured in three, five or seven layers. In these products, the catalyst is applied directly to our Hoku Membrane. In the three-layer Hoku MEA, the layers consist of our custom membrane between two layers of catalyst. In some cases where it is necessary to make a five-layer Hoku MEA, the three-layer Hoku MEA is placed between two gas diffusion layers, or GDLs, which distribute gas evenly across the catalyst layer. We can also manufacture a seven-layer Hoku MEA, where an integrated seal or gasket is included on each side of the five-layer Hoku MEA. Hoku MEAs have been initially designed for applications in the stationary and automotive markets. Hoku Membranes.

The key component of our Hoku MEA is our Hoku Membrane, which is a PEM made from one of our hydrocarbon-based polymers. Our primary focus is developing completely non-fluorinated polymers for our Hoku Membranes; however, to meet certain customer requirements, we have also developed custom versions of Hoku Membrane that incorporate small amounts of fluorine into our hydrocarbon-based polymers. Hoku Membranes have been designed for PEM fuel cell applications in the stationary and automotive markets. We have applied for patents covering our monomer design and polymer synthesis; however, we are not currently investing resources in the growth of our fuel cell business.

Fuel Cell Strategy

- ***Minimize costs and maintain intellectual property.*** We are planning to complete our U.S. Navy contract in August 2007 and selectively pursue United States and foreign patent applications that we believe have the highest economic value in order to protect our technology, inventions and improvements related to our Hoku MEAs and Hoku Membranes. We are not actively seeking new contracts; however we will consider new opportunities if it makes financial sense. Furthermore, we will explore the sale of our land and facility in Kapolei, Hawaii and the relocation to a smaller leased warehouse and office space on Oahu.

Fuel Cell Customers

U.S. Navy—Naval Air Warfare Center Weapons Division. In March 2005, we were awarded a contract with the U.S. Navy to develop and demonstrate a PEM fuel cell power plant prototype that incorporates our Hoku MEAs within IdaTech, LLC, or IdaTech, fuel cell stacks and integrated fuel cell systems. IdaTech is a subsidiary of IDACORP, Inc., a publicly-traded energy and technology holding company.

Pursuant to the contract, we manufactured 11 fuel cell power plants for delivery to the U.S. Navy. The U.S. Navy has officially accepted the 11 fuel cell power plants and commenced demonstration of 10 of these fuel cell power plants at Pearl Harbor for a period of 12 months. Pursuant to the contact, we retain all intellectual property related to our Hoku Membranes and Hoku MEAs and retain the rights to any invention that is conceived while performing the work under this contract; however, the U.S. Government has a non-exclusive, non-transferable, irrevocable, paid-up license to use the invention throughout the world. This contract is ongoing, but the U.S. Navy may terminate the contract, in whole or in part, if it is determined that the termination is in the U.S. Government's interest.

IdaTech, LLC. In April 2005, we entered into a subcontract with IdaTech to specify the work that IdaTech will perform in connection with our prime contract with the U.S. Navy. We selected IdaTech based upon its focus on stationary applications, integrated fuel processor technology and experience in developing and demonstrating fuel cell technologies for the U.S. Department of Defense. Under the subcontract, IdaTech agreed to provide the necessary personnel, facilities, equipment, materials, data, supplies and services to integrate our Hoku MEAs within IdaTech's fuel cell stacks and integrated fuel cell systems. This contract will terminate if our contract with the U.S. Navy terminates, in which case we are required to pay IdaTech for costs incurred up to the date of termination.

Nissan Motor Co., Ltd. In January 2006, we entered into a Step 3 Collaboration contract with Nissan to further develop customized Hoku MEAs and a Hoku MEA assembly process for use in Nissan's automotive fuel cells. We provided work pursuant to the Step 3 Collaboration contract between January 1, 2006 and September 30, 2006. We expect that our Step 3 Contract with Nissan, which ended on September 30, 2006, will be our final engineering service contract with Nissan. Nissan has not purchased any additional products for testing. At this time, we do not believe we will receive any meaningful revenue from Nissan in the foreseeable future. In addition, Nissan may require additional testing of our Hoku Membrane and Hoku MEA products before purchasing commercial quantities of our products. We cannot predict when such sales will occur, if at all.

Sanyo Electric Co., Ltd. In December 2005, we entered into a material transfer and collaborative testing agreement with Sanyo, or the Testing Agreement, to allow Sanyo to conduct additional testing of newer versions of our Hoku Membrane and Hoku MEA products. We also agreed to collaborate with Sanyo on the testing of these products. We expect that our Testing Agreement with Sanyo, which ended on July 31, 2006, will be our final engineering service contract with Sanyo. Sanyo has not purchased any additional products for testing. At this time, we do not believe we will receive any meaningful revenue from Sanyo in the foreseeable future. In addition, Sanyo may require additional testing of our Hoku Membrane and Hoku MEA products before purchasing commercial quantities of our products. We cannot predict when such sales will occur, if at all.

Additional Customers. In light of the uncertainty in the timing of significant sales, we have significantly scaled back our expenditures and investments in Hoku Fuel Cells. We continue to have product testing relationships with original equipment manufacturers focusing on stationary, automotive and micro fuel cell applications in the United States, Canada, Japan, Korea and Germany; however, we are not committing any resources to these third party testing efforts.

Please see Part II, Item 7 of Management's Discussion and Analysis of Financial Condition and Results of Operations for further information regarding our contracts with the U.S. Navy, Idatech, Nissan and Sanyo.

Sales and Marketing

As there is a shortage of polysilicon and our intent is to sign a few long-term contracts with key customers, there is not a need for a dedicated sales force for Hoku Materials. We have an employee that is focused on PV module installation for commercial, and to a lesser extent residential properties, in Hawaii. We are offering the sale and installation of our turnkey PV systems or a leasing option. In addition, the end user has the option of a power purchase arrangement where we would install and own the solar system and the end user would pay us for the electricity produced under a long-term contract.

We have significantly scaled back our efforts in our fuel cell division and we are not actively pursuing any new contracts.

Research and Development

Hoku Materials and Hoku Solar

We are at early stages of our expansion into the polysilicon and PV module market and have not to date conducted any research and development in this area.

Hoku Fuel Cells

We are the prime contractor in a U.S. Navy fuel cell demonstration project which we expect to complete by August 2007. Upon completion of the contract, we do not plan on actively pursuing any new contracts or commit resources to further develop our fuel cell products.

Expenses

Our research and development expenses were $1.8 million, $1.3 million and $1.4 million in fiscal years 2007, 2006 and 2005, respectively, and were 100% related to our fuel cell business. As of March 31, 2007, we had no individuals on our research and development team as we have significantly scaled back our investment and expenditures in our fuel cell division as well as a reduction in-force in December 2006.

Intellectual Property

Hoku Materials and Hoku Solar

We are at an early stage of our expansion into the polysilicon and PV systems installation market and have not developed or licensed any proprietary intellectual property addressed to this market. We may need to obtain licenses to manufacture and/or sell polysilicon and PV modules using the technology that we are planning to implement. However, based on our discussions with engineering firms and equipment suppliers, we believe that we can obtain any necessary licenses from these engineering firms and turnkey equipment suppliers that may be required to manufacture, market and/or sell the products made with their equipment. If we fail to successfully acquire the licenses necessary to manufacture and/or sell polysilicon, we will be unable to commence production of polysilicon and we may be forced to delay, alter or abandon our expansion into this market1.

Fuel cells

PEM-based MEAs were first developed in the 1960s and we believe that a significant portion of the technology associated with the basic technologies used in MEAs is in the public domain. For example, platinum-based catalysts and ion exchange membranes have been a standard component used in MEAs for over 35 years. Additionally, porous carbon materials have been used as part of the GDL for over 20 years. Nevertheless, we have sought patent protection on the design of our Hoku MEAs and their components, as well as some of our manufacturing processes. Our strategy has been to apply for composition of matter, process and fuel cell structure patents covering the key aspects of our technology, including monomer design, polymer synthesis, membrane fabrication, catalyst application and GDL matching, and MEA assembly processes. Accordingly, a competitor would be precluded from making, selling or using products which would infringe the patents, when granted. As of March 31, 2007, we had four issued patents of which two expire in 2022, one expires in 2023 and one expires in 2025 and had filed with the U.S. Patent and Trademark Office eight other patent applications. We have also filed applications under the Patent Cooperation Treaty, or PCT, for protection of our invention dates, designating a number of other countries. As of March 31, 2007, we have pending eight PCT applications and filed eleven international patent applications. Our strategy is to selectively pursue United States and foreign patent applications that have the highest economic value in order to protect our technology, inventions and improvements. Our issued patents cover certain inorganic component materials incorporated into fuel cell membranes, and the process for doing so, as well as the use of such a membrane in an MEA and a fuel cell system and a novel cross linking modification for polymers and the process of making it.

While we have developed our own proprietary technology to incorporate platinum-based catalysts, ion exchange membranes and porous carbon materials, we currently purchase some of our MEA components from vendors that have their own patented and trade secret technology. However, if these vendors were no longer willing or able to supply such components, we believe other vendors would be able to supply suitable alternative components.

We have filed United States and foreign patent applications to protect our technology, inventions and improvements. Our patent applications may not result in the grant of patents either in the United States or elsewhere, and our patents may not be held to be valid and enforceable, if challenged. In addition, our patents may not provide us with a competitive advantage or afford us protection against potential competitors with similar technologies. In addition to patents, we rely on trade secret laws and third-party non-disclosure agreements to protect our proprietary information. We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that these proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets and these third parties do not have valid defenses. In some cases, litigation or other proceedings may be necessary to defend against claims of infringement, to protect our know-how or other intellectual property rights or to determine the scope and validity of the proprietary rights of third parties. Any potential litigation could result in substantial cost to us and diversion of our resources. An adverse outcome in any litigation or proceeding could subject us to significant liability.

General

We intend to selectively pursue United States and foreign patent applications that have the highest economic value in order to protect our technology, inventions and improvements. Our patent applications may not result in the grant of patents either in the United States or elsewhere, and our patents may not be held to be valid and enforceable, if challenged. In addition, our patents may not provide us with a competitive advantage or afford us protection against potential competitors with similar technologies. In addition to patents, we rely on trade secret laws and third-party non-disclosure agreements to protect our proprietary information. We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that these proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets and these third parties do not have valid defenses. In some cases, litigation or other proceedings may be necessary to defend against claims of infringement, to protect our know-how or other intellectual property rights or to determine the scope and validity of the proprietary rights of third parties. Any potential litigation could result in substantial cost to us and diversion of our resources. An adverse outcome in any litigation or proceeding could subject us to significant liability.

Manufacturing

Hoku Materials

In February 2007, in order to ensure an adequate supply of polysilicon for Hoku Solar's modules, we incorporated Hoku Materials to manufacture this key material for consumption by Hoku Solar and for sale to the larger solar market. We plan to build and equip a polysilicon production facility capable of producing up to 3,000 metric tons of polysilicon per year in Pocatello, Idaho. In March 2007, we entered into a 99-year ground lease with the City of Pocatello, Idaho, for approximately 67 acres of land. We estimate the cost to construct and equip our polysilicon facility will be greater than $260 million. We commenced construction in May 2007, and anticipate the availability of polysilicon beginning in the first half of calendar year 2009.

In June 2007 due to the polysilicon supply agreements that we have agreed to, we plan on increasing the size of our polysilicon production facility by up to 1,000 metric tons of annual capacity. The increase will result in an increase in total construction costs; however, the estimated total construction cost has not been determined at this time, but we expect the costs to be greater than $260 million. Our polysilicon supply contracts provide for an aggregate of $211 million in advance payments to us to contribute to the financing of the construction, subject to our achievement of various production, quality and production process milestones. To complete the construction financing, we intend to raise the remaining construction costs through a combination of advance payments from new customers, debt financing or the issuance of equity securities. In addition, we believe we can purchase PV modules at a lower price than the cost to manufacture our own brand of modules. As a result, we plan on selling our solar cells and solar module manufacturing equipment and no longer plan to supply Hoku Solar with polysilicon for modules.

VECO USA, Inc/CH2M HILL Lockwood Greene. In August 2006, we awarded a contract to CH2M HILL Lockwood Greene to provide initial engineering and related services for our planned polysilicon production facility. In March 2007, we elected to end our engineering services contract with CH2M Hill Lockwood Greene, and award a new contract to VECO USA, Inc. for the initial design phase engineering, procurement and construction management services on a time and materials basis. As of March 31, 2007, we paid $6,000 to VECO USA, Inc. and an additional $316,000 through June 2007. We expect that VECO USA, Inc. will provide complete engineering, procurement and construction services for the polysilicon plant from design through construction and start-up; however the terms of the final contract have not been determined.

City of Pocatello, Idaho. In December 2006, we received a letter from the City of Pocatello, Idaho outlining a variety of financial and other incentives that could be available to us if we ultimately complete the construction of our planned polysilicon production facility in the city of Pocatello, Idaho. This letter is not a legally binding agreement on the part of the City of Pocatello or us, and the various incentives described in the letter are subject to a number of risks, contingencies and uncertainties, including the actual availability of financial and other incentives, including favorable tax incentives, at the time of completion of planned construction and thereafter. In March 2007, we entered into a 99-year ground lease with the City of Pocatello, Idaho, for approximately 67 acres of land in Pocatello, Idaho. The annual rent for the ground lease is fixed at one dollar per year until the expiration of the lease on December 31, 2106. In addition to this 67-acre lease, we and the City of Pocatello have signed a separate agreement granting us an option to lease an additional 450 acres of land owned by the City of Pocatello, which we may use for future expansion. The terms of any future lease will be subject to good faith negotiations between us and City of Pocatello.

Sanyo Electric Company, Ltd. In January 2007, we entered into a supply agreement with Sanyo for the sale and delivery of polysilicon to Sanyo over a seven-year period beginning in January 2009, or the Sanyo Supply Agreement. Under the Sanyo Supply Agreement, up to $370 million may be payable to us during the seven-year period, subject to the achievement of milestones, the acceptance of product deliveries and other conditions. The Sanyo Supply Agreement provides for the delivery of predetermined volumes of polysilicon to Sanyo each year at set prices from January 2009 through December 2015.

The Sanyo Supply Agreement provides for an initial direct deposit of $2 million to us and required Sanyo to place a further deposit of 30% of the total purchase amount less the initial deposit in an escrow account with the Bank of Hawaii pursuant to an escrow agreement. This 30% less the initial deposit is payable to us as an advance deposit for products delivered under the agreement in four installments upon the successful completion of certain polysilicon quality and production volume tests and certifications by us. We are required to use the total deposit for our polysilicon business. In February 2007, Sanyo paid us the initial direct deposit of $2 million and deposited $110 million in an escrow account at the Bank of Hawaii.

Pursuant to the Sanyo Supply Agreement, we granted Sanyo a security interest in all of the tangible and intangible assets related to Hoku Materials and all our equity interests in Hoku Materials, to serve as collateral for our obligations under the Sanyo Supply Agreement. This security interest is pari-passu with the security interests granted to Suntech Power Holdings Co., Ltd. and Global Expertise Wafer Division. The term of the Sanyo Supply Agreement is through December 2015. Each party may terminate the Sanyo Supply Agreement at an earlier date under certain circumstances, including, but not limited to, the bankruptcy, assignment for the benefit of creditors, liquidation or a material breach of the other party. Upon the expiration or termination of the Sanyo Supply Agreement, we are generally required to refund to Sanyo the entire amount of the deposit and authorize the Bank of Hawaii to return the funds held in escrow, less any part of the deposit and escrow that has been applied to the purchase price of products delivered under the agreement.

In May 2007, we amended the Sanyo Supply Agreement and Sanyo granted us a three-month extension until October 17, 2007 to complete our financing for the construction of our planned polysilicon production plant in Pocatello, Idaho. Sanyo may terminate the Sanyo Supply Agreement if we have not raised $100 million in gross aggregate proceeds from long-term bank debt, the issuance of equity securities, or polysilicon customer prepayments, or any combination thereof, to procure our planned polysilicon production plant by such date.

Graeber Engineering Consultants GmbH and MSA Apparatus Construction for Chemical Equipment Ltd. In January 2007, we entered into a contract with Graeber Engineering Consultants GmbH, or GEC, and MSA Apparatus Construction for Chemical Equipment Ltd., or MSA, for the purchase and sale of hydrogen reduction reactors and hydrogenation reactors for the production of polysilicon, and related engineering and installation services. Under the contract, we will pay up to a total of 15.7 million Euros ($20.9 million as of March 31, 2007) for the reactors. The reactors are designed and engineered to produce approximately 1,500 metric tons of polysilicon per year. We have an option to purchase additional reactors to enable the production of an additional 500 metric tons of polysilicon per year for an additional 5.2 million Euros ($6.9 million as of March 31, 2007). The term of the contract extends until the end of the first month after the expiration date of the warranty period, but may be terminated earlier under certain circumstances.

In May 2007, we amended the contract and GEC and MSA granted us a two-month extension until September 17, 2007 to deliver a letter of credit in the amount of 65% of the purchase price for reactors capable of producing 2,000 metric tons of polysilicon per year, which is approximately 13.6 million Euros.

Idaho Power Company . In June 2007, we entered into an Agreement for Engineering of Hoku Electric Substation and Associated Facilities, or the Engineering Agreement, with Idaho Power Company to begin the engineering and procurement process for the electric substation to provide power for the planned polysilicon manufacturing facility in Pocatello, Idaho. Upon signing the Engineering Agreement, we paid Idaho Power Company $458,500, and we are obligated to pay an additional $458,500 on September 15, 2007 after receipt of a progress report and single-line electrical drawings of the planned electrical infrastructure.

Bank of Hawaii. In March 2007, we entered into a credit facility of up to $13 million with Bank of Hawaii. The credit facility is secured by Hoku Materials' cash, cash equivalents and short-term investment fund balances. We plan to use these funds to finance, in part, certain expenses related to our polysilicon production facility in Pocatello, Idaho. In May 2007, we borrowed $4.4 million and paid GEC and MSA $4.2 million for the initial deposit of 15% for hydrogen reduction reactors capable of producing 2,000 metric tons of polysilicon per year. The balance of $200,000 was paid to various vendors for services related to the construction of our polysilicon plant. The payment of this initial deposit begins the 15 month delivery deadline for equipment capable of producing 1,500 metric tons of polysilicon per year, with the equipment for an additional 500 metric tons per year being delivered within three months after the first delivery. In June 2007, we borrowed $608,000 and paid Idaho Power Company $458,500 and the balance of $149,500 was paid to a vendor for services related to the construction of our polysilicon plant.

Suntech Power Holdings Co., Ltd. In June 2007, we entered into a supply agreement with Suntech Power Co., Ltd., or Suntech, for the sale and delivery of polysilicon to Suntech over a ten-year period beginning in July 2009, or Suntech Supply Agreement. Under the Suntech Supply Agreement, up to approximately $678 million may be payable to us during the ten-year period, subject to the achievement of milestones, the acceptance of product deliveries and other conditions. The Suntech Supply Agreement provides for the delivery of predetermined volumes of polysilicon by us and purchase of these volumes by Suntech each month and each year at set prices from or before July 1, 2009, for a continuous period of ten years.

In June 2007, Suntech paid us an initial deposit of $2 million as a prepayment for future product deliveries. Suntech is required to pay us an additional prepayment of $45 million if we achieve certain production and quality milestones prior to the first planned shipment in 2009. As security for Suntech's $45 million prepayment obligation, Suntech is required to deliver to us a $45 million stand-by letter of credit by July 20, 2007.

Pursuant to the Sutech Supply Agreement, we have granted to Suntech a security interest in all of our tangible and intangible assets related to our polysilicon business to serve as collateral for Hoku Materials' obligations under the Suntech Supply Agreement. Also, all of the equity ownership interest in Hoku Materials is to be pledged to secure the obligations of Hoku Materials under the Suntech Supply Agreement. These security interests are pari-passu with the security interests granted to Sanyo Electric Company, Ltd. and Global Expertise

Wafer Division. We may not enter into supply agreements with any other customers during the first four years after the date of our first shipment to Suntech if the aggregate of our delivery obligations under all of our existing supply contracts and such additional supply contract during any month would exceed the rated monthly production capacity of our production reactors.

The term of the Suntech Supply Agreement is ten years from the date of the first shipment in 2009, which is approximately July 1, 2019. Each party, however, may elect to shorten the term of the Suntech Supply Agreement to seven years by providing written notice to the other party at any time prior to the end of the fourth year after the first shipment. If the term of the Suntech Supply Agreement is shortened to seven years, then the aggregate amount that may be payable to us for product shipments during the seven year period will be reduced to $378 million. In addition, each party may terminate the Suntech Supply Agreement at an earlier date under certain circumstances, including, but not limited to, the bankruptcy, assignment for the benefit of creditors, liquidation or a material breach of the other party. Our failure to deliver a predetermined quantity of polysilicon by December 31, 2009 or to complete successfully any of the polysilicon production and quality tests set forth in the Suntech Supply Agreement within specified periods of time would also constitute a material breach by us, among other circumstances. Suntech's failure to pay the $2 million initial deposit or provide the $45 million stand-by letter of credit would constitute a material breach by Suntech, among other circumstances. In addition, either party may elect to terminate the Suntech Supply Agreement if we have failed to raise an aggregate of $100 million from the issuance of debt or equity securities by March 31, 2008 to finance the construction of our polysilicon manufacturing facility. Upon the expiration or termination of the Suntech Supply Agreement, we are generally required to refund to Suntech the entire amount of the $47 million prepayment or cancel the letters of credit, less any part of the $47 million that has been applied to the purchase price of products delivered under the Suntech Supply Agreement.

Global Expertise Wafer Division. In June 2007, we entered into a supply agreement with Global Expertise Wafer Division, Ltd., or GEWD, a wholly-owned subsidiary of Solar-Fabrik AG, for the sale and delivery of polysilicon to GEWD over a seven-year period beginning in December 2009, or GEWD Supply Agreement. Under the GEWD Supply Agreement, up to approximately $185 million may be payable to us during the seven-year period, subject to the achievement of milestones, the acceptance of product deliveries and other conditions. The GEWD Supply Agreement provides for the delivery of predetermined volumes of polysilicon by us and purchase of these volumes by GEWD each month and each year at set prices from or before December 31, 2009, for a continuous period of seven years.

GEWD paid us an initial deposit of $2 million as a prepayment for future product deliveries, and the GEWD Supply Agreement requires that GEWD pay us an additional prepayment of $51 million if we achieve certain production and quality milestones prior to the first planned shipment in 2009.

As security for GEWD's $51 million prepayment obligation, GEWD is required to deliver to us a $25 million bank letter of credit on or before June 30, 2007, and an additional $26 million bank letter of credit on or before September 30, 2007. If GEWD does not provide the $25 million letter of credit on or before June 30, 2007, then we may terminate the agreement and retain the $2 million initial direct deposit. If GEWD provides the $25 million letter of credit on or before June 30, 2007, but does not provide the additional $26 million letter of credit on our before September 30, 2007, then we may reduce the predetermined volume of polysilicon and increase the predetermined price under the agreement.

Pursuant to the GEWD Supply Agreement, we must grant to GEWD a security interest in all of our tangible and intangible assets related to our polysilicon business, and all equity interests in Hoku Materials, owned by Hoku Scientific, to serve as collateral for our obligations under the GEWD Supply Agreement. This security interest is pari-passu with the security interests granted to Sanyo Electric Company, Ltd. and Suntech Power Holdings Co., Ltd.

The term of the GEWD Supply Agreement is seven years from the date of the first shipment in 2009, which is approximately December 30, 2016. Each party, however, may elect to terminate the GEWD Supply Agreement at an earlier date under certain circumstances, including, but not limited to, the bankruptcy, assignment for the benefit of creditors, liquidation or a material breach of the other party. Our failure to deliver a predetermined quantity of our manufactured product by December 31, 2009 or to complete successfully any of the polysilicon production and quality tests set forth in the GEWD Supply Agreement within specified periods of time will constitute a material breach, among other circumstances. Each party may terminate the GEWD Supply Agreement if on or before March 31, 2008, we have been unable to complete the financing necessary to build our polysilicon manufacturing facility. Except for a termination by us due to GEWD's failure to deliver the $25 million letter of credit, upon the expiration or termination of the GEWD Supply Agreement, we are generally required to refund to GEWD the entire amount of the $53 million deposit or cancel the letters of credit, less any part of the $53 million that has been applied to the purchase price of products delivered under the GEWD Supply Agreement.

Hoku Solar

In June 2007, we announced our strategy to focus on the sale of turnkey PV system installations, and related services, and our plan to exit the solar module manufacturing business. In connection with this focused strategy, we intend to resell the 15 megawatt per year module production line that we purchased from Spire Corporation for an aggregate purchase price of approximately $2.0 million. As a result, we are canceling our plans to install the line in Hawaii, and to construct a plant capable of producing 30 megawatts of solar modules per year in Pocatello, Idaho. We also plan to resell the $2.8 million of solar cells that we purchased from E-Ton Solar Tech Co., Ltd. in October 2006. We plan to continue to market, sell and install turnkey PV systems, but will use modules purchased from third-party suppliers, which we believe we can purchase at a lower price than the cost to manufacture our own brand of modules. Furthermore, due to the change in our business strategy to not manufacture solar modules along with our downsizing of our fuel cell business, we are exploring the sale of our land and facility in Kapolei, Hawaii and the relocation to a smaller leased warehouse and office space on the island of Oahu, Hawaii

Spire Corporation In October 2006, we entered into a Purchase and Sale Agreement with Spire Corporation to purchase a PV module production line and related installation and training for approximately $2.0 million. In June 2007, the parties amended the Purchase and Sale Agreement to reduce the total purchase price by $125,000, and to eliminate Spire Corporation's obligation to provide installation and training services to us. We are required to take delivery of the solar module manufacturing equipment located at manufacturing facilities in Bedford, Massachusetts and Okazaki, Japan; and Spire Corporation will attempt to resell the module manufacturing equipment for us.

Swiss Wafers AG In October 2006, we entered into a contract to purchase solar cells manufactured in Taiwan from Swiss Wafers AG for approximately $2.8 million. Subsequent to the agreement, we and Swiss Wafers AG, mutually agreed to terminate the contract as Swiss Wafers AG was unable to secure the type of solar cells contemplated for purchase under the agreement.

E-Ton Solar Tech Co., Ltd. In October 2006, we also entered into a contract to purchase solar cells manufactured in Taiwan from E-Ton Solar Tech Co., Ltd. for approximately $2.8 million. We received the final shipment of these cells in December 2006. We plan to resell the solar cells as we no longer plan to manufacture our own solar modules.

Hoku Fuel Cells

The key aspects of our manufacturing processes include monomer design, synthesis of our polymers, production of the membrane, deposition of the catalyst on the membrane, enhancement of the gas diffusion material and assembly of the complete MEA. We outsource the manufacture of one custom monomer to a single supplier and manufacture our other custom monomers internally. We designed our manufacturing processes to be capable of using a high degree of automation. We believe this methodology would enable us to increase our throughput and yields, reduce our costs and scale our manufacturing processes if volume increases.

In August 2005, we completed the move of our operations to a new approximately 14,000 square foot facility in Kapolei, Hawaii. In December 2006, we recorded an aggregate write down of equipment and inventory used in our fuel cell business of $729,000 and $56,000, respectively. In addition, in December 2006, we executed a reduction-in-force; however, charges related to the reduction-in-force were not material. In March 2007, we recorded a further write down of equipment used in our fuel cell business of $200,000. We are not currently manufacturing any membrane or MEA products and due to our downsizing of our fuel cell business along with the change in our business strategy to not manufacture solar modules, we are exploring the sale of our land and facility in Kapolei, Hawaii and the relocation to a smaller leased warehouse and office space on the island of Oahu, Hawaii.

Competition

Hoku Materials and Hoku Solar

The market for PV installations is competitive and continually evolving. As a new entrant to this market, we expect to face substantial competition from companies such as Powerlight, a subsidiary of SunPower Corporation, and SunEdison, and other new and emerging companies in Asia, North America and Europe. Some of our known competitors are established players in the solar industry, and have a stronger market position than ours and have larger resources and recognition than we have. In addition, the PV market in general competes with other sources of renewable energy and conventional power generation. Initially, we believe that the high demand for PV installations will support further competition in the market, enabling us to sell our services, specifically in Hawaii where we are headquartered.

In the polysilicon market, we will compete with companies such as Hemlock Semiconductor Corporation, Renewable Energy Corporation ASA, Mitsubishi Polycrystalline Silicon America Corporation, Mitsubishi Materials Corporation, Tokuyama Corporation, MEMC Electronic Materials, Inc., and Wacker Chemie AG. In addition, we believe new companies may be emerging in North America, China and Eastern Europe, and new technologies, such as fluidized bed reactors, are emerging, which may have significant cost and other advantages over the Siemens process we are planning to use to manufacture polysilicon. These competitors may have longer operating histories, greater name recognition and greater financial, sales and marketing, technical and other resources than us. If we fail to compete successfully, we may be unable to successfully enter the market for polysilicon and PV modules. Initially, we believe that the high demand for polysilicon will support further competition in the polysilicon market, enabling us to negotiate long-term sales contracts.

Hoku Fuel Cells

We compete with a number of companies that are developing PEM fuel cell technology in addition to major automotive companies that have in-house PEM fuel cell development efforts. These companies are located in the United States and abroad. Most of our competitors and potential customers have substantially greater financial, research and development, manufacturing and sales and marketing resources than we do, and may complete research, development and commercialization of commercially viable fuel cell membrane and MEA products more quickly and effectively than we can. None of our customer contracts have been exclusive.

We believe our products will compete with the PEM fuel cell membrane and MEA products described above principally on the basis of cost, durability, performance and environmental impact. However, we cannot assure you that we will be able to compete effectively against these companies or their products on any or all of these criteria. As our customers have not commercially deployed products incorporating Hoku MEAs or Hoku Membranes, and we have not sold any products commercially, we cannot be certain that we will be able to develop and market our products successfully. We are not actively seeking new contracts; however, we will consider new opportunities if it makes financial sense.

Government Regulation

Hoku Materials and Hoku Solar

The market for electricity generation products is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to consumers of solar power systems, which could decrease the market for PV installations, thereby harming our business, prospects, results of operations and financial condition.

The installation of PV systems is subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to PV systems may result in significant additional expenses to us and, as a result, could cause a significant reduction in demand for PV installations. In addition, the manufacture of polysilicon will involve the use of materials that are hazardous to human health and the environment, the storage, handling and disposal of which will be subject to government regulation.

Hoku Fuel Cells

Our and our customers' fuel cell products are subject to federal, state, local and foreign laws and regulations, including, for example, state and local ordinances relating to building codes, public safety, electrical and gas pipeline connections, hydrogen siting and related matters. The level of regulation may depend, in part, upon whether a PEM fuel cell system is placed outside or inside a home or business. For example in the stationary market, the 2002 National Electrical Code, or the NEC, a model code adopted by the National Fire Protection Association, governs the electrical wiring of most homes, businesses and other buildings. The NEC has been adopted by local jurisdictions throughout the United States and is enforced by local officials, such as building and electrical inspectors. Article 692 of the NEC governs the installation of stationary fuel cell systems. In addition, product safety standards have been established covering fuel cell systems by CSA America, Inc., a standards development organization (CSA FC-1 formerly ANSI Z21.83) and the power conversion electronics by Underwriters Laboratories Inc. (UL 1741). We are not currently aware of any other material domestic government regulations in the stationary or automotive markets that may regulate our products. As products are introduced into the market commercially, governments may impose new regulations. We do not know the extent to which any such regulations may impact our or our customers' products. Any regulation of our or our customers' products, whether at the federal, state, local or foreign level, including any regulations relating to installation and use of our customers' products, may increase our costs or the price of PEM fuel cell applications and could reduce or eliminate demand for some or all of our or our customers' products.

Financial Information by Business Segment and Geographic Data

In fiscal 2007, we reorganized our business into three business segments: (i) materials, which include polysilicon (ii) solar, which will include PV system installations, and (iii) fuel cells, which will include MEAs and membranes. In fiscal 2007, 2006 and 2005, 100% of our revenue was from fuel cells. In fiscal 2007, 97% of our revenue was from the U.S. Navy and Nissan. In fiscal 2006 and 2005, 99% and 100% of our revenue, respectively, was from Sanyo and Nissan. Sanyo and Nissan are located in Japan. The information included in Note 1(d) of the Notes to Financial Statements is hereby incorporated by reference.

Employees

As of March 31, 2007, we had 17 employees, consisting of 1 in Hoku Fuel Cells, 4 in Hoku Materials and 4 in Hoku Solar. The remaining 8 employees are general administrative employees that provide support for all divisions, public company requirements and other corporate initiatives.

Executive Officers of the Registrant

Our executive officers and their ages and positions as of March 31, 2007, are as follows:

Name	Age	Position
Dustin M. Shindo	33	Chairman of the Board of Directors, President and Chief Executive Officer
Karl M. Taft III	34	Chief Technology Officer and Director
Darryl S. Nakamoto	33	Chief Financial Officer, Treasurer and Secretary
Scott B. Paul	33	Vice President, Business Development and General Counsel

Dustin M. Shindo, one of our founders, has served as our Chairman of the Board of Directors, President and Chief Executive Officer since March 2001. From November 1999 to February 2001, Mr. Shindo was a founder and Chief Executive Officer of Activitymax, Inc., a small privately-held travel reservation software company, where Mr. Shindo was responsible for managing customer relationships, developing the company's marketing program and managing the operations of the company. From August 1999 to April 2000, Mr. Shindo was a business consultant at The Lucas Group, a strategic consulting firm, where Mr. Shindo focused on business strategy projects as part of multi-person engagement teams. In 1995, Mr. Shindo founded Mehana Brewing Company, a privately-held microbrewery, where he continues to serve as President and as a member of the board of directors. Mr. Shindo's family manages the day-to-day operations of Mehana Brewing Company and Mr. Shindo's time commitment is not significant. In 2006, Mr. Shindo founded Kai Technologies, Inc., a privately held company formed to explore business opportunities related to medical devices, where he continues to serve as Chief Executive Officer and Chairman of the Board of Directors. Mr. Shindo's time commitment in Kai Technologies, Inc. is not significant. Mr. Shindo devotes substantially all of his time to the management of Hoku Scientific. Mr. Shindo has a B.A. in Accounting from the University of Washington and an M.B.A. from the Darden Graduate School of Business Administration at the University of Virginia.

Karl M. Taft III, one of our founders, has served as our Chief Technology Officer since March 2001 and a member of our board of directors since August 2001. From October 1996 to March 2001, Mr. Taft held various positions at PCC Structurals, Inc., a manufacturer of titanium casting parts, including Lead Manager for Research and Development, Industrial Engineer and Research Chemist. In 2000, Mr. Taft was an Adjunct Professor at Portland State University. Mr. Taft has a B.A. in Chemistry from Pacific University, an M.S. in Environmental Science and Engineering from Oregon Graduate Institute and an M.B.A. from Portland State University.

Darryl S. Nakamoto has served as our Chief Financial Officer and Treasurer since January 2005 and our Secretary since March 2005. From January 2003 to December 2004, Mr. Nakamoto was a finance analyst for Frito-Lay of Hawaii, a division of PepsiCo, Inc. From May 2002 to January 2003, Mr. Nakamoto was not employed. From March 2001 to May 2002, Mr. Nakamoto was a sales and marketing executive for Syntera Solutions, the software development and document management division of Profitability of Hawaii, Inc., a software company. From April 2000 to February 2001, he served as the regional director of Activitymax, Inc., a travel reservation software company. From December 1996 to March 2000, Mr. Nakamoto was an accountant at KPMG LLP, an accounting firm, where he most recently was a senior accountant. Mr. Nakamoto has a B.A. in Accounting and Finance from the University of Washington and is a certified public accountant.

Scott B. Paul has served as our Vice President, Business Development and General Counsel since July 2003. Mr. Paul was also our Secretary from November 2004 to March 2005. From June 2002 to June 2003, Mr. Paul was Associate General Counsel and Director of Business Development at Read-Rite Corporation, a component supplier for hard disk and tape drives. From April 2000 to June 2002, he was an attorney in the Business and Technology Group at Brobeck, Phleger & Harrison LLP, a law firm. From October 1999 to April 2000, Mr. Paul was an attorney in the Business Solutions Group at Reed Smith Crosby Heafey, LLP, a law firm, and from October 1998 to October 1999, he was an attorney at Ropers, Majeski, Kohn & Bentley, a law firm. Mr. Paul has a B.A. in Psychology from the University of California, Los Angeles and a J.D. from Santa Clara University School of Law.

Available Information

Our principal executive offices are located at 1075 Opakapaka Street, Kapolei, Hawaii 96707, and our telephone number is (808) 682-7800. We maintain a website with an Internet address of www.hokuscientific.com . The information contained on our website is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. We make available free of charge, through our website, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we have electronically filed such material with, or furnished such material to, the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

Risks Related to Our Business

We have a limited operating history, and have recently determined to enter the photovoltaic installations and polysilicon markets and scale back our efforts in the fuel cell market. If we are unable to generate significant revenue, our business will be harmed.

We were incorporated in March 2001 and have a limited operating history. We have cumulative net losses since our inception through fiscal 2007. Hoku Materials and Hoku Solar do not currently generate any revenue and our revenue from Hoku Fuel Cells is limited to our contract with the U.S. Navy which we expect to complete by August 2007. Our planned entry into the polysilicon market will require us to spend significant additional amounts to support the construction of a facility to manufacture polysilicon, to purchase capital equipment, to fund new sales and marketing efforts, to pay for additional operating costs, and to significantly increase our headcount. In fiscal 2007, we reorganized our business into three business units: Hoku Materials, Hoku Solar and Hoku Fuel Cells to support our entry into these new markets. In February and March 2007, we incorporated Hoku Materials, Inc. and Hoku Solar, Inc., respectively, as wholly-owned subsidiaries.

To date, our fuel cell customers have not commercially deployed products incorporating our Hoku MEAs or Hoku Membranes, and we have not sold any products commercially. Although we have had prior fuel cell testing agreements with Sanyo Electric Co., Ltd., or Sanyo, and Nissan Motor Co. Ltd., or Nissan, these agreements have ended and neither Sanyo nor Nissan has purchased our products since their contracts ended. There were no purchases of our fuel cell products during the three months ended March 31, 2007. Sanyo and Nissan may require additional testing of our Hoku Membrane and Hoku MEA products before purchasing commercial quantities of our products. We cannot predict when such sales will occur, if at all. In addition, at this time, we do not believe we will receive any meaningful fuel cell revenue from Sanyo or Nissan in the foreseeable future.

Based on discussions with potential customers for our Hoku MEAs and Hoku Membranes during fiscal 2007, including Sanyo and Nissan, we determined that the potential for future revenue opportunities from our Hoku Fuel Cells division is uncertain. We also believe that our competitors our experiencing similar challenges. As a result we have significantly scaled back our expenditures and investments in Hoku Fuel Cells, and have focused increasingly on Hoku Solar and Hoku Materials. We are not currently seeking new fuel cell customers to test our products and in December 2006, we wrote down certain equipment used in our fuel cell business and we executed a reduction-in-force within the Hoku Fuel Cells division. We commenced construction of our planned polysilicon production facility in Pocatello, Idaho in May 2007, and expect to complete construction subject to available financing and other conditions in late 2008. As a result we expect our costs to increase significantly, which will result in further losses on a quarterly or annual basis, before we can begin to generate significant revenue from our Hoku Solar and Hoku Materials divisions. If we are unable to generate significant revenue and achieve profitability, we will not be able to sustain our operations.

Our operating results have fluctuated in the past, and we expect a number of factors to cause our operating results to fluctuate in the future, making it difficult for us to accurately forecast our quarterly and annual operating results.

We are the prime contractor in a U.S. Navy fuel cell demonstration project that is expected to conclude in August 2007 and we expect to recognize the remaining $1.3 million of revenue under this contract in the first and second quarters of fiscal 2008. Although we anticipate PV system installations beginning in the second half of calendar year 2007, in the near term, we have limited sources of revenue. In December 2006, we became a licensed electrical contractor in the State of Hawaii, and plan to install PV systems in Hawaii. In May 2007, Hawaiian Electric Company selected us to enter into negotiations for the installation of a 167 kW, PV system and our sale to Hawaii Electric Company of the power generated by that system over a 20-year period.

Our future operating results and cash flows will depend on many factors that impact Hoku Materials, Hoku Solar and Hoku Fuel Cells, including the following:

- the size and timing of customer orders, milestone achievement, product delivery and customer acceptance, if required;
- our success in obtaining pre-payments from customers for future shipments of polysilicon;
- our success in maintaining and enhancing existing strategic relationships and developing new strategic relationships with potential customers;
- our ability to protect our intellectual property;
- actions taken by our competitors, including new product introductions and pricing changes;
- the costs of maintaining and expanding our operations;
- customer budget cycles and changes in these budget cycles; and
- external economic and industry conditions.

As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

If we are unable to obtain the necessary initial financing, government permits, supply contracts and licenses to intellectual property required to begin construction of polysilicon manufacturing capabilities we will not be able to form a polysilicon business.

In May 2006, we announced our intention to form a polysilicon business as part of an integrated PV module business to complement our fuel cell business. This planned expansion includes developing manufacturing capabilities and the eventual planned manufacture of polysilicon. To date, our business has solely been focused on the stationary and automotive fuel cell markets and we have no experience in the polysilicon business. In order to be successful we will need to devote substantial management time, resources and funds to this planned expansion. In March 2007, we entered into a 99-year ground lease with the City of Pocatello, for approximately 67 acres of land in Pocatello, Idaho. We intend to manufacture polysilicon chunks at our planned polysilicon production facility in Idaho and expect to complete construction in late 2008. In May 2007, we commenced construction. We have engaged VECO USA, Inc. to provide engineering, procurement and construction services for the polysilicon plant. If VECO USA does not perform as expected, our efforts to construct our polysilicon plant could be delayed and we could incur additional expenses. We are at an early planning stage of this expansion and at any point in time we may conclude that such expansion is not financially or technologically feasible and abandon our efforts to establish a polysilicon business. Such abandonment after substantial investment of time and resources could harm our business.

Before we can complete construction of our planned polysilicon manufacturing facility we must successfully and timely accomplish the following:

- raise more than $260 million cash through the issuance of long-term bank debt, the issuance of equity securities, or polysilicon customer prepayments, or any combination thereof;
- enter into key contracts with building engineers, contractors and suppliers;
- license any intellectual property that may be required to manufacture polysilicon;
- secure key supplier contracts for the materials required to manufacture polysilicon; and
- obtain all necessary federal, state and local permits for our planned facility in Pocatello, Idaho.

If we fail to successfully achieve any or all of the above objectives, we will be unable to complete construction of our planned manufacturing facility and we may be forced to delay, alter or abandon our planned expansion. In addition, any delay in achieving these objectives may result in additional expense which would harm our business.

We need to raise more than $260 million to construct and equip our planned facility in Pocatello, Idaho, and we may be unable to raise this additional capital on favorable terms or at all.

To construct a polysilicon manufacturing facility with an annual capacity of 2,000 metric tons of polysilicon, we estimate that we would need to raise approximately $260 million to fund the construction, and to purchase capital equipment for the manufacture of polysilicon. As we recently announced our plans to increase the size of our polysilicon manufacturing facility by up to 1,000 additional metric tons of annual capacity, we have not been able to determine the total construction cost or cash needs at this time; however we will need to raise this amount and we may need to raise additional funds in the future to support the growth of Hoku Solar and Hoku Materials. Through our contracts with Sanyo Electric Co., Ltd., Suntech Power Holdings Co., Ltd., and Global Expertise Wafer Division Ltd., we have secured advance payment commitments of up to an aggregate of approximately $211 million if we achieve certain production, quality and process milestones in each of our respective contracts. In addition, we plan to finance a significant portion of our polysilicon plant construction costs through debt financing or issuances of equity securities. However, we have invested our own cash resources into this project and expect that we will continue to do so in advance of obtaining the debt or equity. If we are unable to raise the funds, then we will not be able to enter the polysilicon market in accordance with our current plans, and our customers may cancel their contracts with us.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our current stockholders may be reduced. If we raise additional funds for these businesses through the issuance of term debt or convertible debt securities, these instruments could have rights senior to those of our common stock and could contain covenants that would restrict our operations.

If our supply agreement with Sanyo Electric Company, Ltd., is terminated for any reason our business will be harmed.

In January 2007, we entered into a supply agreement with Sanyo for the sale and delivery of polysilicon to Sanyo over a seven-year period beginning in January 2009, or the Sanyo Supply Agreement. In May 2007, we amended the Sanyo Supply Agreement. Under the Sanyo Supply Agreement, up to approximately $370 million may be payable to us during the seven-year period, subject to the achievement of milestones, the acceptance of product deliveries and other conditions. The Sanyo Supply Agreement provides for the delivery of predetermined volumes of polysilicon to Sanyo each year at set prices from January 2009 through December 2015. Pursuant to the Sanyo Supply Agreement, we granted Sanyo a security interest in all of the tangible and intangible assets related to Hoku Materials and all our equity interests in Hoku Materials, to serve as collateral for our obligations under the agreement.

Each party may elect to terminate the Sanyo Supply Agreement prior to December 2015 under certain circumstances, including, but not limited to:

- if we fail to secure financing by October 17, 2007 of at least $100 million in gross aggregate proceeds from long-term bank debt, the issuance of equity securities or customer prepayments, or the combination thereof;
- the bankruptcy, assignment for the benefit of creditors or liquidation of the other party;
- or a material breach of the other party.

Sanyo may also terminate the agreement for the following material breaches:

- if we fail to deliver a predetermined quantity of the our manufactured product by March 2009;
- if we fail to deliver the minimum monthly quantity of product in any month beginning in March 2009;
- if we fail to deliver the minimum annual quantity of polysilicon product in any year; or
- if we fail to complete successfully any of the polysilicon quality and production volume tests or the process implementation test set forth in the agreement within specified periods of time.

If our supply agreement with Suntech Power Holdings Co., Ltd. is terminated for any reason our business will be harmed.

In June 2007, we entered into a supply agreement with Suntech for the sale and delivery of polysilicon to Suntech over a ten-year period beginning in July 2009, or the Suntech Supply Agreement. Under the Suntech Supply Agreement, up to approximately $678 million may be payable to us during the ten-year period, subject to the achievement of milestones, the acceptance of product deliveries and other conditions. The Suntech Supply Agreement provides for the delivery of predetermined volumes of polysilicon by us and purchase of these volumes by Suntech each month and each year at set prices from or before July 1, 2009, for a continuous period of ten years. The term of the Suntech Supply Agreement is ten years from the date of the first shipment in 2009, which is approximately July 1, 2019. Each party, however, may elect to shorten the term of the Suntech Supply Agreement to seven years by providing written notice to the other party at any time prior to the end of the fourth year after the first shipment. If the term of the Suntech Supply Agreement is shortened to seven years, then the aggregate amount that may be payable to us for product shipments during the seven year period shall be reduced to $378 million.

Each party may elect to terminate the Suntech Supply Agreement under certain circumstances, including, but not limited to:

- if we fail to secure financing by March 31, 2008 of at least $100 million in gross aggregate proceeds from debt or the issuance of equity securities;

- the bankruptcy, assignment for the benefit of creditors or liquidation of the other party; or
- a material breach of the other party.

Suntech may also terminate the agreement for the following material breaches:

- if we fail to deliver a predetermined quantity of the our manufactured product by December 2009; or
- if we fail to complete successfully any of the polysilicon quality and production volume tests or the process implementation test set forth in the agreement within specified periods of time.

If our supply agreement with Global Expertise Wafer Division Ltd. is terminated for any reason our business will be harmed.

In June 2007, we entered into a supply agreement with GEWD, a wholly-owned subsidiary of Solar-Fabrik AG, for the sale and delivery of polysilicon to GEWD over a seven-year period beginning in December 2009, or the GEWD Supply Agreement. Under the GEWD Supply Agreement, up to approximately $185 million may be payable to us during the seven-year period, subject to the achievement of milestones, the acceptance of product deliveries and other conditions. The GEWD Supply Agreement provides for the delivery of predetermined volumes of polysilicon by us and purchase of these volumes by GEWD each month and each year at set prices from or before December 31, 2009, for a continuous period of seven years.

Under the GEWD Supply Agreement, GEWD shall deliver to us a $25 million bank letter of credit on or before June 30, 2007, and an additional $26 million bank letter of credit on or before September 30, 2007. If GEWD does not provide the $25 million letter of credit on or before June 30, 2007, then we may terminate the agreement and retain the $2 million initial direct deposit. If GEWD provides the $25 million letter of credit on or before June 30, 2007, but does not provide the additional $26 million letter of credit on our before September 30, 2007, then we may reduce the predetermined volume of polysilicon and increase the predetermined price under the agreement.

Each party may elect to terminate the GEWD Supply Agreement under certain circumstances, including, but not limited to:

- if we fail to secure the financing by March 31, 2008;
- the bankruptcy, assignment for the benefit of creditors or liquidation of the other party; or
- a material breach of the other party.

GEWD may also terminate the agreement for the following material breaches:

- if we fail to deliver a predetermined quantity of the our manufactured product by December 31, 2009; or
- if the financing exceeds $185 million for the 2,000 metric ton annual capacity polysilicon manufacturing facility, plus reasonable additional debt to finance additional capacity.

If the supply agreements with Sanyo, Suntech or GEWD are terminated for any reason our business will be harmed.

If Graeber Engineering Consultants GmbH, MSA Apparatus Construction for Chemical Equipment Ltd. or Idaho Power Company fail to perform under our contracts on a timely basis we will experience delays in the commencement of polysilicon production at our planned Pocatello, Idaho facility.

In January 2007, we entered into an agreement with Graeber Engineering Consultants GmbH, or GEC, and MSA Apparatus Construction for Chemical Equipment Ltd., or MSA, for the purchase of hydrogen reduction reactors and hydrogenation reactors for the production of polysilicon, and related engineering and installation services. Under the contract, we will pay up to a total of 15.7 million Euros ($20.6 million as of March 31, 2007) for the reactors. The reactors are designed and engineered to produce approximately 1,500 metric tons of polysilicon per year. We have an option to purchase additional reactors to enable the production of an additional 500 metric tons of polysilicon per year for an additional 5.2 million Euros ($6.9 million as of March 31, 2007). In May 2007, we paid GEC and MSA $4.2 million for the initial deposit of 15% for hydrogen reduction reactors capable of producing 2,000 metric tons of polysilicon per year. The payment of this initial deposit begins the 15 month delivery deadline for equipment capable of producing 1,500 metric tons of polysilicon per year, with the equipment for an additional 500 metric tons per year being delivered within three months after the first delivery.

In June 2007, we entered into an Agreement for Engineering of Hoku Electric Substation and Associated Facilities, or the Engineering Agreement, with Idaho Power Company to begin the engineering and procurement process for the electric substation to provide power for the planned polysilicon manufacturing facility in Pocatello, Idaho. Upon signing the Engineering Agreement, we paid Idaho Power Company $458,500, and we are obligated to pay an additional $458,500 on September 15, 2007 after receipt of a progress report and single-line electrical drawings of the planned electrical infrastructure.

If GEC, MSA or Idaho Power Company fail to perform on a timely basis under their respective agreements then we will not be able to commence production of polysilicon at our planned polysilicon production facility on our current schedule. If we are required to seek an alternative supplier of the reactors or electric substation our costs could increase and we would experience further delays. Any delays may result in a breach of our supply agreements with Sanyo, Suntech and GEWD which may allow them to terminate the supply agreements, which would harm our business.

If we are unable to sell our solar module manufacturing equipment and solar cells at our purchase cost or at all we may incur significant losses.

In October 2006, we entered into a Purchase and Sale Agreement with Spire Corporation to purchase a photovoltaic module production line and related installation and training for approximately $2.0 million. In June 2007, the parties amended the Purchase and Sale Agreement to reduce the total purchase price by $125,000, and to eliminate Spire Corporation's obligation to provide installation and training services to us. We are required to take delivery of the solar module manufacturing equipment located at manufacturing facilities in Bedford, Massachusetts and Okazaki, Japan; and Spire Corporation will attempt to resell the module manufacturing equipment for us. In October 2006, we also entered into a contract to purchase solar cells manufactured in Taiwan from E-Ton Solar Tech Co., Ltd. for approximately $2.8 million. If we are unable to sell the equipment and solar cells or sell the equipment and solar cells for less than our purchase price, we will record a loss due to the impairment of the assets or on the sale of assets.

Even if we achieve our polysilicon and PV system installation objectives on a timely basis and complete the construction of polysilicon manufacturing facility as currently planned, we may still be unsuccessful in developing, manufacturing and/or selling these products and services, which would harm our business.

If we are successful in our efforts to construct manufacturing facility for the production of polysilicon, our ability to successfully compete in the polysilicon and PV system installation markets will depend on a number of factors, including:

- our ability to manufacture polysilicon and purchase PV modules at a cost that allows us to achieve or maintain profitability in these businesses;
- our ability to successfully manage a much larger and growing enterprise, with a broader international presence;
- our ability to attract and expand new customer relationships;
- our ability to develop new technologies to become competitive through cost reductions and improvements in solar radiation conversion efficiencies;
- our ability to scale our business to be competitive;
- future product liability or warranty claims; and
- our ability to compete with in a highly competitive market against companies that have greater resources, longer operating histories and larger market share than we do.

Industry-wide shortages or overcapacity in the production of polysilicon could harm our business.

Polysilicon is an essential raw material in the production of photovoltaic, or solar, cells, which are connected together to make modules. Polysilicon is created by refining quartz or sand, and is typically supplied to PV cell and module manufacturers in the form of silicon ingots that are sliced into wafers, or as pre-sliced wafers. Industry-wide shortages of polysilicon have created shortages of PV modules and increased prices. We do not currently have any contracts to purchase PV modules. Our inability to obtain sufficient modules at commercially reasonable prices or at all would adversely affect our ability to commence installation of PV module products in 2007, and prevent us from meeting potential customer demand for our products or to provide products at competitive prices, and may delay our entry into the PV installations business, thereby harming our business.

In light of these shortages, certain polysilicon producers have announced plans to invest heavily in the expansion of their production capacities in view of the current scarcity of solar-grade silicon, strong demand and the expected strong market growth. We currently expect significant additional capacity to come on-line in 2008, before our planned production of polysilicon will begin. This expansion of production capacities could result in an excess supply of solar-grade silicon. In addition, if an excess supply of electronic-grade silicon were to develop, producers of electronic-grade silicon could switch production to solar-grade silicon, eliminating the current scarcity of solar-grade silicon or causing it to decline more rapidly than we currently anticipate. The electronic-grade silicon market has experienced significant cyclicality historically; for instance, that market experienced significant excess supply from 1998 through 2003. Moreover, the current scarcity of silicon could also be overcome in the medium term if the need for silicon is significantly reduced as a result of the introduction of new technologies that significantly reduce or eliminate the need for silicon in producing effective PV systems. If any of these events occurred, they could lead to considerable pressure on the world market price for solar-grade silicon, which, in turn, could place pressure on our margins in these businesses. Accordingly, overcapacity in polysilicon production could harm our business.

If government incentives to locate our planned polysilicon facility in the city of Pocatello, Idaho are not realized then the costs of establishing our facility may be higher than we currently estimate.

The State of Idaho and the municipal governments have offered us a variety of incentives to attract Hoku Solar and Hoku Materials, including tax incentives, financial support for infrastructure improvements around the facilities, and grants to fund the training of new employees. In December 2006, we received a letter from the city of Pocatello, Idaho outlining a variety of financial and other incentives that could be available to us if we ultimately complete the construction of our planned polysilicon production facility in the city of Pocatello, Idaho. This letter is not a legally binding agreement on the part of the city of Pocatello, Idaho or us, and the various incentives described in the letter are subject to a number of risks, contingencies and uncertainties, including the negotiation of a lease for property and the actual availability of financial and other incentives, including favorable tax incentives, at the time of completion of planned construction and thereafter. In March 2007, we entered into a 99-year ground lease with the City of Pocatello, for approximately 67 acres of land in Pocatello, Idaho and in May 2007 we commenced construction. Except for the ground lease, we have not entered into any definitive agreements with the State of Idaho or any municipal government and we may not realize the benefits of these offered incentives. If we are unable to realize these incentives the costs of establishing our planned polysilicon facility in Idaho may be higher than we currently estimate.

While we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from legislation requiring companies to evaluate those internal controls.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. However, the manner in which companies and their independent public accounting firms apply these requirements and testing companies' internal controls, remains subject to some uncertainty. To date, we have incurred, and we expect to continue to incur increased expense and to devote additional management resources to Section 404 compliance. Despite our efforts, if we identify a material weakness in internal controls, there can be no assurance that we will be able to remediate such material weakness identified in a timely manner, or that we will be able to maintain all of the controls necessary to determine that our internal control over financial reporting is effective. In the event that our chief executive officer, chief financial officer or our independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of us may be adversely affected and could cause a decline in the market price of our stock.

If our competitors are able to develop and market products that customers prefer to our products, we may not be able to generate sufficient revenue to continue operations.

In the polysilicon market, we will also compete with companies such as Hemlock Semiconductor Corporation, Renewable Energy Corporation ASA, Mitsubishi Polycrystalline Silicon America Corporation, Mitsubishi Materials Corporation, Tokuyama Corporation, MEMC Electronic Materials, Inc., and Wacker Chemie AG. In addition, we believe new companies may be emerging in China and Eastern Europe, and new technologies, such as fluidized bed reactors, are emerging, which may have significant cost and other advantages over the Siemens process we are planning to use to manufacture polysilicon. These competitors may have longer operating histories, greater name recognition and greater financial, sales and marketing, technical and other resources than us. If we fail to compete successfully, we may be unable to successfully enter the market for polysilicon and PV modules.

The market for PV systems installations is competitive and continually evolving. As a new entrant to this market, we expect to face substantial competition from companies such as PowerLight, a subsidiary of SunPower Corporation, SunEdison, and other new and emerging companies in Asia, North America and Europe. Many of our known competitors are established players in the solar industry, and have a stronger market position than ours and have larger resources and recognition than we have. Furthermore, the PV market in general competes with other sources of renewable energy and conventional power generation.

The number of PEM fuel cell membrane and MEA product developers is growing and competition is becoming increasingly intense. There are a number of public and private companies, national laboratories and universities worldwide that are developing fuel cell membranes and MEAs that compete with our fuel cell products. To our knowledge, DuPont, W.L. Gore and 3M sell the majority of PEM fuel cell membranes and MEAs used in PEM fuel cell systems today. In addition, some of our existing and potential customers have internal membrane and MEA development efforts. These development efforts may result in membrane or MEA products that compete with our fuel cell products. Most of our competitors and potential customers have substantially greater financial, research and development, manufacturing and sales and marketing resources than we do and may complete the research, development and commercialization of their PEM fuel cell membrane and MEA products more quickly and cost-effectively than we can. In addition, most of our competitors have well-established customer and supplier relationships that may provide them with a competitive advantage with respect to sales opportunities and discounts on materials.

If we are unable to meet recommended government operating specifications, the market for our fuel cell products may be limited.

The U.S. Department of Energy, in connection with the Solid State Energy Conversion Alliance, a partnership with the National Laboratories and the fuel cell industry, has established 40,000 hours, which represents approximately 4 1/2 years of operation, and 5,000 hours as the commercial operating lifetime targets for fuel cell systems in residential primary stationary and automotive applications, respectively. We have demonstrated 2,000 hours of MEA operating lifetime under simulated fuel cell operating conditions. If the market for fuel cell systems develops, we expect that governments and regulatory bodies will establish more operating specifications, such as operating lifetime targets, power output targets and similar operating metrics. If we fail to meet existing or any future recommended operating specifications, the market for our fuel cell products may be limited.

Our business and industry are subject to government regulation, which may harm our ability to market our products.

Our and our customers' fuel cell products are subject to federal, state, local and foreign laws and regulations, including, for example, state and local ordinances relating to building codes, public safety, electrical and gas pipeline connections, hydrogen siting and related matters. The level of regulation may depend, in part, upon whether a PEM fuel cell system is placed outside or inside a home or business. As products are introduced into the market commercially, governments may impose new regulations. We do not know the extent to which any such regulations may impact our or our customers' products. Any regulation of our or our customers' products, whether at the federal, state, local or foreign level, including any regulations relating to installation and use of our customers' products, may increase our costs or the price of PEM fuel cell applications and could reduce or eliminate demand for some or all of our or our customers' products.

The market for electricity generation products is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our PV system installations. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers of installing PV systems and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.

The installation of PV systems is subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to PV system installations may result in significant additional expenses to us and, as a result, could cause a significant reduction in demand for our PV installation services.

The reduction or elimination of government and economic incentives for PV systems and related products could reduce the market opportunity for our PV installation services.

We believe that the near-term growth of the market for on-grid applications, where solar power is used to supplement a customer's electricity purchased from the utility network, depends in large part on the availability and size of government incentives. Because we plan to sell to the on-grid market, the reduction or elimination of government incentives may adversely affect the growth of this market or result in increased price competition, both of which adversely affect our ability to compete in this market.

Today, the cost of solar power exceeds the cost of power furnished by the electric utility grid in many locations. As a result, federal, state and local government bodies in many countries, most notably Germany, Japan and the United States, have provided incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. For example, Germany has been a strong supporter of solar power products and systems and political changes in Germany could result in significant reductions or eliminations of incentives, including the reduction of tariffs over time. Some solar program incentives expire, decline over time, are limited in total funding or require renewal of authority. Net metering policies in Japan could limit the amount of solar power installed there. Reductions in, or eliminations or expirations of, governmental incentives could result in decreased demand for PV products, and reduce the size of the market for our planned PV system installation services.

Defects in our products could result in a loss of revenue, unexpected expenses and harm to our business reputation.

Our products are complex and must meet stringent quality requirements. Products as complex as ours may contain defects that are not detected until after the products are shipped because we and our customers cannot test for all possible scenarios. These defects could cause us to incur significant re-engineering costs and divert the attention of our engineering personnel from product development efforts. Defects could also trigger warranty obligations and lead to product liability as a result of lawsuits against us or our customers.

Upon commercialization of our products, we may be required to indemnify our customers in some circumstances against liability from product defects. A successful product liability claim against us could result in significant damage payments, which would negatively affect our financial results.

We may not be able to protect our intellectual property, and we could incur substantial costs defending ourselves against claims that our products infringe on the proprietary rights of others.

Our ability to compete effectively will depend on our ability to protect our intellectual property rights with respect to our Hoku MEAs, Hoku Membranes and manufacturing processes and any intellectual property we develop with respect to our polysilicon business. We rely in part on patents, trade secrets and policies and procedures related to confidentiality to protect our intellectual property. However, much of our intellectual property is not covered by any patent or patent application. Confidentiality agreements to which we are party may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also become known without breach of these agreements or may be independently developed by our competitors. Our inability to maintain the proprietary nature of our technology and processes could allow our competitors to limit or eliminate any of our potential competitive advantages. Moreover, our patent applications may not result in the grant of patents either in the United States or elsewhere. Further, in the case of our issued patents or our patents that may issue, we do not know whether the claims allowed will be sufficiently broad to protect our technology or processes. Even if some or all of our patent applications issue and are sufficiently broad, our patents may be challenged or invalidated and we may not be able to enforce them. We could incur substantial costs in prosecuting or defending patent infringement suits or otherwise protecting our intellectual property rights. We do not know whether we have been or will be completely successful in safeguarding and maintaining our proprietary rights. Moreover, patent applications filed in foreign countries may be subject to laws, rules and procedures that are substantially different from those of the United States, and any resulting foreign patents may be difficult and expensive to enforce. Further, our competitors may independently develop or patent technologies or processes that are substantially equivalent or superior to ours. If we are found to be infringing third-party patents, we could be required to pay substantial royalties and/or damages, and we do not know whether we will be able to obtain licenses to use these patents on acceptable terms, if at all. Failure to obtain needed licenses could delay or prevent the development, manufacture or sale of our products, and could necessitate the expenditure of significant resources to develop or acquire non-infringing intellectual property.

Asserting, defending and maintaining our intellectual property rights could be difficult and costly, and failure to do so might diminish our ability to compete effectively and harm our operating results. We may need to pursue lawsuits or legal actions in the future to enforce our intellectual property rights, to protect our trade secrets and domain names, and to determine the validity and scope of the proprietary rights of others. If third parties prepare and file applications for trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings to determine priority of rights to the trademark.

We cannot be certain that others have not filed patent applications for technology covered by our issued patent or our pending patent applications or that we were the first to invent technology because:

- some patent applications in the United States may be maintained in secrecy until the patents are issued;
- patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing; and
- publications in the scientific literature often lag behind actual discoveries and the filing of patents relating to those discoveries.

Competitors may have filed applications for patents, may have received patents and may obtain additional patents and proprietary rights relating to products or technology that block or compete with our products and technology. Due to the various technologies involved in the development of fuel cell systems, including membrane and MEA technologies, and PV products it is impracticable for us to affirmatively identify and review all issued patents that may affect our products. Although we have no knowledge that our products and technology infringe any third party's intellectual property rights, we cannot be sure that we do not infringe any third party's intellectual property rights. We may have to participate in interference proceedings to determine the priority of invention and the right to a patent for the technology. Litigation and interference proceedings, even if they are successful, are expensive to pursue and time-consuming, and we could use a substantial amount of our financial resources in either case.

The loss of any of our executive officers or the failure to attract or retain specialized technical and management personnel could impair our ability to grow our business.

We are highly dependent on our executive officers, including Dustin M. Shindo, our Chairman of the Board of Directors, President and Chief Executive Officer, and Karl M. Taft III, our Chief Technology Officer. Due to the specialized knowledge that each of our executive officers possesses with respect to our technology or operations, the loss of service of any of our executive officers would harm our business. We do not have employment agreements with any of our executive officers, and each may terminate his employment without notice and without cause or good reason. In addition, we do not carry key man life insurance on our executive officers.

All of our operations are currently located in Hawaii, which has a limited pool of qualified applicants for our specialized needs. Our future success will depend, in part, on our ability to attract and retain qualified management and technical personnel, many of whom must be relocated from the continental United States or other countries. In addition, we will need to hire and train specialized engineers to manage and operate our planned polysilicon facility. We may not be successful in hiring or retaining qualified personnel. Our inability to hire qualified personnel on a timely basis, or the departure of key employees, could harm our business.

We may have difficulty managing change in our operations, which could harm our business.

We continue to undergo rapid change in the scope and breadth of our operations as we seek to grow our business. Our planned entry into the PV system installation and polysilicon markets will involve a substantial change to our operations. Our potential growth will place a significant strain on our senior management team and other resources. We will be required to make significant investments in our engineering, logistics, financial and management information systems. In particular, we currently have limited resources dedicated to sales and marketing activities and will need to expand our sales and marketing infrastructure to support our customers. Our planned entry into the PV installation business and polysilicon markets involves the construction of a polysilicon production facility, increased international activities, and the increase in our headcount and operating costs by a significant factor. Our business could be harmed if we encounter difficulties in effectively managing our planned growth. In addition, we may face difficulties in our ability to predict customer demands accurately, which could strain our support staff and our ability to meet those demands.

We rely on single suppliers and, if these suppliers fail to deliver materials that meet our quality requirements in a timely manner or at all, the manufacture of solar products would be limited.

It is highly likely that we will procure materials for our planned PV system installation and polysilicon businesses from companies that are also our competitors. These companies may choose in the future not to sell these materials to us at all, or may raise their prices to a level that would prevent us from selling our products on a profitable basis.

We use materials that are considered hazardous in our manufacturing processes and, therefore, we could be liable for environmental damages resulting from our research, development or manufacturing operations.

The manufacture of polysilicon will involve the use of materials that are hazardous to human health and the environment, the storage, handling and disposal of which will be subject to government regulation. We use solvents, volatile organic compounds and other materials in our membrane and MEA research and development and manufacturing processes that are considered hazardous to the environment and a risk to public health and safety by federal and state regulatory authorities. We also use hydrogen and oxygen, which are highly flammable gases, to test our fuel cell products. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may increase our research and development or manufacturing costs and may require us to halt or suspend our operations until we regain compliance. If we have an accident at our facility involving a spill or release of these substances, we may be subject to civil and/or criminal penalties, including financial penalties and damages, and possibly injunctions preventing us from continuing our operations. Any liability for penalties or damages, and any injunction resulting from damages to the environment or public health and safety, could harm our business. We do not have any insurance for liabilities arising from the use and handling of hazardous materials.

Any significant and prolonged disruption of our operations in Hawaii could result in production delays that would reduce our revenue.

All of our operations are currently located in Hawaii, which is subject to the potential risk of earthquakes, hurricanes, tsunamis, floods and other natural disasters. The occurrence of an earthquake, hurricane, tsunami, flood or other natural disaster at or near our facility in Hawaii could result in damage, power outages and other disruptions that would interfere with our ability to conduct our business, including impairing our ability to develop and manufacture our fuel cell products. In October 2006, Hawaii suffered a major earthquake causing significant damage throughout the state. Our facilities and operations; however, did not suffer any damage. Any significant and prolonged disruption resulting from these events would cause delays in the manufacture and shipment of our fuel cell products.

Most of the materials we use must be delivered via air or sea, and some of the equipment used in our production process can only be delivered via sea. Hawaii has a large union presence and has historically experienced labor disputes, including dockworker strikes that have prevented or delayed cargo shipments. Any future dispute that delays shipments via air or sea could prevent us from manufacturing or delivering our fuel cell products in time to meet our customers' requirements, or might require us to seek alternative and more expensive freight forwarders or contract manufacturers, which could increase our expenses.

We have significant international activities and customers that subject us to additional business risks, including increased logistical complexity and regulatory requirements, which could result in a decline in our revenue.

Sales to companies in Japan accounted for over 40% of our revenue in fiscal 2007 and substantially all of our revenue for fiscal 2006 and 2005. We believe that international sales will account for a significant percentage of our revenue in the future. Hoku Materials' largest polysilicon supply agreements are with Suntech, Sanyo and GEWD, which are located in The People's Republic of China, Japan, and Malaysia, respectively. International sales can be subject to many inherent risks that are difficult or impossible for us to predict or control, including:

- political and economic instability;
- unexpected changes in regulatory requirements and tariffs;
- difficulties and costs associated with staffing and managing foreign operations, including foreign distributor relationships;
- longer accounts receivable collection cycles in certain foreign countries;
- adverse economic or political changes;
- unexpected changes in regulatory requirements;
- more limited protection for intellectual property in some countries;
- potential trade restrictions, exchange controls and import and export licensing requirements;
- U.S. and foreign government policy changes affecting the markets for our products;
- problems in collecting accounts receivable; and
- potentially adverse tax consequences of overlapping tax structures.

All of our contracts are denominated in U.S. dollars except for our contract with GEC and MSA. Therefore, increases in the exchange rate of the U.S. dollar to foreign currencies will cause our products to become relatively more expensive to customers in those countries, which could lead to a reduction in sales or profitability in some cases.

Our stock price is volatile and purchasers of our common stock could incur substantial losses.

Our stock price is volatile and during fiscal 2007, our stock has had closing high and low sales prices in the range of $2.12 to $7.69 per share. The stock market in general and the market for technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price of our common stock may fluctuate significantly in response to a number of factors, including:

- variations in our financial results or those of our competitors and our customers;
- announcements by us, our competitors and our customers of acquisitions, new products, significant contracts, commercial relationships or capital commitments;
- failure to meet the expectations of securities analysts or investors with respect to our financial results;
- our ability to develop and market new and enhanced products on a timely basis;
- litigation;
- changes in our management;

- changes in governmental regulations or in the status of our regulatory approvals;
- future sales of our common stock by us and future sales of our common stock by our officers, directors and affiliates;
- investors' perceptions of us; and
- general economic, industry and market conditions.

In addition, in the past, following periods of volatility and a decrease in the market price of a company's securities, securities class action litigation has often been instituted against the company. Class action litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Anti-takeover defenses that we have in place could prevent or frustrate attempts by stockholders to change our directors or management.

Provisions in our amended and restated certificate of incorporation and bylaws may make it more difficult for or prevent a third party from acquiring control of us without the approval of our Board of Directors. These provisions:

- establish a classified Board of Directors, so that not all members of our Board of Directors may be elected at one time;
- set limitations on the removal of directors;
- limit who may call a special meeting of stockholders;
- establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon at stockholder meetings;
- prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and
- provide our Board of Directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

These provisions may have the effect of entrenching our management team and may deprive investors of the opportunity to sell their shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

As a Delaware corporation, we are also subject to Delaware anti-takeover provisions. Our Board of Directors could rely on Delaware law to prevent or delay an acquisition.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We own approximately 2.2 acres of land in Kapolei, Hawaii and constructed a building of approximately 14,000 square feet of combined office, research and development, and manufacturing space on a portion of that land. Due to the change in our business strategy to not manufacture solar modules along with our downsizing of our fuel cell business, we are exploring the sale of our land and facility in Kapolei, Hawaii and the relocation to a smaller leased warehouse and office space on the island of Oahu, Hawaii.

In January 2007, we announced our selection of the City of Pocatello, Idaho as the planned location for Hoku Materials, where we plan to build and equip a polysilicon production facility. In March 2007, we entered into a 99-year ground lease with the City of Pocatello, for approximately 67 acres of land in Pocatello, Idaho. The annual rent for the ground lease is fixed at one dollar per year until the expiration of the lease on December 31, 2106. In addition to this 67-acre lease, we and the City of Pocatello have signed a separate agreement granting us an option to lease an additional 450 acres of land owned by the City of Pocatello, which we may use for future expansion. The terms of any future lease will be subject to good faith negotiations between the City of Pocatello and us.

In March 2007, we entered into a lease for approximately 1,200 square feet of temporary office space in Pocatello, Idaho. The lease expires on September 30, 2007.

Item 3. Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations. We are not currently involved in any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock has traded on The NASDAQ Global Market, or NASDAQ, under the symbol "HOKU" since August 5, 2005. The closing high and low sales prices of our common stock, as reported by the NASDAQ, for the quarters indicated are as follows:

	Sales prices	
	High	Low
Fiscal year ended March 31, 2007		
1st Quarter	$ 7.69	$ 2.86
2nd Quarter	$ 4.90	$ 2.12
3rd Quarter	$ 4.35	$ 2.52
4th Quarter	$ 7.54	$ 2.52
Fiscal year ended March 31, 2006		
1st Quarter	NA	NA
2nd Quarter	$ 12.80	$ 5.36
3rd Quarter	$ 12.65	$ 7.50
4th Quarter	$ 10.50	$ 5.84

As of April 25, 2007, there were 42 stockholders of record of our common stock. Such number does not include beneficial owners holding shares through nominee names.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results and capital requirements, any contractual restrictions and other factors that our board of directors deems relevant.

Unregistered Sales of Equity Securities

None.

Use of Proceeds from the Sale of Registered Securities

Our initial public offering of common stock was effected through a Registration Statement on Form S-1 (File No. 333-124423), that was declared effective by the Securities and Exchange Commission on August 5, 2005. We registered 4,830,000 shares of our common stock with a proposed maximum aggregate offering price of $43.5 million, of which we sold 3,683,200 shares at $6.00 per share and an aggregate offering price of $22.1 million. The offering was completed after the sale of 3,683,200 shares. Piper Jaffray & Co. was the book-running managing underwriter of our initial public offering and SG Cowen & Co., LLC and Thomas Weisel Partners LLC, acted as co-managers. Of this amount, $1.5 million was paid in underwriting discounts and commissions, and an additional $2.0 million of expenses were incurred, of which $1.7 million and $317,000 were incurred during the fiscal years ended March 31, 2006 and 2005, respectively. None of the expenses were paid, directly or indirectly, to directors, officers or persons owning 10% or more of our common stock, or to our affiliates. As of March 31, 2007, we had applied the aggregate net proceeds of $18.6 million from our initial public offering as follows:

- approximately $4.7 million was used for the construction and build-out of our combined office, research and development and manufacturing facility and the purchase of production equipment;
- approximately $13.0 million was used for working capital and
- the remainder of the net proceeds from the offering, approximately $900,000, remain invested in short-term investment accounts.

The foregoing amounts represent our best estimate of our use of proceeds for the period indicated. No such payments were made to our directors or officers or their associates, holders of 10% or more of any class of our equity securities or to our affiliates other than payments to officers for salaries and bonuses in the ordinary course of business.

Issuer Purchases of Equity Securities

None.

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with our financial statements and the notes thereto, and with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for the fiscal years ended March 31, 2007, March 31, 2006 and March 31, 2005 and the balance sheet data as of March 31, 2007 and March 31, 2006 have been derived from and should be read in conjunction with our audited financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. The statement of operations data for the fiscal year ended March 31, 2004 and March 31, 2003 and the balance sheet data as of March 31, 2005, March 31, 2004 and March 31, 2003 is derived from audited financial statements and the notes thereto which are not included in this Annual Report on Form 10-K. Historical results are not necessarily indicative of future results.

	Fiscal Year Ended March 31,				March 23, 2002 (Inception) to March 31, 2003
	2007	2006	2005	2004	
	(in thousands, except share and per share data)				
Statements of Operations Data:					
Revenue:					
Service and license revenue	$ 5,368	$ 5,505	$ 2,933	$ 55	$ 20
Government grant revenue	—	—	—	—	125
Total revenue	5,368	5,505	2,933	55	145
Cost of revenue:					
Cost of service and license revenue (1)	3,173	954	458	3	—
Cost of government grant revenue	—	—	—	—	84
Total cost of revenue	3,173	954	458	3	84
Gross margin	2,195	4,551	2,475	52	61
Operating expenses:					
Selling, general and administrative (1)	4,487	2,743	2,132	2,009	2,235
Research and development (1)	1,774	1,326	1,419	1,074	733
Total operating expenses	6,261	4,069	3,551	3,083	2,968
Income (loss) from operations	(4,066)	482	(1,076)	(3,031)	(2,907)
Interest and other income	1,039	594	98	15	6
Income (loss) before income tax benefit	(3,027)	1,076	(978)	(3,016)	(2,901)
Income tax benefit	275	(268)	(250)	(151)	(70)
Net income (loss)	$ (2,752)	$ 1,344	$ (728)	$ (2,865)	$ (2,831)
Basic net income (loss) per share	$ (0.17)	$ 0.10	$ (0.13)	$ (0.72)	$ (0.92)
Diluted net income (loss) per share	$ (0.17)	$ 0.09	$ (0.13)	$ (0.72)	$ (0.92)
Shares used in computing basic net income (loss) per share	16,449,537	13,033,263	5,474,499	3,965,626	3,076,943
Shares used in computing diluted net income (loss) per share	16,449,537	15,264,763	5,474,499	3,965,626	3,076,943
(1) Includes stock-based compensation as follows:					
Cost of service and license revenue	$ 126	$ 38	$ 24	$ —	$ —
Selling, general and administrative	593	872	979	1,113	1,860
Research and development	501	146	261	212	327
Total	$ 1,220	$ 1,056	$ 1,264	$ 1,325	$ 2,187

	As of March 31,				
	2007	**2006**	**2005**	**2004**	**2003**
	(in thousands)				
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 19,956	$ 22,688	$ 4,159	$ 3,201	$ 766
Working capital	20,896	21,036	3,688	2,525	762
Total assets	30,625	32,083	10,782	4,137	969
Long-term obligations	2,000	—	5	15	93
Total stockholders' equity	25,494	27,392	6,232	3,056	785

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Hoku Scientific, Inc. is a materials science company focused on clean energy technologies. We were incorporated in Hawaii in March 2001, as Pacific Energy Group, Inc. In July 2001, we changed our name to Hoku Scientific, Inc. In December 2004, we were reincorporated in Delaware.

We have historically focused our efforts on the design and development of fuel cell technologies, including our Hoku MEAs and Hoku Membranes. In May 2006, we announced our plans to form an integrated photovoltaic, or PV, module business, and our plans to manufacture polysilicon, a primary material used in the manufacture of PV modules, to complement our fuel cell business. We have reorganized our business into three business units: Hoku Fuel Cells, Hoku Solar and Hoku Materials. In February and March 2007, we incorporated Hoku Materials, Inc. and Hoku Solar, Inc., respectively, as wholly-owned subsidiaries to operate our polysilicon and solar businesses, respectively.

Hoku Materials In February 2007, in order to ensure an adequate supply of polysilicon for Hoku Solar's modules, we incorporated Hoku Materials to manufacture this key material for consumption by Hoku Solar and for sale to the larger solar market. We originally planned to build and equip a polysilicon production facility capable of producing 2,000 metric tons of polysilicon per year in Pocatello, Idaho. In March 2007, we entered into a 99-year ground lease with the City of Pocatello, Idaho, for approximately 67 acres of land. We estimate the cost to construct and equip our polysilicon facility will be greater than $260 million. We intend to finance the construction of these facilities through a combination of debt financing and pre-payments from customers for polysilicon. We commenced construction in May 2007 and anticipate the availability of polysilicon beginning in the first half of calendar year 2009.

In January 2007, we signed a contract with Sanyo Electric Company, Ltd., or Sanyo, to provide Sanyo with $370 million of polysilicon sales over a seven year period and Sanyo paid us $2 million and deposited an additional $110 million into an escrow account at Bank of Hawaii to be released to us upon achievement of certain polysilicon production quality and milestones.

In June 2007, we entered into an agreement with Suntech Power Holdings Co., Ltd., or Suntech, to provide Suntech with up to $678 million of polysilicon sales over a ten year period, and Suntech paid us $2 million and will make additional prepayments for products in the amount of $45 million in installments upon achievement of certain polysilicon production and quality milestones. The prepayment amount will be backed by a letter of credit issued to us in July 2007. The contract includes a provision that allows for either party to cancel years 8 through 10 of delivery for any reason. Such cancellation notice must be delivered to the other party prior to the end of the fourth year of delivery under the agreement.

In June 2007, we entered into an agreement with Global Expertise Wafer Division, or GEWD, a wholly-owned subsidiary of Solar-Fabrik, to provide GEWD with up to $185 million of polysilicon sales over a seven year period, and GEWD paid us $2 million and will make additional prepayments for products in the amount of $51 million in installments upon achievement of certain polysilicon production and quality milestones.

As security for GEWD's $51 million prepayment obligation, GEWD is required to deliver to us a $25 million bank letter of credit on or before June 30, 2007, and an additional $26 million bank letter of credit on or before September 30, 2007. If GEWD does not provide the $25 million letter of credit on or before June 30, 2007, then we may terminate the agreement and retain the $2 million initial direct deposit. If GEWD provides the $25 million letter of credit on or before June 30, 2007, but does not provide the additional $26 million letter of credit on our before September 30, 2007, then we may reduce the predetermined volume of polysilicon and increase the predetermined price under the agreement.

We currently plan to increase the size of our polysilicon production facility by up to 1,000 metric tons of annual capacity. The increase will result in an increase in total construction costs; however, the estimated total construction cost has not been determined at this time. Our contracts with Sanyo, Suntech and GEWD provide for an aggregate of $211 million in advance payments to us to contribute to the financing of the construction, subject to our achievement of various production, quality and production process milestones. To complete the construction financing, we intend to raise the remaining construction costs through advance payments from new customers, debt or the issuance of equity securities.

Hoku Solar In March 2007, we incorporated Hoku Solar to assemble and install PV modules. In December 2006, we became a licensed electrical contractor in the State of Hawaii, and plan to install PV systems in Hawaii. In May 2007, Hawaiian Electric Company selected us to enter into negotiations for the installation of a 167 kW PV system and our sale to Hawaiian Electric Company of the power generated by that system over a 20-year period.

In June 2007, we announced our strategy to focus on the sale of turnkey PV system installations, and related services, and our plan to exit the solar module manufacturing business. In connection with this focused strategy, we intend to resell the 15 megawatt per year module production line that we purchased from Spire Corporation for an aggregate purchase price of approximately $2.0 million. As a result, we are canceling our plans to install the line in Hawaii, and to construct a plant capable of producing 30 megawatts of solar modules per year in Pocatello, Idaho. We also plan to resell the $2.8 million of solar cells that we purchased from E-Ton Solar Tech Co., Ltd. in October 2006. We plan to continue to market, sell and install turnkey PV systems, but will use solar modules purchased from third party suppliers, which we believe we can purchase at a lower price than the cost to manufacture our own brand of modules. Furthermore, due to the change in our business strategy to not manufacture solar modules along with our downsizing of our fuel cell business, we are exploring the sale of our land and facility in Kapolei, Hawaii and the relocation to a smaller leased warehouse and office space on the island of Oahu, Hawaii.

Hoku Fuel Cells We operate our fuel cell business under the name Hoku Fuel Cells, which will continue to develop and manufacture membrane electrode assemblies, or Hoku MEA, for PEM, fuel cells powered by hydrogen. Hoku MEAs are designed for the residential primary power, commercial back-up, and automotive hydrogen fuel cell markets. To date, our customers have not commercially deployed products incorporating Hoku MEAs or Hoku Membranes, and we have not sold any products commercially. We have significantly scaled back our expenditures and investments in Hoku Fuel Cells, and have focused increasingly on Hoku Solar and Hoku Materials. We do not currently plan on actively pursuing any new contracts or commit resources to further develop our fuel cell products.

Financial Operations Review

Revenue

To date, we have derived substantially all of our revenue from Sanyo Electric Co., Ltd., or Sanyo, and Nissan Motor Co., Ltd., or Nissan, through contracts related to testing and engineering services related to Hoku Fuel Cells. We pursued engineering service contracts in order to strategically fund integration of our fuel cell technology into our customers' products. We anticipate our revenue in fiscal 2008 from Hoku Fuel Cells to be principally comprised of service and license revenue from the U.S. Navy. Revenue under our service contracts are recognized based on the last deliverable as the contracts contain multiple elements. Revenue under our license contracts is recognized upon shipment of the associated licensed products.

We have not generated any revenue from our solar businesses; however, we anticipate generating revenue from Hoku Solar through the sale of PV systems and/or the sale of electricity from PV systems in the second half of calendar year 2007. In December 2006, we became a licensed electrical contractor in the State of Hawaii, and plan to install solar systems in Hawaii. In February 2007, we signed our first PV installation contract in Hawaii. We expect to complete this installation in the second half of calendar year 2007. In May 2007, Hawaiian Electric Company selected us to enter into negotiations for the installation of a 167 kW PV system and our sale to Hawaiian Electric Company of the power generated by that system over a 20-year period. We also anticipate the generation of revenue from Hoku Materials through the sale of polysilicon beginning January 2009.

U.S. Navy—Naval Air Warfare Center Weapons Division. In March 2005, we were awarded a contract with the U.S. Navy to develop and demonstrate a PEM fuel cell power plant prototype that incorporates our Hoku MEAs within IdaTech, LLC, or IdaTech, fuel cell stacks and integrated fuel cell systems. IdaTech is a subsidiary of IDACORP, Inc., a publicly-traded energy and technology holding company. Under the contract, the U.S. Navy agreed to pay us up to an aggregate of $2.1 million if and when we complete specified testing and performance milestones, as described below. As of March 31, 2006, we had completed all seven milestones including the construction and testing of a prototype.

The U.S. Navy agreed on September 30, 2005 that when we completed the seven milestones under the contract, the last three of which were completed in December 2005, it would proceed with both of its options. The first option was to manufacture 11 fuel cell power plants for which the U.S. Navy paid us a total of $1.1 million in installments as each fuel cell power plant was completed. The second option was to have us operate and maintain 10 of the 11 fuel cell power plants manufactured under the first option for a period of 12 months at a U.S. Navy facility, for which the U.S. Navy has agreed to pay us a total of $1.4 million in monthly installments beginning at the time each of the 10 fuel cell power plants are placed into service. The initial contract and the two options that the U.S. Navy have exercised are accounted for as a single unit of accounting, with revenue recognition to occur in monthly installments at the time each of the 10 fuel cell power plants are placed into service over the period of the second option.

In connection with the U.S. Navy's exercise of its options, on September 30, 2005, we notified IdaTech of our intent to extend our subcontract with them to build an additional 11 fuel cell power plants incorporating Hoku MEA, for which we paid IdaTech $473,000, and to provide services in connection with the operation and maintenance of 10 of these fuel cell power plants over a 12-month period, for which we have agreed to paid IdaTech $125,000.

On March 2, 2006, we entered into an Amendment of Solicitation/Modification of Contract with the U.S. Navy pursuant to which the U.S. Navy extended the delivery date of its two options from March 2006 to September 2006 and March 2007 to September 2007 for options 1 and 2, respectively. In addition, the total cost of the contract was decreased by $8,000. The change was primarily due to a delay in finalizing the demonstration site selection, preparation and logistics for the second option with the U.S. Navy.

The U.S. Navy has officially accepted the 11 fuel cell power plants and commenced demonstration of 10 of these fuel cell power plants at Pearl Harbor. The aggregate amount of the contract is $4.5 million, of which $929,000 has been classified as deferred revenue as of March 31, 2007. As of March 31, 2007, we have received $3.8 million in payments. We began recognizing revenue in June 2006 and recognized $3.2 million in revenue during fiscal 2007. We expect to recognize the $1.3 million of revenue under the contract during the first and second quarters of fiscal 2008. We expect that the contract will be completed by August 2007. In April and May 2007, we received additional payments of $96,000 and $116,000, respectively.

We retain all intellectual property related to our Hoku Membranes and Hoku MEAs and retain the rights to any invention that is conceived while performing the work under this contract; however, the U.S. Government has a non-exclusive, non-transferable, irrevocable, paid-up license to use the invention throughout the world. This contract is ongoing, but the U.S. Navy may terminate the contract, in whole or in part, if it is determined that the termination is in the U.S. Government's interest.

IdaTech, LLC. In April 2005, we entered into a subcontract with IdaTech to specify the work that IdaTech will perform in connection with our prime contract with the U.S. Navy. We selected IdaTech based upon its focus on stationary applications, integrated fuel processor technology and experience in developing and demonstrating fuel cell technologies for the U.S. Department of Defense. Under the subcontract, IdaTech agreed to provide the necessary personnel, facilities, equipment, materials, data, supplies and services to integrate our Hoku MEAs within IdaTech's fuel cell stacks and integrated fuel cell systems. We have agreed to pay IdaTech $380,000 in installments upon completion of certain phases outlined in this contract. The contract was extended when the U.S. Navy exercised the options described above. In accordance with the contract extension we paid IdaTech $473,000 to purchase an additional 11 fuel cell power plants. We have also agreed to pay IdaTech $125,000, because the U.S. Navy exercised its option to have us operate and maintain 10 fuel cell power plants. This contract will terminate if our contract with the U.S. Navy terminates, in which case we are required to pay IdaTech for costs incurred up to the date of termination.

On March 7, 2006, we entered into Amendment No. 1 to the Agreement with IdaTech pursuant to which the statement of work in our subcontract with IdaTech was revised to allow us to complete the assembly of the IdaTech fuel cell stack, and the final integration of the stack into the IdaTech fuel cell system at our facility in Kapolei, Hawaii. In addition, the schedule of deliverables was amended to provide for the delay in commencement of the U.S. Navy demonstration as described above, and the total cost of the subcontract was reduced by $10,000.

Nissan Motor Co., Ltd. In March 2004, we entered into a testing and evaluation contract with Nissan under which we were paid $100,000. This contract was amended in May 2004 to provide for additional testing and ended in September 2004 upon completion of the testing.

In September 2004, we entered into two contracts with Nissan, an engineering contract to customize our Hoku MEAs for integration into Nissan's automotive fuel cells and a membrane and MEA purchase contract. In connection with executing the contract, Nissan paid us $400,000. The engineering contract ended in accordance with its terms in March 2005. Under the purchase contract, we also agreed to deliver our Hoku MEAs and Hoku Membranes to Nissan in exchange for $1.3 million. This contract was scheduled to expire in March 2005. However, we verbally modified the contract and delivered the remaining Hoku MEAs and Hoku Membranes on a purchase order basis with the last delivery made in December 2005. We recognized revenue of $1.4 million and $327,000 during fiscal 2006 and 2005, respectively, under these contracts.

In March 2005, we entered into a collaboration contract with Nissan to develop customized Hoku MEAs and a Hoku MEA assembly process for use in Nissan's automotive fuel cells. Under the collaboration contract, Nissan was obligated to pay us $2.8 million upon execution of the contract which was recorded as deferred revenue as of March 31, 2005. We received payment from Nissan in May 2005. Revenue was recognized ratably over the duration of the contract as the engineering services were rendered and for product deliveries also ratably from the delivery date to the expected completion of the engineering services pursuant to the collaboration contract, which was December 31, 2005. Nissan was obligated to pay us an additional $240,000 upon verification from Nissan that all engineering services had been received. In January 2006, Nissan verified all engineering services had been completed under the collaboration agreement and $240,000 was recognized as revenue. We received payment from Nissan in March 2006.

Under the collaboration contract, we granted Nissan a license to the final MEA product and the final MEA product assembly process, so that Nissan can manufacture the final MEA product developed under this contract using our processes and incorporating Hoku Membranes purchased from us. We retain all intellectual property related to the Hoku Membranes, Hoku MEAs and the final MEA product assembly process developed under this collaboration contract.

In January 2006, we entered into a Step 3 Collaboration contract with Nissan to further develop customized Hoku MEAs and a Hoku MEA assembly process for use in Nissan's automotive fuel cells. We provided work pursuant to the Step 3 Collaboration contract between January 1, 2006 and September 30, 2006. Under the Step 3 Collaboration contract, Nissan paid us $2.7 million upon execution of the contract and an additional $240,000 for the work we performed. In addition, Nissan paid us an aggregate amount of $23,000 for testing that was invoiced separately. Revenue was recognized ratably over the duration of the contract as engineering services were rendered and for product deliveries also ratably from the delivery date to the completion of the engineering services pursuant to the Step 3 Collaboration contract, which was September 30, 2006. During fiscal 2007 and 2006, we recognized $2.0 million and $983,000, respectively, as revenue and have completed all work related to the Step 3 Collaboration contract.

Under the Step 3 Contract, we granted Nissan a non-exclusive license to the final MEA product and the final MEA product assembly process developed by us to enable Nissan to manufacture MEA products using our processes and incorporating Hoku Membranes. We retain title to our Hoku Membranes, Hoku MEAs and the final MEA product assembly process developed under this agreement. We also agreed not to sell separately any of our products incorporated into our Hoku MEAs to any automotive company for any commercial purpose, other than testing and evaluation of these products, until September 30, 2006. There are no such restrictions on our ability to sell our Hoku MEAs to automotive companies other than the Hoku MEA we are presently developing with Nissan. Nissan has no obligation under the Step 3 Contract to sell or promote our products.

We expect that our Step 3 Contract with Nissan, which ended on September 30, 2006, will be our final engineering service contract with Nissan; however, Nissan may continue to purchase our products for testing. At this time, we do not believe we will receive any meaningful revenue from Nissan in the foreseeable future. In addition, Nissan may require additional testing of our Hoku Membrane and Hoku MEA products before purchasing commercial quantities of our products. We cannot predict when such sales will occur, if at all. As of March 31, 2007, there are no additional costs or obligations to Nissan.

Sanyo Electric Co., Ltd. In March 2003, we entered into a contract with Sanyo to jointly develop a MEA assembly process using our Hoku Membranes for integration into Sanyo's stationary fuel cell systems. The contract also granted Sanyo a license to our MEA assembly process to produce any non-Hoku MEA provided that Sanyo utilizes Hoku Membranes in its non-Hoku MEA. The term of the contract ends in September 2009, but will automatically renew for an additional five years unless we and Sanyo agree not to renew it. We have satisfied all of the performance milestones under the contract for which Sanyo has paid us a total of $2.5 million that was recognized as service and license revenue in fiscal 2005. In fiscal 2006, we recognized $2,000 under the license agreement granted to Sanyo pursuant to the contract for product deliveries. In addition, in June 2003, Sanyo purchased 333,333 shares of our Series B preferred stock at $3.00 per share which automatically converted to common stock upon the completion of our initial public offering in August 2005.

In December 2005, we entered into a material transfer and collaborative testing agreement with Sanyo, or the Testing Agreement, to allow Sanyo to conduct additional testing of newer versions of our Hoku Membrane and Hoku MEA products. We also agreed to collaborate with Sanyo on the testing of these products. In February 2006, pursuant to the Testing Agreement, Sanyo paid us a service and license fee of $260,000 for our collaboration work. In addition, Sanyo paid us an aggregate amount of $400 for testing that was invoiced separately. Revenue was recognized ratably over the duration of the contract as engineering services were rendered, and for product deliveries also ratably from the delivery date to the expected completion of the engineering services on July 31, 2006. During fiscal 2007 and 2006, we recognized $149,000 and $111,000, respectively, as revenue and completed all work related to this contract.

The Testing Agreement allowed Sanyo to evaluate newer versions of our membrane and MEA products that have been developed since completion of the collaboration portion of the previous contract, and provided us with additional funding for our collaboration with Sanyo on this testing. No rights or licenses to our products are being granted to Sanyo as a result of this Testing Agreement, and this Testing Agreement does not alter or amend any of the rights and licenses agreed to in our previous agreement with Sanyo.

We expect that our Testing Agreement with Sanyo, which ended on July 31, 2006, will be our final engineering service contract with Sanyo; however, Sanyo may continue to purchase our products for testing. At this time, we do not believe we will receive any meaningful revenue from Sanyo in the foreseeable future. In addition, Sanyo may require additional testing of our Hoku Membrane and Hoku MEA products before purchasing commercial quantities of our products. We cannot predict when such sales will occur, if at all. As of March, 31, 2007, there are no additional costs or obligations to Sanyo.

Additional Customers. Although we continue to commit resources to our fuel cell products, in light of the uncertainty in the timing of significant sales, we have significantly scaled back our expenditures and investments in Hoku Fuel Cells, and we intend to focus increasingly on Hoku Solar and Hoku Materials. We continue to have product testing relationships with original equipment manufacturers focusing on stationary, automotive and micro fuel cell applications in the United States, Canada, Japan, Korea and Germany. These companies may continue to test our membrane and MEA products for integration into their fuel cell stacks; however, we are not currently seeking new fuel cell customers to test our products.

Cost of Revenue

Our cost of revenue consists primarily of employee compensation, including stock-based compensation, and supplies and materials. Beginning in fiscal 2006, we began allocating overhead to our cost of revenue. Such costs were immaterial in all prior fiscal years. We expect our cost of revenue to increase on an absolute basis as our product manufacturing activities and revenue increase.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of employee compensation, including stock-based compensation for executive, sales and marketing, finance and administrative personnel. Other significant costs include insurance costs and professional fees for accounting, legal and consulting services. We expect our selling, general and administrative expenses to increase by a significant factor as a result of our planned entry into the PV system installation and polysilicon markets.

Research and Development Expenses

Research and development expenses consist primarily of compensation, including stock-based compensation, for research and development personnel. Other significant costs include facility costs, the cost of supplies and materials and depreciation. We expense research and development expenses as they are incurred. Although our research and development expenses have decreased significantly since we reduced our investment in our fuel cell business, we expect to invest in the research and development of new solar products, which will result in a significant increase in our research and development expenses in the future.

Consolidated Results of Operations

The following analysis of the consolidated financial condition and results of operations of Hoku Scientific, Inc. and its subsidiaries should be read in conjunction with the consolidated financial statements and the related notes thereto.

Fiscal Year 2007 vs. Fiscal Year 2006

Revenue. Revenue was $5.4 million for fiscal 2007 compared to $5.5 million for fiscal 2006. The decrease of $100,000 was primarily due to the recognition of service and license revenue from Nissan of $2.0 million compared to $5.4 million in fiscal 2006. The decrease was offset by recognition of service and license revenue from the U.S Navy of $3.2 million in fiscal 2007 compared to no revenue in fiscal 2006.

Cost of Revenue. Cost of revenue was $3.2 million for fiscal 2007 compared to $954,000 for fiscal 2006. The increase of $2.2 million was due to increased costs related to our contracts with the U.S. Navy. The costs associated with the contracts consisted of manufacturing expenses, including employee compensation which includes stock-based compensation and supplies and materials.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $4.5 million for fiscal 2007 compared to $2.7 million for fiscal 2006. The increase of $1.8 million was primarily due to increases in professional fees consisting principally of legal, accounting, consulting and other service fees of $689,000, a write-down of inventory to market value of $379,000, employee compensation of $316,000, which includes payroll and stock-based compensation, due to the hiring of additional employees and employees formerly in research and development transferring to the selling, general and administrative department during the fiscal year and tax expenses relating to taxes specific to the State of Hawaii of $105,000. There was also an increase related to a redeployment of personnel (e.g. payroll related costs) and the application of other direct and indirect charges previously captured in customer contracts as costs of uncompleted contracts or cost of service and license revenue of $180,000 and an increase in payroll expense and stock-based compensation to the executive officers in accordance with the Fiscal Year 2007 Executive Incentive Compensation Plan compared to the 2005 Calendar Year 2005 Executive Incentive Compensation Plan for the same period in fiscal 2006 of $146,000. Furthermore, the increase was a result of increases in stock-based compensation to the Independent Members of our Board of Directors of $70,000, travel expense of $51,000 and insurance expenses of $43,000. The increase was off-set by a reduction in stock-based compensation of $225,000 related to the officers' common stock that was previously subject to our repurchase right.

Research and Development Expenses. Research and development expenses were $1.8 million for fiscal 2007 compared to $1.3 million for fiscal 2006. The increase of $500,000 was primarily due to the write down of capital equipment and inventory used in our fuel cell business of $928,000 and $56,000, respectively, and by costs related to materials and services used for research and development of $42,000. The increase was offset by a decrease of $308,000 to employee compensation, primarily due to a reduction in force in Hoku Fuel Cells and a decrease in executive officer compensation expense in accordance with our executive compensation plan. The increase was further offset by a reduction of $154,000 in costs related to the redeployment of personnel (e.g. payroll related costs), supplies and other costs, which were previously captured in customer contracts as costs of uncompleted contracts or cost of service and license revenue, and by a reduction in stock-based compensation of $47,000 related to an executive officer's common stock that was previously subject to our repurchase right.

Interest and Other Income. Interest and other income was $1.0 million for fiscal 2007 compared to $594,000 for fiscal 2006. The increase of $406,000 was primarily due to higher average balances of cash equivalent and short-term investments, to a lesser extent, higher interest rates earned on short-term investments.

Fiscal Year 2006 vs. Fiscal Year 2005

Revenue. Revenue was $5.5 million for fiscal 2006 compared to $2.9 million for fiscal 2005. The increase of $2.6 million in fiscal 2006 was primarily due to the recognition of service and license revenue from Nissan of $5.4 million compared to $427,000 in fiscal 2005. The increase was offset by the decrease in the recognition of service and license revenue from Sanyo of $113,000 in fiscal 2006 compared to $2.5 million in fiscal 2005.

Cost of Revenue. Cost of revenue was $954,000 for fiscal 2006 compared to $458,000 for fiscal 2005. The increase of $496,000 was due to increased costs related to our contracts with Nissan. The costs associated with the contracts consisted of manufacturing expenses, including employee compensation which includes stock-based compensation and supplies and materials.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $2.7 million for fiscal 2006 compared to $2.1 million for fiscal 2005. The increase of $600,000 was primarily due to additional payroll expense and stock-based compensation to the executive officers in accordance with the Calendar Year 2005 Executive Incentive Compensation Plan and the hiring of financial personnel of $1.1 million. In addition, there were increases to insurance premiums of $258,000, professional fees consisting principally of accounting, legal, consulting and other service fees of $258,000, and costs associated with the write-off of leasehold improvements and lease buyout associated with our former facility in Honolulu, Hawaii of $134,000 in the aggregate. The increase was offset by a reduction in stock-based compensation of $602,000 related to the officers' common stock that was subject to our repurchase right. The increase was further offset by $443,000 related to the redeployment of personnel (e.g. payroll related costs) and the application of other direct and indirect charges previously captured in selling, general and administrative expenses prior to establishment of contracts, to existing customer contracts which have been recorded in costs of uncompleted contracts or cost of service and license revenue. The remaining difference is due to various decreases in selling, general and administrative expenses including a $37,000 decrease for loan expenses.

Research and Development Expenses. Research and development expenses were $1.3 million for fiscal 2006 compared to $1.4 million for fiscal 2005. The decrease of $100,000 was primarily due to $568,000 related to the redeployment of personnel (e.g. payroll related costs), supplies and other costs, which were previously captured in research and development expenses prior to establishment of contracts to existing customer contracts that have been recorded in costs of uncompleted contracts or cost of service and license revenue, and by a reduction in stock-based compensation of $214,000 related to the officers' common stock that was subject to our repurchase right. The decrease was offset by the write-off of leasehold improvements and the lease buyout associated with our former facility in Honolulu, Hawaii of $423,000 in the aggregate. The decrease was further offset by additional payroll expense and stock-based compensation to an executive officer in accordance with the Calendar Year 2005 Executive Incentive Compensation Plan and hiring of research and development personnel of $315,000. The remaining difference is due to various decreases in research and development expenses.

Interest and Other Income. Interest and other income was $594,000 for fiscal 2006 compared to $98,000 for fiscal 2005. The increase of $496,000 was primarily due to higher cash equivalent and short-term investment balances and, to a lesser extent, higher interest rates earned on short-term investments.

Income Taxes

Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, or SFAS

No. 109, Accounting for Income Taxes , which establishes financial accounting and reporting standards for the effect of income taxes. In accordance with SFAS No. 109, we recognize federal and state current tax liabilities or assets based on our estimate of taxes payable to or refundable by each tax jurisdiction in the current fiscal year. After considering the estimated book to tax differences, utilization of net operating loss carryforwards and available credits for the year ended March 31, 2007, we recorded an income tax benefit of $275,000 for fiscal 2007.

Deferred tax assets and liabilities are established for the temporary differences between the financial reporting bases and the tax bases of our assets and liabilities at the tax rates we expect to be in effect when these deferred tax assets or liabilities are anticipated to be recovered or settled. Our ultimate realization of deferred tax assets depends upon the generation of future taxable income during periods in which those temporary differences become deductible. Based on the best available objective evidence, it is more likely than not that our remaining net deferred tax assets will not be realized. Accordingly, we continue to provide a valuation allowance against our net deferred tax assets as of March 31, 2007.

The Company has tax deductions from the exercise of certain stock options that exceed the amount of stock compensation expense recorded in the accompanying financial statements for the corresponding options ("Excess Tax Deductions"). The deferred tax assets of the Company are reported without inclusion of the Excess Tax Deductions. When realized, the tax benefit of the Excess Tax Deductions is accounted for as a credit to additional paid-in-capital rather than as a reduction of income tax expense.

As of March 31, 2007, total deferred tax assets of the Company were comprised of deferred revenue of $376,000 which relates to the completion of the seven milestones specified under the U.S. Navy contract, fixed assets, depreciation and amortization of $397,000, Federal R&E tax credits of $352,000, inventory impairment of $144,000 and stock based compensation of $201,000. Deferred tax liabilities comprised of costs of uncompleted contracts of $265,000 related to the U.S. Navy contract.

During fiscal 2007, 2006 and 2005, we qualified as a "Hawaii Qualified High Technology Business," which provides certain tax credits to us for qualified research and experimentation, or R&E, costs. We estimated Hawaii R&E tax credits in the amount of approximately $275,000, $286,000 and $257,000 during fiscal 2007, 2006 and 2005, respectively. As our business transitions from research and experimentation to commercial production, we will no longer qualify for additional tax credits through this program.

Analysis of Operating Revenue and Loss by Segment

Hoku Materials

We had no revenue from the sale of polysilicon during fiscal 2007.

Our operating loss of $1.2 million for fiscal 2007 was primarily due to employee compensation which includes both payroll and stock-based compensation and professional fees. As we determined that we would enter the solar market in fiscal 2007, there were no expenses related to Hoku Materials in the prior fiscal years.

Hoku Solar

We had no revenue from the sale and installation of our solar modules or the sale of electricity from our installed modules in fiscal 2007.

Our operating loss of $1.2 million for fiscal 2007 was primarily due to a write-down of our inventory of $379,000 and employee compensation which includes both payroll and stock-based compensation and professional fees. As we determined that we would enter the solar market in fiscal 2007, there were no expenses related to Hoku Solar in the prior fiscal years.

Hoku Fuel Cells

All revenue to date is comprised from our fuel cell division. See comparative analysis of revenue under consolidated operating results.

Our operating loss was $1.6 million for fiscal 2007 compared to operating profit of $482,000 for fiscal 2006. The decrease was primarily due to the lower gross margin from the U.S. Navy contracts in fiscal 2007 as compared to the Nissan contracts in fiscal 2006. The operating loss was $1.1 million in fiscal 2005. The increase in fiscal 2006 compared to fiscal 2005 was primarily due to the recognition of service of license revenue from Nissan of $5.4 million compared to $427,000 in fiscal 2005.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our management has discussed the development and selection of these critical accounting policies and estimates with the audit committee of our board of directors and the audit committee has reviewed our disclosures relating to our critical accounting policies and estimates in this report. Actual results may differ from these estimates.

While our significant accounting policies are more fully described in note 1 to the financial statements included elsewhere in this Annual Report on Form 10-K, we believe that the following accounting policies and estimates are critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition. We recognize revenue under Staff Accounting Bulletin No. 104, Revenue Recognition , when there is evidence of an arrangement, delivery has occurred or services have been rendered, the arrangement fee is fixed or determinable and collectibility of the arrangement fee is reasonably assured.

We have entered into multiple-element arrangements that include testing and engineering services and license rights for our customers to perform their own testing and evaluation of our Hoku MEAs and Hoku Membranes. Historically, these arrangements have called for an upfront payment of a portion of the arrangement fee with remaining payments due over the service periods and/or as the Hoku MEAs and Hoku Membranes are delivered over the license period. We account for these arrangements as a single unit of accounting in accordance with Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables , because we have not established fair values for the undelivered elements. Therefore, the engineering and testing revenue has been combined with the Hoku MEA and Hoku Membrane revenue to form a single unit of accounting for purposes of revenue recognition. Revenue is recognized ratably over the term of the arrangement or the expected period of performance in compliance with the specific arrangement terms.

We have also provided testing and engineering services to customers pursuant to milestone-based contracts that are not multi-element arrangements. These contracts sometimes provided for periodic invoicing as we completed a milestone. Customer acceptance is usually required prior to invoicing. We recognized revenue for these arrangements under the completed contract method in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts . Under the completed-contract method, we deferred the contract fulfillment costs and any advance payments received from the customer and recognized the costs and revenue in our statement of operations once the contract was complete and the final customer acceptance, if required, had been obtained.

Stock-Based Compensation. We account for stock-based employee compensation arrangements using the fair value method in accordance with the provisions of Statement of Financial Accounting Standards No. 123(R), or SFAS 123(R), Share-Based Payment . We account for stock options issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards No. 123, or SFAS 123, Accounting for Stock-Based Compensation , and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments with Variable Terms That Are Issued for Consideration Other Than Employee Services Under FASB Statement No. 123 .

In accordance with SFAS 123(R), the fair value of stock options granted to our employees and non-employees is determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of several subjective assumptions including the expected life of the option and the expected volatility of the option at the time the option is granted. The fair value of our stock options, as determined by the Black-Scholes option pricing model, is expensed over the requisite service period, which is generally five years.

Prior to our initial public offering, there was an absence of an active market for our common stock, and therefore our board of directors estimated the market value of our common stock on the date of grant of the stock option based on several factors, including progress and milestones achieved in our business and sales of our preferred stock. We did not obtain contemporaneous valuations from a valuation specialist during this period. Subsequent to our initial public offering, the market value is based on the public market for our common stock. In addition, we have assumed a volatility of 100% based on competitive benchmarks and management judgment and an expected life based on the average of the typical vesting period and the option's contractual life which ranges from 6.5 to 7.5 years.

The assumptions used in calculating the fair value of our stock options represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, changes in these inputs and assumptions can materially affect the measure of the estimated fair value of our stock options. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. Furthermore, this accounting estimate is reasonably likely to change from period to period as further stock options are granted and adjustments are made for stock option forfeitures and cancellations. In accordance with SFAS 123(R), we do not record any deferred stock-based compensation on our balance sheet for our stock options.

We expect to incur an aggregate of $1.7 million of future stock-based compensation expense associated with unvested stock options outstanding as of March 31, 2007 through fiscal 2012 as set forth in the table below. We expect that some of the amounts noted below will be included as costs of delivering our products and services and as such, will be deferred and recognized as cost of revenue in conjunction with the recognition of revenue.

Fiscal Year Ending March 31,					
2008	**2009**	**2010**	**2011**	**2012**	**Total**
(in thousands)					
$ 743	$ 518	$ 368	$ 81	$ 23	$ 1,733

We expect our stock-based compensation expense from stock options to increase as we expand our operations and hire new employees. These expenses will increase our overall expenses and may increase our losses for the foreseeable future. As stock-based compensation is a non-cash expense, it will not have any effect upon our liquidity or capital resources.

Accounting for the Impairment or Disposal of Long Lived Assets. In accordance with Statement of Financial Accounting Standards No. 144, or SFAS No. 144, Accounting for the Impairment or Disposal for Long-Lived Assets, we evaluate the carrying value of our long-lived assets whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Such events or circumstances include, but are not limited to, a prolonged industry downturn, a significant decline in our market value, or significant reductions in projected future cash flows. Based on a fuel cell seminar that we attended, we believe that our future revenue opportunities for our fuel cell division were extremely uncertain and believe that the fuel cell industry as a whole is experiencing similar challenges in sustaining future revenue. As a result, in December 2006, we recorded an aggregate write down of equipment and inventory used by Hoku Fuel Cells of $729,000 and $56,000, respectively, and in March 2007, we recorded a further write down of equipment used in our fuel cell business of $200,000. In March 2007, we also recorded a write-down of our solar cell inventory of $379,000 to reflect the lower of cost or market; however we did not record an impairment for our solar module production equipment as we believe fair market value approximates our purchase price. In assessing the recoverability of our long-lived assets, we compared the carrying value to the undiscounted future cash flows the assets are expected to generate. As the total of the undiscounted future cash flows was less than the carrying amount of the assets, we wrote down such assets based on the excess of the carrying amount over the fair value of the assets. Fair value was determined based on discussion with third party equipment and inventory providers.

Accounting for Costs Associated with Exit or Disposal Activities. As of September 30, 2005, in accordance with Statement of Financial Accounting Standards No. 146, or SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities , we recorded a $56,000 liability for lease termination costs associated with our Honolulu lease, the location of our former headquarters. The liability was determined based upon the amount of the remaining lease payments less the amount that could reasonably be obtained through subleasing the property. We expected this liability to be satisfied during the quarter ended December 31, 2005, however, we were not able to find a suitable sublessee. As a result, we recorded an additional liability of $241,000 as of December 31, 2005. The additional liability was based on the expected cost to buyout the lease. In February 2006, we exercised our lease buyout option and incurred an additional $18,000 as part of the buyout. In fiscal 2006, we recorded an aggregate of $315,000 as lease termination costs associated with the lease. As of March 31, 2006, we had no further obligations as it relates to this operating lease.

As a result of the downsizing of our fuel cell business, and the change in business strategy to not manufacture solar modules, we are planning to explore the potential sale of our land and facility in Kapolei, and the relocation to a smaller leased warehouse and office space on Oahu. As we have not exited any business and are only exploring the possibility of the sale of the land and facility, there are no costs to be recorded in accordance with SFAS No. 146.

Recent Accounting Pronouncements

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 , or FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We will adopt this interpretation on April 1, 2007 and we do not believe the adoption of this interpretation will have a material impact on our financial statements.

Variability of Results

We are the prime contractor in a U.S. Navy fuel cell demonstration project that is expected to conclude in August 2007 and expect to recognize the remaining $1.3 million under this contract in the first and second quarters of fiscal 2008. Although we anticipate the installation of PV systems beginning in the second half of calendar year 2007, in the near term, we have limited sources of revenue. In December 2006, we became a licensed electrical contractor in the State of Hawaii and plan to install PV systems in Hawaii. In February 2007, we signed our first solar installation contract in Hawaii and expect to complete this installation in the second half of calendar year 2007. In May 2007, Hawaiian Electric Company selected us to enter into negotiations for the installation of a 167 kilowatt, or kW, PV system and our sale to Hawaii Electric Company of the power generated by that system over a 20-year period.

Our future operating results and cash flows will depend on many factors that impact Hoku Materials, Hoku Solar and Hoku Fuel Cells including the following:

- the size and timing of customer orders, milestone achievement, product installation or delivery and customer acceptance, if required;
- our success in obtaining pre-payments from customers for future shipments of polysilicon;
- our success in maintaining and enhancing existing strategic relationships and developing new strategic relationships with potential customers;
- our ability to protect our intellectual property;
- actions taken by our competitors, including new product introductions and pricing changes;
- the costs of maintaining and expanding our operations;
- customer budget cycles and changes in these budget cycles; and
- external economic and industry conditions.

As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

We had net income for fiscal 2006; however, we incurred cumulative net losses since our inception through March 31, 2007 and for fiscal 2007. As of March 31, 2007, we had an accumulated deficit of $7.9 million. Hoku Materials and Hoku Solar do not currently generate any revenue and our revenue from Hoku Fuel Cells is limited to our contract with the U.S. Navy which we expect to complete by August 2007. We expect that our Testing Agreement with Sanyo, which ended in July 2006, our Step 3 Contract with Nissan, which ended in September 2006, and our contracts with the U.S. Navy, which we expect to complete by August 2007, will be our final engineering service contracts with these companies. At this time, we do not believe we will receive any meaningful revenue from Sanyo or Nissan in the foreseeable future or from the U.S. Navy once the contract is completed. In addition, Sanyo and Nissan may require additional testing of our Hoku Membrane and Hoku MEA products before purchasing commercial quantities of our products. We cannot predict when such sales will occur, if at all. As of March 31, 2007, there are no additional costs or obligations to Sanyo or Nissan.

Although we anticipate the availability of PV systems beginning in the second half of calendar year 2007, in the near term, we have limited sources of revenue. In December 2006, we became a licensed electrical contractor in the State of Hawaii and plan to install PVsystems in Hawaii. In February 2007, we signed our first PV installation contract in Hawaii and expect to complete this installation in the second half of calendar year 2007. In May 2007, Hawaiian Electric Company selected us to enter into negotiations for the installation of a 167 kilowatt, or kW, PV system and our sale to Hawaiian Electric Company of the power generated by that system over a 20-year period.

We will also need to raise more than $260 million to successfully complete our planned construction of our polysilicon manufacturing facilities. See "Solar and Polysilicon Facilities" below. The result is that we expect our costs to increase significantly, which will result in further losses on a quarterly and annual basis.

Through July 2005, we funded our operations principally from private placements of equity securities, raising aggregate gross proceeds of $7.8 million, and cash payments from our customers for testing and engineering services and delivery of products for test and evaluation. In August 2005, we issued 3,500,000 shares of common stock at $6.00 per share upon the closing of our initial public offering raising approximately $17.6 million, net of underwriting discounts and commissions and initial public offering costs. In September 2005, the underwriters exercised their over-allotment option to purchase an additional 183,200 shares of common stock at the public offering price of $6.00 per share raising $1.0 million, net of underwriting discounts and commissions and offering costs.

In March 2007, we entered into a credit facility of up to $13 million with Bank of Hawaii. We plan to use these funds to finance, in part, certain expenses related to our polysilicon production facility in Idaho.

Net Cash Provided By (Used In) Operating Activities Net cash used in operating activities was $2.1 million in fiscal 2007 and net cash provided by operating activities was $4.5 million and $301,000 in fiscal 2006 and 2005, respectively. The net cash used in operating activities in fiscal 2007 primarily was a result of the net loss, purchase of inventory and the recognition of revenue which was deferred in prior years. The net cash used in operating activities was primarily offset by a deposit from Sanyo related to our polysilicon agreement, the recognition of cost of service of license revenue which was recorded as cost of uncompleted contracts in prior years, non-cash stock based compensation and the non-cash write-down of equipment and inventory related to our fuel cell business. The net cash provided by operating activities in fiscal 2006 primarily reflected the net income and non-cash stock-based compensation. The net cash provided by operating activities in fiscal 2005 primarily reflected the net loss offset by non-cash stock-based compensation. In addition, accounts receivables recorded in fiscal 2005 were received in fiscal 2006 and there was a significant increase in costs of uncompleted contracts primarily related to the U.S. Navy in fiscal 2006.

Net Cash Provided By Investing Activities Net cash provided by investing activities was $4.4 million in fiscal 2007 and net cash used in investing activities was $25.5 million and $1.2 million in fiscal 2006 and 2005, respectively. Net cash provided by investing activities in fiscal 2007 was primarily related to proceeds of short-term investments offset by the purchases of short-term investments and the addition of property and equipment related to the construction of our planned polysilicon facility in Pocatello, Idaho. Net cash used in investing activities in fiscal 2006 was primarily related to purchases of short-term investments and the addition of property and equipment, including $4.6 million for the construction and build-out of our combined office, research and development and manufacturing facility in Kapolei, Hawaii. Net cash used in investing activities in fiscal 2005 was primarily related to the purchase of property and equipment, including $1.4 million to purchase property upon which we built our combined office, research and development and manufacturing facility.

Net Cash Provided By Financing Activities. Net cash provided by financing activities was $14,000, $18.6 million and $2.5 million in fiscal 2007, 2006 and 2005, respectively. The minimal amount of cash provided by financing activities in fiscal 2007 was upon the exercise of stock options. The net cash provided by financing activities was primarily related to proceeds received from the initial public offering in fiscal 2006 and attributable to our issuances of preferred stock in fiscal 2005.

Contractual Obligations

The following table summarizes the contractual obligations that existed at March 31, 2007:

	Payments Due by Period				
Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years
			(in thousands)		
Construction in progress obligations	$ 28,934	$ 1,134	$ 27,800	$ —	$ —
Equipment purchase obligations	1,307	1,307	—	—	—
Operating lease obligations	12	12	—	—	—
Total	$ 30,253	$ 2,453	$ 27,800	$ —	$ —

VECO USA, Inc. In March 2007, we awarded a new contract to VECO USA, Inc. for the initial design phase engineering, procurement and construction management services on a time and materials basis. As of March 31, 2007, we paid $6,000 to VECO USA, Inc and an additional $316,000 through June 2007. We expect that VECO USA may provide complete engineering, procurement and construction services for our polysilicon plant from design through construction and start-up; however the terms of the final contract have not been determined.

Sanyo Electric Co., Ltd. In January 2007, we entered into a supply agreement with Sanyo for the sale and delivery of polysilicon to Sanyo over a seven-year period beginning in January 2009. Under the contract, up to $370 million may be payable to us during the seven-year period, subject to the achievement of milestones, the acceptance of product deliveries and other conditions. The contract provides for the delivery of predetermined volumes of polysilicon to Sanyo each year at set prices from January 2009 through December 2015.

Graeber Engineering Consultants GmbH and MSA Apparatus Construction for Chemical Equipment Ltd. In January 2007, we entered into a contract with Graeber Engineering Consultants GmbH, or GEC, and MSA Apparatus Construction for Chemical Equipment Ltd., or MSA, for the purchase and sale of hydrogen reduction reactors and hydrogenation reactors for the production of polysilicon, and related engineering and installation services. Under the contract, we will pay up to a total of 15.7 million Euros ($20.9 million as of March 31, 2007) for the reactors. The reactors are designed and engineered to produce approximately 1,500 metric tons of polysilicon per year. We have an option to purchase additional reactors to enable the production of an additional 500 metric tons of polysilicon per year for an additional 5.2 million Euros ($6.9 million as of March 31, 2007). The term of the contract extends until the end of the first month after the expiration date of the warranty period, but may be terminated earlier under certain circumstances.

Spire Corporation. In October 2006, we entered into a Purchase and Sale Agreement with Spire Corporation to purchase a photovoltaic module production line and related installation and training for approximately $2.0 million. In June 2007, the parties amended the Purchase and Sale Agreement to reduce the total purchase price by $125,000, and eliminated Spire Corporation's obligation to provide installation and training services to us. We are required to take delivery of the solar module manufacturing equipment; and Spire Corporation will attempt to resell the module manufacturing equipment for us.

Idaho Power Company. In June 2007, we entered into an Agreement for Engineering of Hoku Electric Substation and Associated Facilities, or the Engineering Agreement, with Idaho Power Company to begin the engineering and procurement process for the electric substation to provide power for the planned polysilicon manufacturing facility in Pocatello, Idaho. Upon signing the Engineering Agreement, we paid Idaho Power Company $458,500, and we are obligated to pay an additional $458,500 on September 15, 2007 after receipt of a progress report and single-line electrical drawings of the planned electrical infrastructure.

Suntech Power Holdings Co. Ltd. In June 2007, we entered into a supply agreement Suntech for the sale and delivery of polysilicon to Suntech over a ten-year period beginning in July 2009, or the Suntech Supply Agreement. Under the Suntech Supply Agreement, up to approximately $678 million may be payable to us during the ten-year period, subject to the achievement of milestones, the acceptance of product deliveries and other conditions. The Suntech Supply Agreement provides for the delivery of predetermined volumes of polysilicon by us and purchase of these volumes by Suntech each month and each year at set prices from or before July 1, 2009, for a continuous period of ten years. The term of the Suntech Supply Agreement is ten years from the date of the first shipment in 2009, which is approximately July 1, 2019. Each party, however, may elect to shorten the term of the Suntech Supply Agreement to seven years by providing written notice to the other party at any time prior to the end of the fourth year after the first shipment. If the term of the Suntech Supply Agreement is shortened to seven years, then the aggregate amount that may be payable to us for product shipments during the seven year period shall be reduced to $378 million.

Global Expertise Wafer Division. In June 2007, we entered into a supply agreement with GEWD, a wholly-owned subsidiary of Solar-Fabrik AG, for the sale and delivery of polysilicon to GEWD over a seven-year period beginning in December 2009, or the GEWD Supply Agreement. Under the GEWD Supply Agreement, up to approximately $185 million may be payable to us during the seven-year period, subject to the achievement of milestones, the acceptance of product deliveries and other conditions. The GEWD Supply Agreement provides for the delivery of predetermined volumes of polysilicon by us and purchase of these volumes by GEWD each month and each year at set prices from or before December 31, 2009, for a continuous period of seven years.

Credit Facility

Bank of Hawaii. In March 2007, we entered into a credit facility of up to $13.0 million with Bank of Hawaii. Loans under the credit facility will bear interest, dependent upon our election at the time of the advance, at either: (1) at a floating rate per annum equal to the sum of the primary index rate established from time to time by the Bank of Hawaii minus 1.25%, or (2) at a rate per annum equal to the sum of LIBOR for such LIBOR interest period plus 0.50%. Loans under the credit facility are secured by a first priority security interest in Hoku Materials' cash, cash equivalents, short-term investments and marketable securities contained in an account at Piper Jaffray, a third-party investment bank. Hoku Materials must maintain a loan-to-value ratio between 70% to 95% dependent upon the collateral type in such account. Hoku Scientific and Hoku Materials are also subject to certain financial and operational covenants, including maintaining an effective tangible net worth of not less than $20.0 million. Effective tangible net worth is defined as GAAP net worth, less intangible assets. As of March 31, 2007, we and Hoku Materials were in compliance with the covenants of the credit facility.

We plan to use these funds to finance, in part, certain expenses related to our polysilicon production facility in Pocatello, Idaho. In May 2007, we borrowed $4.4 million and paid GEC and MSA $4.2 million for the initial deposit of 15% for hydrogen reduction reactors capable of producing 2,000 metric tons of polysilicon per year. The balance of $200,000 was paid to various vendors for services related to the construction of our polysilicon plant. The payment of this initial deposit begins the 15 month delivery deadline for equipment capable of producing 1,500 metric tons of polysilicon per year with the equipment for an additional 500 metric tons per year being delivered within three months after the first delivery. In June 2007, we borrowed $608,000 and paid Idaho Power Company $458,500 and the balance of $149,500 was paid to a vendor for services related to the construction of our polysilicon plant.

Polysilicon and Solar Facilities

In May 2006, we announced our intention to form an integrated PV module business to complement our fuel cell business. This planned expansion includes developing manufacturing capabilities and the eventual manufacture of polysilicon and PV modules. In June 2007, we announced our strategy to focus on the sale of turnkey PV system installations, and related services, and our plan to exit the solar module manufacturing business. Furthermore, due to the change in our business strategy to not manufacture solar modules along with our downsizing of our fuel cell business, we are exploring the sale of our land and facility in Kapolei, Hawaii and the relocation to a smaller leased warehouse and office space on Oahu, Hawaii. To date, our business has solely been focused on the stationary and automotive fuel cell markets and we have no experience in the PV system installation and polysilicon businesses.

We intend to manufacture the polysilicon chunks at our planned polysilicon facility in Pocatello, Idaho. In May 2007, we commenced construction and expect to complete construction, subject to available financing and other conditions, in late 2008.

We are at an early planning stage of this expansion and at any point in time we may conclude that such expansion is not financially or technologically feasible and abandon our efforts to establish a polysilicon business. Such abandonment after substantial investment of time and resources could harm our business. Before we can complete construction of our planned manufacturing facilities, we must successfully and timely accomplish the following:

- raise more than $260 million cash through the issuance of long-term bank debt, the issuance of equity securities, or polysilicon customer prepayments, or any combination thereof;
- license any intellectual property that may be required to manufacture polysilicon;
- license any intellectual property that may be required to manufacture polysilicon;
- secure key technology and/or supplier contracts for equipment and materials required to manufacture polysilicon; and
- obtain all necessary federal, state and local permits for our planned facility in Pocatello, Idaho.

As we recently announced our plans to increase the size of our polysilicon manufacturing facility by up to 1,000 additional metric tons of annual capacity, we have not been able to determine the total construction cost or cash needs at this time; however we expect the cost to be greater than the $260 million estimated cost to construct a manufacturing facility with an annual capacity of 2,000 metric tons of polysilicon. If we fail to successfully achieve any or all of the above objectives, we will be unable to complete construction of our planned manufacturing facilities and we may be forced to delay, alter or abandon our planned expansion. In addition, any delay in achieving these objectives may result in additional expense. Even if we achieve all of these objectives on a timely basis and complete the construction of our manufacturing facility as currently planned, we may still be unsuccessful in developing, manufacturing and/or selling polysilicon and PV system installations or services for numerous reasons.

We are in discussions with leading solar ingot, wafer and cell companies for contracts to supply polysilicon from our planned polysilicon manufacturing facility. We still plan to finance a significant portion of our polysilicon facility construction costs through customer pre-payments and debt. However, we have begun investing our own cash resources into this project, and expect that we will continue to do so in advance of signing these customer contracts and securing the debt.

Operating Capital and Capital Expenditure Requirements

As we invest resources towards a polysilicon manufacturing and PV systems installation service business, develop our products, expand our corporate infrastructure, prepare for the increased production of our products and evaluate new markets to grow our business, we expect that our expenses will continue to increase and, as a result, we will need to generate significant revenue to maintain profitability.

We do not expect to generate significant revenue until we successfully commence the manufacture of polysilicon and begin meeting the obligations under our supply contracts. We believe that our cash, cash equivalent and short-term investment balances will be sufficient to meet the anticipated capital expenditures and cash requirements for Hoku Fuel Cells through at least the next 12 months; however, we expect that we will need to raise more than $260 million to support the construction of our planned polysilicon facility and operations of Hoku Materials and Hoku Solar. The sale of additional equity and convertible debt instruments may result in additional dilution to our current stockholders. If we raise additional funds through the issuance of convertible debt securities, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization and manufacturing activities, which could harm our business. Our forecasts of the period of time through which our financial resources will be adequate to support our operations are forward-looking statements and involve risks and uncertainties. Actual results could vary as a result of a number of factors, including the factors discussed in Part II, Item 1. A. "Risk Factors" and the section above entitled "Forward-Looking Statements."

Related Party Transactions

For a description of our related party transactions, see Part III, Item 13, "Certain Relationships and Related Transactions, and Director Independence."

Off-Balance Sheet Arrangements

We have never engaged in off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.

Item 7A. Qualitative and Quantitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding our operations. To achieve this objective, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including auction instruments, corporate and government bonds and certificates of deposit. Our cash and cash equivalents and short-term investments as of March 31, 2007 were $20.0 million and were invested in government bonds and commercial paper.

Our contract with GEC and MSA for the purchase and sale of hydrogen reduction reactors and hydrogenation reactors for the production of polysilicon, and related engineering and installation services is denominated in Euros. We currently have not entered into a foreign currency hedging instrument, and as such, have exposure to foreign currency risks. All other contracts are denominated in U.S. dollars, and as such, there is no associated currency risk.

Item 8. Financial Statements and Supplementary Data

Our financial statements included in this Report beginning at page F-1 are incorporated in this Item 8 by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures Based on our management's evaluation (with the participation of our chief executive officer and chief financial officer), as of the end of the period covered by this report, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in the Securities Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective.

Changes in Internal Control over Financial Reporting There were no changes in our internal controls over financial reporting during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Disclosure Controls and Procedures Our management, including our chief executive officer and chief financial officer, do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistakes. Controls can also be circumvented by the individual acts of some persons, or by collusion of two or more people. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Identification of Directors

Reference is made to the information regarding directors under the heading "Election of Directors" to be included in our 2007 Proxy Statement, which information is hereby incorporated by reference.

Identification of Executive Officers

Reference is made to the information regarding executive officers under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K, which information is hereby incorporated by reference.

Identification of Audit Committee and Financial Expert

Reference is made to the information regarding directors under the heading "Report of the Audit Committee of the Board of Directors" and "Information about the Board of Directors and Corporate Governance" to be included in our 2007 Proxy Statement, which information is hereby incorporated by reference.

Material Changes to Procedures for Recommending Directors

Reference is made to the information regarding directors under the heading "Proposal No. 1—Election of Directors" to be included in our 2007 Proxy Statement, which information is hereby incorporated by reference.

Compliance with Section 16(a) of the Exchange Act

Reference is made to the information under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" to be included in our 2007 Proxy Statement, which information is hereby incorporated by reference.

Code of Ethics

Reference is made to the information under the heading "Code of Business Conduct and Ethics" to be included in our 2007 Proxy Statement, which information is hereby incorporated by reference. The full text of our "Code of Business Conduct and Ethics" is published on our Internet website under the "Company Information" page at www.hokuscientific.com.

Item 11. Executive Compensation

Reference is made to the information under the heading "Compensation Discussion and Analysis" to be included in our 2007 Proxy Statement, which information is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Beneficial Ownership

Reference is made to the information under the heading "Security Ownership of Certain Beneficial Owners and Management" to be included in our 2007 Proxy Statement, which information is hereby incorporated by reference.

Equity Compensation Plan Information

Reference is made to the information under the heading "Compensation-Equity Compensation Plan Information" to be included in our 2007 Proxy Statement, which information is hereby incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Reference is made to the information under the heading "Certain Relationships and Transactions" and "Information about the Board of Directors and Corporate Governance- Independence of the Members of the Board of Directors" to be included in our 2007 Proxy Statement, which information is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services

Reference is made to the information under the heading "Proposal No. 2—Ratification of Independent Registered Public Accounting Firm" in our 2007 Proxy Statement, which information is hereby incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statements Schedules

(a)(1) Financial Statements

The financial statements and notes are listed in the Index to Financial Statements on page F-1 of this Report.

(a)(2) Financial Statement Schedules

Financial statement schedules not filed herein have been omitted as they are not applicable or the required information or equivalent information has been included in the financial statements or the notes thereto.

(a)(3) Exhibits

See Exhibit Index attached hereto and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOKU SCIENTIFIC, INC.

By: /s/ DUSTIN M. S HINDO

Dustin M. Shindo
Chairman of the Board of Directors,
President and Chief Executive Officer

Date: June 29, 2007

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dustin M. Shindo and Karl M. Taft III, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DUSTIN M. SHINDO Dustin M. Shindo	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	June 29, 2007
/s/ DARRYL S. NAKAMOTO Darryl S. Nakamoto	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	June 29, 2007
/s/ KARL M. TAFT III Karl M. Taft III	Chief Technology Officer and Director	June 29, 2007
/s/ KARL E. STAHLKOPF Karl E. Stahlkopf	Director	June 29, 2007
/s/ KENTON T. ELDRIDGE Kenton T. Eldridge	Director	June 29, 2007
/s/ DEAN K. HIRATA Dean K. Hirata	Director	June 29, 2007

[THIS PAGE INTENTIONALLY LEFT BLANK]

HOKU SCIENTIFIC, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Hoku Scientific, Inc.:

We have audited the accompanying consolidated balance sheets of Hoku Scientific, Inc. as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Hoku Scientific, Inc. for the year ended March 31, 2005 were audited by other auditors whose report dated April 18, 2005, except as to the second paragraph of note 7(b) and the eighth paragraph of note 7(d), which are as of July 12, 2005, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hoku Scientific, Inc. at March 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG, LLP
Honolulu, Hawaii
June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Hoku Scientific, Inc.:

We have audited the accompanying statements of operations, stockholders' equity and comprehensive loss and cash flows of Hoku Scientific, Inc. for the year ended March 31, 2005. These financials statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of

/s/ KPMG LLP
Honolulu, Hawaii
April 18, 2005 except as to the
second paragraph of note 7(b) and the eighth
paragraph of note 7(d), which are as of
July 12, 2005

HOKU SCIENTIFIC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	March 31, 2007	March 31, 2006
Assets		
Cash and cash equivalents	$ 2,567	$ 166
Short-term investments	17,389	22,522
Accounts receivable	377	250
Inventory	2,385	182
Costs of uncompleted contracts	698	2,029
Equipment held for sale	74	—
Other current assets	537	578
Total current assets	24,027	25,727
Property, plant and equipment, net	5,795	6,355
Other assets	803	1
Total assets	$ 30,625	$ 32,083
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	653	495
Deferred revenue	990	3,989
Other current liabilities	1,488	207
Total current liabilities	3,131	4,691
Deposit	2,000	—
Total liabilities	5,131	4,691
Stockholders' equity:		
Common stock, $0.001par value and no par value as of March 31, 2007 and 2006, respectively. Authorized 100,000,000 shares as of March 31, 2007 and 2006, respectively; issued and outstanding 16,503,931 and 16,432,655 shares as of March 31, 2007 and 2006, respectively	17	16
Additional paid-in capital	33,396	32,555
Accumulated deficit	(7,914)	(5,162)
Accumulated other comprehensive loss	(5)	(17)
Total stockholders' equity	25,494	27,392
Total liabilities and stockholders' equity	$ 30,625	$ 32,083

See accompanying notes to financial statements.

HOKU SCIENTIFIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Fiscal Year Ended March 31,		
	2007	2006	2005
Statements of Operations Data:			
Service and license revenue	$ 5,368	$ 5,505	$ 2,933
Cost of service and license revenue (1)	3,173	954	458
Gross margin	2,195	4,551	2,475
Operating expenses:			
Selling, general and administrative (1)	4,487	2,743	2,132
Research and development (1)	1,774	1,326	1,419
Total operating expenses	6,261	4,069	3,551
Income (loss) from operations	(4,066)	482	(1,076)
Interest and other income	1,039	594	98
Income (loss) before income taxes	(3,027)	1,076	(978)
Income tax expense (benefit)	(275)	(268)	(250)
Net income (loss)	$ (2,752)	$ 1,344	$ (728)
Basic net income (loss) per share	$ (0.17)	$ 0.10	$ (0.13)
Diluted net income (loss) per share	$ (0.17)	$ 0.09	$ (0.13)
Shares used in computing basic net income (loss) per share	16,449,537	13,033,263	5,474,499
Shares used in computing diluted net income (loss) per share	16,449,537	15,264,763	5,474,499

(1) Includes stock-based compensation as follows:

	2007	2006	2005
Cost of service and license revenue	$ 126	$ 38	$ 24
Selling, general and administrative	593	872	979
Research and development	501	146	261
Total	$ 1,220	$ 1,056	$ 1,264

See accompanying notes to financial statements.

HOKU SCIENTIFIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data)

	Share of Preferred Stock	Preferred Stock	Share of Class A Common Stock	Class A Common Stock	Share of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholder's Equity	Comprehensive Income (loss)
Balances as of March 31, 2004	4,236,656	5,295	33,333	3	4,637,500	—	3,536	(5,778)	—	3,056	$ (2,865)
Net loss	—	—	—	—	—	—	—	(728)	—	(728)	$ (728)
Stock-based compensation	—	—	—	—	1,450,000	—	1,264	—	—	1,264	—
Unrealized gain or loss on available-for-sale securities	—	—	—	—	—	—	—	—	(47)	(47)	(47)
Issuance of Series C preferred stock	1,683,332	2,525	—	—	—	—	—	—	—	2,525	—
Exercise of Class A common stock options	—	—	35,001	3	—	—	—	—	—	3	—
Conversion of Class A common stock into common stock	—	—	(68,334)	(6)	68,334	6	—	—	—	—	—
Issuance of common stock purchase warrants	—	—	—	—	—	—	159	—	—	159	—
Balances as of March 31, 2005	5,919,988	$ 7,820	—	$ —	6,155,834	$ 6	$ 4,959	$ (6,506)	$ (47)	$ 6,232	$ (775)
Net income	—	—	—	—	—	—	—	1,344	—	1,344	$ 1,344
Stock-based compensation	—	—	—	—	377,841	—	1,127	—	—	1,127	—
Initial public offering and over-allotment option proceeds, net of underwriter discounts and commissions	—	—	—	—	3,683,200	4	20,548	—	—	20,552	—
Initial public offering costs	—	—	—	—	—	—	(1,950)	—	—	(1,950)	—
Unrealized gain or loss on available-for-sale securities	—	—	—	—	—	—	—	—	30	30	30
Conversion of preferred stock	(5,919,988)	(7,820)	—	—	5,919,988	6	7,814	—	—	—	—
Exercise of common stock warrants and options	—	—	—	—	295,792	—	57	—	—	57	—
Balances as of March 31, 2006	—	$ —	—	$ —	16,432,655	$ 16	$ 32,555	$ (5,162)	$ (17)	$ 27,392	$ 1,374
Net loss	—	—	—	—	—	—	—	(2,752)	—	(2,752)	$ (2,752)
Stock-based compensation	—	—	—	—	19,109	—	828	—	—	828	—
Unrealized gain or loss on available-for-sale securities	—	—	—	—	—	—	—	—	12	12	12
Exercise of common stock warrants and options	—	—	—	—	52,167	1	13	—	—	14	—
Balances as of March 31, 2007	—	$ —	—	$ —	16,503,931	$ 17	$ 33,396	$ (7,914)	$ (5)	$ 25,494	$ (1,366)

See accompanying notes to financial statements.

HOKU SCIENTIFIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended March 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$ (2,752)	$ 1,344	$ (728)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Depreciation and amortization	221	221	185
Impairment of production and research equipment and inventory	1,364	—	—
Contract termination and impairment of leasehold improvements	—	558	—
Stock-based compensation	828	1,127	1,264
Unrealized loss on investments	—	—	(47)
Warrant for common stock issued for services	—	—	159
Changes in operating assets and liabilities:			
Accounts receivable	(127)	3,322	(3,572)
Costs of uncompleted contracts	1,391	(1,768)	(34)
Inventory	(2,638)	(121)	(61)
Other current assets	41	(398)	(17)
Other assets	(802)	330	(326)
Accounts payable and accrued expenses	158	(100)	275
Deferred revenue	(2,999)	(255)	3,244
Other current liabilities	1,281	195	(41)
Deposit	2,000	—	—
Net cash (used in) provided by operating activities	(2,034)	4,455	301
Cash flows from investing activities:			
Proceeds from maturities of short-term investments	7,295	7,093	693
Purchases of short-term investments	(2,150)	(27,978)	—
Acquisition of property and equipment	(724)	(4,601)	(1,862)
Net cash provided by (used in) investing activities	4,421	(25,486)	(1,169)
Cash flows from financing activities:			
Principal repayment of long-term obligations	—	(14)	(9)
Proceeds from initial public offering	—	20,552	—
Initial public offering costs	—	(1,950)	—
Proceeds from issuance of preferred stock	—	—	2,525
Exercise of common stock warrants and options	14	57	—
Exercise of Class A common stock options	—	—	3
Net cash provided by financing activities	14	18,645	2,519
Net increase (decrease) in cash and cash equivalents	2,401	(2,386)	1,651
Cash and cash equivalents at beginning of year	166	2,552	901
Cash and cash equivalents at end of year	$ 2,567	$ 166	$ 2,552
Supplemental disclosure of non-cash investing activities:			
Acquisition of property and equipment	$ 248	$ 333	$ —

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies and Practices

(a) Description of Business

Hoku Scientific, Inc. is a materials science company focused on clean energy technologies. The Company was incorporated in Hawaii in March 2001, as Pacific Energy Group, Inc. In July 2001, the Company changed its name to Hoku Scientific, Inc. In December 2004, the Company was reincorporated in Delaware. In August 2005, the Company completed the move of our principal offices and all operations to a new approximately 14,000 square foot facility located in Kapolei, Hawaii.

The Company has historically focused its efforts on the design and development of fuel cell technologies, including Hoku MEAs and Hoku Membranes. In May 2006, the Company announced its plans to form an integrated photovoltaic, or PV, module business, and its plans to manufacture polysilicon, a primary material used in the manufacture of PV modules, to complement its fuel cell business. The Company has reorganized its business into three business units: Hoku Fuel Cells, Hoku Solar and Hoku Materials. In February and March 2007, the Company incorporated Hoku Materials, Inc. and Hoku Solar, Inc., respectively, as wholly-owned subsidiaries to operate our polysilicon and solar businesses, respectively.

Hoku Materials In February 2007, in order to ensure an adequate supply of polysilicon for Hoku Solar's modules, the Company incorporated Hoku Materials to manufacture this key material for consumption by Hoku Solar and for sale to the larger solar market. The Company plans to build and equip a polysilicon production facility capable of producing 2,000 metric tons of polysilicon per year in Pocatello, Idaho. In March 2007, the Company entered into a 99-year ground lease with the City of Pocatello, Idaho, for approximately 67 acres of land. The Company intends to finance the construction of these facilities through a combination of debt financing, pre-payments from customers, and issuance of equity securities for polysilicon. The Company commenced construction in May 2007 and anticipates the availability of polysilicon beginning in the first half of calendar year 2009.

In January 2007, the Company entered into an agreement with Sanyo Electric Company, Ltd., or Sanyo, to provide Sanyo with \$370 million of polysilicon sales over a seven year period, and Sanyo paid the Company \$2 million and deposited an additional \$110 million into an escrow account at Bank of Hawaii to be released to the Company upon achievement of certain polysilicon production, quality and process milestones.

In June 2007, the Company entered into an agreement with Suntech Power Holdings Co., Ltd., or Suntech, to provide Suntech with up to \$678 million of polysilicon sales over a ten year period, and Suntech paid the Company \$2 million and will make additional prepayments for products in the amount of \$45 million in installments upon achievement of certain polysilicon production and quality milestones. The prepayment amount is backed by a letter of credit issued to the Company by the Bank of Communications. The contract includes a provision that allows for either party to cancel years 8 through 10 of delivery for any reason. Such cancellation notice must be delivered to the other party prior to the end of the fourth year of delivery under the agreement.

In June 2007, the Company entered into an agreement with Global Expertise Wafer Division, or GEWD,, a wholly-owned subsidiary of Solar-Fabrik, to provide GEWD with up to \$185 million of polysilicon sales over a seven year period, and GEWD paid the Company \$2 million and will make additional prepayments for products in the amount of \$51 million in installments upon achievement of certain polysilicon production and quality milestones.

As security for GEWD's \$51 million prepayment obligation, GEWD is required to deliver to us a \$25 million bank letter of credit on or before June 30, 2007, and an additional \$26 million bank letter of credit on or before September 30, 2007. If GEWD does not provide the \$25 million letter of credit on or before June 30, 2007, then we may terminate the agreement and retain the \$2 million initial direct deposit. If GEWD provides the \$25 million letter of credit on or before June 30, 2007, but does not provide the additional \$26 million letter of credit on our before September 30, 2007, then we may reduce the predetermined volume of polysilicon and increase the predetermined price under the agreement.

Due to the polysilicon supply agreements that the Company has agreed to, the Company plans on increasing the size of its polysilicon production facility by up to 1,000 metric tons of annual capacity. The increase will result in an increase in total construction costs; however the estimated total construction cost has not been determined at this time. The Company's contracts with Sanyo, Suntech and GEWD provide for an aggregate of \$211 million in advance payments to the Company to contribute to the financing of the construction, subject to the Company's achievement of various production, quality and production process milestones. To complete the construction financing, the Company intends to raise the remaining construction costs through advance payments from new customers, debt or the issuance of Hoku Scientific's equity securities. However, there are no assurances that the Company will be able to obtain the necessary financing on satisfactory terms, or at all. In addition, the Company believes it can purchase solar modules at a lower price than the cost to manufacture its own brand of modules. As a result, the Company plans on selling its solar cells and solar module manufacturing equipment and no longer plans to supply Hoku Solar with polysilicon for modules.

Hoku Solar In March 2007, the Company incorporated Hoku Solar to assemble and install PV modules. In June 2007, the Company announced its strategy to focus on the sale of turnkey PV system installations, and related services, and its plan to exit the solar module manufacturing business. In connection with this focused strategy, the Company intends to resell the 15 MW per year module production line that it purchased from Spire Corporation for an aggregate purchase price of approximately \$2 million. As a result, the Company is canceling its plans to install the solar module manufacturing equipment in Hawaii, and to construct a facility capable of producing 30 MW of solar modules per year in Pocatello, Idaho. The Company also plans to resell the $2.8 million of solar cells that it purchased from E-Ton Solar Tech Co., Ltd. in October 2006. The Company plans to continue to market, sell and install turnkey photovoltaic systems, but will use modules purchased from third party suppliers, which the Company believes it can purchase at a lower price than the cost to manufacture its own brand of modules. Furthermore, due to the change in its business strategy to not manufacture solar modules along with the downsizing of its fuel cell business, the Company is exploring the sale of its land and facility in Kapolei, Hawaii and the relocation to a smaller leased warehouse and office space on Oahu, Hawaii.

Hoku Fuel Cells The Company operates its fuel cell business under the name Hoku Fuel Cells, which has designed, developed and manufactured MEAs for PEM, fuel cells. Hoku MEAs are designed for the residential primary power, commercial back-up, and automotive hydrogen fuel cell markets. To date, the Company's customers have not commercially deployed products incorporating Hoku MEAs or Hoku Membranes, and the Company has not sold any products commercially. The Company's fuel cell business is currently limited to servicing its contract with the U.S. Navy, and maintaining a limited number of other testing arrangements; the Company has significantly scaled back its expenditures and investments in Hoku Fuel Cells, and intends to focus increasingly on Hoku Materials and Hoku Solar. Furthermore, due to the downsizing of its fuel cell business along with the change in its business strategy to not manufacture solar modules, the Company is exploring the sale of its land and facility in Kapolei, Hawaii and the relocation to a smaller leased warehouse and office space on the island of Oahu, Hawaii.

To date, the Company has received research grants from various government agencies and has also generated revenue by performing certain testing and engineering services on the application of the Company's MEA and membrane products in certain fuel cell applications and by licensing these products for testing and evaluation.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Hoku Scientific, Inc. and all wholly-owned subsidiaries, after elimination of significant intercompany amounts and transactions.

(c) Segment Information

The Company has three operating segments in two industries: Fuel Cell and Solar. The Fuel Cell industry is comprised of the fuel cell segment. The Solar industry is comprised of the solar module production and installation and the polysilicon production segments. The Company reports segment information in the same way that the chief operating decision maker assesses segment performance. Additional information regarding these segments is found in Note 8.

(d) Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, accounts receivable, the carrying amounts of property, plant and equipment and inventory, income taxes and the valuation of deferred tax assets and stock options. These estimates are based on historical facts and various other assumptions that the Company believes are reasonable.

(e) Revenue Recognition

The Company currently recognizes revenue through service and license agreements and plans to expand the type of revenue recognized through the sale of PV modules and polysilicon and the sale of electricity. In general, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery of the service or product has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

Polysilicon and PV Systems Installations Revenue Recognition Revenue from polysilicon and solar systems will be recorded when the title to the product and risk of loss passes to third parties and when collection is reasonably assured. Revenue from the sale of electricity will be recorded when the title to the product and risk of loss passes to the third party and when collection is reasonably assured.

Hoku Fuel Cell Revenue Recognition For arrangements that do not fall within the scope of higher-level authoritative literature, the Company recognizes revenue under Staff Accounting Bulletin No. 104, Revenue Recognition , when there is evidence of an arrangement, delivery has occurred or services have been rendered, the arrangement fee is fixed or determinable, and collectibility of the arrangement fee is reasonably assured.

The Company has entered into multiple-element arrangements that include engineering and testing services and license rights for its customers to perform their own evaluation and testing with the Company's MEAs and membranes. Historically, these arrangements have called for an upfront payment of a portion of the arrangement fee with remaining payments due over the service periods and/or as the MEAs and membranes are delivered over the license period. The Company accounts for these arrangements as a single unit of accounting in accordance with Emerging Issues Task Force Issue No. 00-21, or EITF 00-21, Revenue Arrangements with Multiple Deliverables , because the Company has not established fair values for the undelivered elements. Therefore, the engineering and testing deliverable revenue has been combined with the MEA and membrane deliverable revenue to form a single unit of accounting for purposes of revenue recognition.

Revenue is recognized ratably over the term of the arrangement or the expected period of performance in compliance with the specific arrangement terms.

The Company also provides testing and engineering services to customers pursuant to milestone-based contracts that are not multiple-element arrangements. These contracts sometimes provide for periodic invoicing as the Company completes a milestone. Customer acceptance is usually required prior to invoicing. The Company recognizes revenue for these arrangements under the completed contract method in accordance with Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type* Contracts. Under the completed contract method, the Company defers the contract fulfillment costs and any advance payments received from the customer and recognizes the costs and revenue in the statement of operations once the contract is complete and the final customer acceptance, if required, has been obtained.

In accordance with the Company's revenue recognition policy, the following amounts were recorded pursuant to the agreed upon contracts:

U.S. Navy—Naval Air Warfare Center Weapons Division

In March 2005, the Company was awarded a contract with the U.S. Navy to develop and demonstrate a PEM fuel cell power plant prototype that incorporates the Company's MEAs within IdaTech, LLC, or IdaTech, fuel cell stacks and integrated fuel cell systems. Idatech is a subsidiary of Idacorp, Inc., a publicly-traded energy and technology holding company.

Pursuant to the contract, we manufactured 11 fuel cell power plants for delivery to the U.S. Navy. The U.S. Navy officially accepted the 11 fuel cell power plants and commenced demonstration of 10 of these fuel cell power plants at Pearl Harbor for a period of twelve months. The aggregate amount of the contract is $4.5 million, of which $929,000 has been classified as deferred revenue as of March 31, 2007. As of March 31, 2007, the Company has received $3.8 million in payments. The Company began recognizing revenue in June 2006 and recognized $3.2 million in revenue during fiscal 2007. The Company expects that the contract will be completed by August 2007. In April and May 2007, the Company received additional payments of $96,000 and $116,000, respectively.

Nissan Motor Co., Ltd.

In January 2006, the Company entered into a Step 3 Collaboration contract with Nissan to further develop customized Hoku MEAs and a Hoku MEA assembly process for use in Nissan's automotive fuel cells. The Company will provide work pursuant to the Step 3 Collaboration contract between January 1, 2006 and September 30, 2006. The Company expects that its Step 3 Contract with Nissan, which ended on September 30, 2006, will be its final engineering service contract with Nissan; Nissan has not purchased any additional products for testing. At this time, the Company does not believe it will receive any meaningful revenue from Nissan in the foreseeable future. In addition, Nissan may require additional testing of the Company's Hoku Membrane and Hoku MEA products before purchasing commercial quantities of the Company's products. The Company cannot predict when such sales will occur, if at all.

Sanyo Electric Co., Ltd.

In December 2005, the Company entered into a material transfer and collaborative testing agreement with Sanyo, or the Testing Agreement, to allow Sanyo to conduct additional testing of newer versions of the Company's Hoku Membrane and Hoku MEA products. The Company also agreed to collaborate with Sanyo on the testing of the Company's products. The Company expects that its Testing Agreement with Sanyo, which ended in July 2006, will be its final engineering service contract with Sanyo; Sanyo has not purchased any additional products for testing. At this time, the Company does not believe it will receive any meaningful revenue from Sanyo in the foreseeable future. In addition, Sanyo may require additional testing of the Company's Hoku Membrane and Hoku MEA products before purchasing commercial quantities of the Company's products. The Company cannot predict when such sales will occur, if at all.

(f) Concentration of Credit Risk

Significant customers represent those customers that account for more than 10% of the Company's total revenue or accounts receivable. Revenue and revenue as a percentage of total revenue and accounts receivable and accounts receivable as a percentage of total accounts receivable for significant customers were as follows:

	Revenue					
	Fiscal Year Ended March 31,					
	2007		2006		2005	
Customer	$	%	$	%	$	%
	(dollars in thousands)					
U.S. Navy—Naval Air Warfare Center Weapons Division	$ 3,205	60 %	$ —	— %	$ —	— %
Nissan	1,988	37	5,363	97	427	15
Sanyo	149	3	113	2	2,500	85

Customer	Accounts Receivable			
	March 31,			
	2007		2006	
	$	%	$	%
	(dollars in thousands)			
U.S. Navy—Naval Air Warfare Center Weapons Division	$ 377	100 %	$ 241	96 %
Nissan	—	—	5	2

The primary location of business for Sanyo and Nissan is Japan and for the U.S. Navy—Naval Air Warfare Center Weapons Division is the United States. All contracts are denominated in U.S. dollars.

(g) Cash and Cash Equivalents

The Company considers money market, savings and checking accounts as cash and cash equivalents. All other investments, including those with maturities of three months or less are considered short-term investments.

(h) Short-Term Investments

The Company's short-term investments include commercial paper and government bonds. These securities are highly liquid and may include investments with maturities of three months or less.

The Company accounts for its investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* All of the Company's short-term investments are treated as "available-for-sale" under SFAS No. 115. Short-term investments are recorded by the Company at fair market value. Dividend and interest income is recognized by the Company when earned. The Company reflects unrealized gains and losses related to its short-term investments as a separate component of stockholders' equity. Realized gains or losses from the sale of available-for-sale securities are determined using the specific-identification method.

A decline in the market value of any available-for-sale security below its cost that is deemed to be other-than-temporary results in a reduction in its carrying amount to its fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether the impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment by the Company includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecasted performance of the investee.

During fiscal years ended March 31, 2007 and 2006, the Company recorded no impairments.

(i) Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company had no allowance for doubtful accounts as of March 31, 2007 and 2006 and did not record bad debt expense in the periods presented.

Allowances for doubtful accounts represent the Company's best estimate of the amount of probable credit losses in the Company's accounts receivable. Past due balances over 90 days and over a specified amount will be reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(j) Inventory

Inventory is stated at the lower of average cost or market and consists of raw materials, work-in-progress and finished goods in accordance with Statement of Financial Accounting Standards No. 151, or SFAS No. 151, Inventory Costs . The Company adopted SFAS No. 151 in the fiscal year ended March 31, 2006.

In fiscal 2007, the Company scaled back its expenditures and investments in Hoku Fuel Cells, and have focused increasingly on Hoku Solar and Hoku Materials. As result, in December 2006, the Company recorded an aggregate write down of inventory used in the fuel cell business of $56,000. As of March 31, 2007, all of the inventory consisted of raw materials related to the Company's Hoku Solar division. As of March 31, 2006, all of the inventory related to Hoku Fuels Cells of which work-in-progress and finished goods inventories were $12,000 and $29,000, respectively.

In June 2007, the Company shifted its strategy to focus on the sale of turnkey PV system installations, and related services, and exit the solar module manufacturing business. In connection with this focused strategy, the Company intends to resell the solar cells included in inventory at March 31, 2007. As such, as of March 31, 2007, the Company determined that the cost of its solar inventory exceeded market value.

Accordingly, the Company recorded a write-down of $379,000 in fiscal 2007 which is included in selling, general and administrative expense related to the Hoku Solar business.

(k) Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of the asset. For leasehold improvements, amortization is computed using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

Estimated useful lives of the Company's assets are as follows:

Building	39	years
Research equipment	4-7	years
Facility improvements	5	years
Office equipment and furniture	5-7	years
Production equipment	7	years
Automobile	5	years

The Company continually evaluates the assets for impairment in accordance with Statement of Financial Accounting Standards No. 144, or SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.*

(l) Income Taxes

Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, or SFAS No. 109, Accounting for Income Taxes , which establishes financial accounting and reporting standards for the effect of income taxes. In accordance with SFAS No. 109, the Company recognizes federal and state current tax liabilities or assets based on the Company's estimate of taxes payable to or refundable by each tax jurisdiction in the current fiscal year.

Deferred tax assets and liabilities are established for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at the tax rates the Company expects to be in effect when these deferred tax assets or liabilities are anticipated to be recovered or settled. The Company's ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. The Company also records a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

(m) Net Income (Loss) per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding and not subject to repurchase during the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the sum of the weighted average number of shares of common stock outstanding, and the dilutive potential common equivalent shares outstanding during the period. Dilutive potential common equivalent shares consist of dilutive shares of common stock subject to repurchase and dilutive shares of common stock issuable upon the exercise of outstanding options and warrants to purchase common stock, computed using the treasury stock method, and dilutive shares of common stock issuable upon the conversion of convertible preferred stock common stock.

The following table sets forth, for the periods presented, the computation of basic and diluted net income (loss) per share, including the reconciliation of the denominator used in the computation of basic and diluted net income (loss) per share:

	Fiscal Year Ended March 31,		
	2007	2006	2005
	(in thousands, except share and per share data)		
Numerator:			
Net income (loss)	$ (2,752)	$ 1,344	$ (728)
Denominator:			
Weighted average shares of common stock (basic)	16,449,537	13,033,263	5,474,499
Effect of Dilutive Securities			
Add:			
Weighted average convertible preferred shares	—	1,973,329	—
Weighted average stock options and warrants	—	258,171	—
Weighted average shares of common stock (diluted)	16,449,537	15,264,763	5,474,499
Basic net income (loss) per share	$ (0.17)	$ 0.10	$ (0.13)
Diluted net income (loss) per share	$ (0.17)	$ 0.09	$ (0.13)

Due to the Company's net losses in the fiscal years ended March 31, 2007 and 2005, all potential common equivalent shares were anti-dilutive and were excluded in computing diluted net loss per share. As of March 31, 2007, potential dilutive securities included options to purchase 235,653 shares of common stock at prices ranging from $0.38 to $3.93 As of March 31, 2005, potential dilutive securities included: (a) options to purchase 659,984 shares of common stock at prices ranging from $0.075 to $4.50 per share, (b) warrants to purchase 199,998 shares of common stock at prices ranging from $0.075 to $0.53 per share, (c) Series A, B and C preferred stock convertible into 5,919,988 shares of common stock and (d) 362,500 shares of common stock subject to repurchase.

(n) Stock-based Compensation

The Company accounts for stock-based employee compensation arrangements using the fair value method in accordance with the provisions of Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), Share-Based Payments , and Staff Accounting Bulletin No. 107, or SAB 107, Share-Based Payments . The Company accounts for the stock options issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards No. 123, or SFAS No. 123, Accounting for Stock-Based Compensation , and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments with Variable Terms That Are Issued for Consideration Other Than Employee Services Under FASB Statement No. 123 . The fair value of stock options and warrants granted to employees and non-employees is determined using the Black-Scholes option pricing model. The Company has early adopted SFAS 123(R) and has applied it in all periods presented.

(o) Guarantees and Indemnifications

In November 2002, the FASB issued FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires that, upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.

The Company, as permitted under Delaware law and in accordance with its Bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company's request in that capacity. The term of the indemnification period is equal to the officer's or director's lifetime. The Company has also entered into additional indemnification agreements with its officers and directors in connection with the initial public offering. The maximum amount of potential future indemnification is unlimited; however, the Company has obtained director and officer insurance that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value for these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations as of March 31, 2007 and 2006.

The Company has entered into customer contracts that contain indemnification provisions. In these provisions, the Company typically agrees to indemnify the customer against certain types of third-party claims. The Company would accrue for known indemnification issues when a loss is probable and could be reasonably estimated. The Company also would accrue for estimated incurred but unidentified indemnification issues based on historical activity. There were no accruals for or expenses related to indemnification issues for any period presented.

(p) Recently Issued Standards

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 , or FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes . This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company will adopt this interpretation on April 1, 2007. The Company does not believe the adoption of this interpretation will have a material impact on its financial statements.

(2) *Short-Term Investments*

The available-for-sale securities as of March 31, 2007 and 2006 were as follows:

	Ammortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses Less than 12 Months		
					Count	Fair Value	Amount
As of March 31, 2007							
Commercial paper	$ 4,511	$ —	$ (4)	$ 4,507	4	$ 4,507	$ (4)
Government bonds	12,883	—	(1)	12,882	12	12,882	(1)
Total short-term investments	$ 17,394	$ —	$ (5)	$ 17,389	16	$ 17,389	$ (5)
As of March 31, 2006							
Commercial paper	$ 8,968	$ —	$ (1)	$ 8,967	6	$ 8,967	$ (1)
Government bonds	13,571	—	(16)	13,555	3	13,555	(16)
Total short-term investments	$ 22,539	$ —	$ (17)	$ 22,522	9	$ 22,522	$ (17)

The contractual maturities of the Company's commercial paper and government bonds are less than one year and occur on various dates. Fair values for commercial paper and government bonds are determined based on market prices received from a third-party financial service provider. Current market rates and the likelihood of holding the investments until maturity were factors considered when determining whether the investments were other-than-temporarily impaired. As the Company will likely hold the investments until maturity, the Company determined that no securities in its portfolio with unrealized losses were other-than-temporarily impaired as of March 31, 2007 and 2006.

(3) *Property, Plant and Equipment*

As of March 31, 2007 and 2006, property, plant and equipment consisted of the following:

	March 31, 2007	March 31, 2006
(in thousands)		
Building	$ 3,830	$ 3,830
Land	1,366	1,366
Construction in progress	544	—
Production equipment	178	780
Research equipment	2	559
Office equipment and furniture	87	87
Automobile	16	16
Trade show booth	70	—
	6,093	6,638
Less accumulated depreciation and amortization	(298)	(283)
Property, plant and equipment, net	$ 5,795	$ 6,355

The Company owns approximately 2.2 acres of land in Kapolei, Hawaii and in August 2005, completed the move of its operations to a new approximately 14,000 square foot facility of combined office, research and development, and manufacturing space on a portion of that land. The Company leased approximately 7,000 square feet of office and research and development space in Honolulu, Hawaii where it was previously headquartered. The Company evaluated the leasehold improvements at the Honolulu lease site in accordance with Statement of Financial Accounting Standards No. 144, or SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.* The Company evaluated its leasehold improvements by reviewing the anticipated cash flows and determined that expenses related to the lease would exceed anticipated cash flows that would reasonably be obtained through subleasing the property. The Company determined that the leasehold improvements related to the former facility were no longer of value. Additionally, the Company determined that the leasehold improvements were not saleable to a third party and did not affect the estimated market value to lease the facility. As a result, the Company recorded a $243,000 loss in August 2005 to reflect the impairment.

As of September 30, 2005, in accordance with Statement of Financial Accounting Standards No. 146, or SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities , the Company recorded a $56,000 liability for lease termination costs associated with the Honolulu lease. The liability was determined based upon the amount of the remaining lease payments less the amount that could reasonably be obtained through subleasing the property. The Company expected this liability to be satisfied during the quarter ended

December 31, 2005; however, the Company was not able to find a suitable sublessee. As a result, the Company recorded an additional liability of $241,000 as of December 31, 2005 as an additional liability based on the estimated cost to buyout the lease. In February 2006, the Company exercised a lease buyout and incurred an additional $18,000 in expenses. As of March 31, 2006, the Company had no further obligations as it related to this operating lease. For the fiscal year 2006, the Company recorded an aggregate of $315,000 as lease termination costs, of which $239,000 and $76,000 is included in selling, general and administrative expense and research and development expense, respectively. Prior to vacating the lease property in August 2005, the Company incurred rent expense of $88,000 and $173,000 for the fiscal years ended March 31, 2006 and 2005, respectively.

Based on discussions with potential customers during fiscal 2007, the Company determined that the potential for future fuel cell sales and revenue opportunities were uncertain. The Company believes that its competitors are experiencing similar challenges specifically in sustaining future revenue. As a result, the Company decided to further scale-back its fuel cell operations by reducing its work force and placing equipment for sale that were previously held for use. Based on discussions with potential buyers to determine the value of the equipment, the Company incurred an equipment write down of $729,000 and reclassified certain equipment as equipment held for sale. In March 2007, the Company recorded a further write down of equipment used in the fuel cell business of $200,000 due to lack of market response. The write downs are included as research and development expense related to the fuel cell business unit in the statements of operations. In March 2007, the Company also reclassified certain equipment previously held for sale as held for use based on the lack of market response. There was no impact to the statement of operations due to this reclassification. The Company expects to sell all equipment held for sale over the next 12 months. In April 2007, the Company sold a test station for $29,000.

In January 2007, the Company announced its selection of the city of Pocatello, Idaho as the planned location for Hoku Materials. In March 2007, the Company entered into a 99-year ground lease with the City of Pocatello for approximately 67 acres of land in Pocatello, Idaho. The annual rent for the ground lease is fixed at one dollar per year until the expiration of the lease on December 31, 2106.

In addition to this 67-acre lease, the Company and the City of Pocatello have signed a separate agreement granting the Company an option to lease an additional 450 acres of land owned by the City of Pocatello, which the Company may use for future expansion. The terms of any future lease will be subject to good faith negotiations between the City of Pocatello and the Company.

In March 2007, the Company entered into a lease for approximately 1,200 square feet of office space in Pocatello, Idaho. The lease expires on September 30, 2007. The Company expects to have temporary office space until they relocate to the leased land in Pocatello, Idaho where they plan to build and equip a polysilicon production facility capable of producing 2,000 metric tons of polysilicon per year.

In June 2007, due to the Company's downsizing of its fuel cell business along with the change in its business strategy to not manufacture solar modules, the Company is exploring the sale of its land and facility in Kapolei, Hawaii and the relocation to a smaller leased warehouse and office space on Oahu, Hawaii.

As of March 31, 2007 and 2006, the Company had no physical assets located outside of the United States.

(4) Leases

The Company's operating leases primarily consist of an operating lease agreement for three research and development test stations. Total minimum rent paid under this operating lease was approximately $115,000 in fiscal years 2007 and 2006 and $0 in fiscal year 2005, which are included in costs of uncompleted contracts.

As of March 31, 2007, future minimum lease payments were not material.

(5) Credit Facility

In March 2007, the Company entered into a credit facility of up to $13 million with Bank of Hawaii. The Company plans to use these funds to finance, in part, certain expenses related to its polysilicon production facility in Idaho, including the initial deposit of 3.1 million Euros (approximately $4.2 million at March 31, 2007) under its polysilicon reactor purchase contract with Graeber Engineering Consultants GmbH, and MSA Apparatus Construction for Chemical Equipment Ltd. Payment of this initial deposit will begin the 15-month delivery deadline for equipment capable of producing 1,500 metric tons of polysilicon per year, with additional equipment being delivered within three months after the first delivery. This additional equipment will allow the Company to manufacture an additional 500 metric tons of polysilicon per year, for a planned annual production capacity of 2,000 metric tons. The credit facility will be secured by Hoku Materials' cash, cash equivalents and short-term investment fund balances.

In May 2007, the Company borrowed $4.4 million against the $13 million credit facility with Bank of Hawaii. The Company paid $4.2 million for the initial deposit of 15% under the contract with Graeber Engineering Consultants GmbH and MSA Apparatus Construction for Chemical Equipment Ltd. for hydrogen reduction reactors capable of producing 2,000 metric tons of polysilicon per year and the remaining $200,000 was paid to various vendors for services related to the construction of the polysilicon plant. In June 2007, the Company borrowed $608,000 and paid Idaho Power Company $458,500 and the balance of $149,500 was paid to a vendor for services related to the construction of its polysilicon plant.

(6) Income Taxes

The income tax benefits from operations for the years ended March 31, 2007, 2006 and 2005 consisted of the following:

	Current	Defferred (in thousands)	Total
Fiscal Year Ended March 31, 2007			
Federal	$ —	$ —	$ —
State	275	—	275
Total income tax benefit	$ 275	$ —	$ 275
Fiscal Year Ended March 31, 2006			
Federal	$ —	$ —	$ —
State	268	—	268
Total income tax benefit	$268	$ —	$ 268
Fiscal Year Ended March 31, 2005			
Federal	$ —	$ —	$ —
State	250	—	250
Total income tax benefit	$ 250	$ —	$ 250

There were no payments for federal and state income taxes for the years ended March 31, 2007, 2006 and 2005.

A reconciliation of the U.S. statutory tax rate to the effective tax rate for the years ended March 31, 2007, 2006 and 2005 is as follows:

	Fiscal Year Ended March 31,		
	2007	2006 (in thousands)	2005
Expected tax (expense) benefit (34%)	$ 1,029	$ (366)	$ 332
State tax (expense) benefit, net of federal benefit	121	(43)	39
Non-deductible stock-based compensation	(137)	(243)	(486)
R&E expenses	(265)	(87)	(10)
Change in valuation allowance	(773)	383	129
State R&E tax credit	275	286	257
Federal R&E tax credit	12	340	—
Other	13	(2)	(11)
Effective income tax benefit	$ 275	$ 268	$ 250

During the fiscal years ended March 31, 2007, 2006 and 2005, the Company qualified as a "Hawaii Qualified High Technology Business," which provides potential tax credits to its investors as well as certain tax credits to the Company for qualified research and experimentation (R&E) costs. The Company recorded Hawaii R&E refundable tax credits of approximately $275,000, $286,000 and $257,000 during the fiscal years ended March 31, 2007, 2006 and 2005, respectively. As the Company's business transitions from research and experimentation to commercial production, the Company anticipates that it will no longer qualify for additional tax credits through this program.

Deferred tax assets and liabilities are established for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at the tax rates the Company expects to be in effect when these deferred tax assets or liabilities are anticipated to be recovered or settled. A summary of the tax effects of the temporary differences is as follows:

	March 31, 2007	March 31, 2006
	(in thousands)	
Deferred tax assets:		
Deferred revenueq	$ 376	$ 710
Federal R&E tax credits	352	340
Stock-based compensation	201	88
Fixed assets, depreciation and amortization	397	35
Net operating loss carryforwards	—	24
Inventory impairment	144	—
Other	—	6
Total deferred tax assets	1,470	1,203
Less valuation allowance for deferred tax assets	(1,205)	(432)
Net deferred tax assets	265	771
Deferred tax liabilities:		
Costs of uncompleted contracts	(265)	(771)
Total deferred tax liabilities	(265)	(771)
Net deferred taxes	$ —	$ —

The Company's ultimate realization of deferred tax assets depends upon the generation of future taxable income during periods in which those temporary differences become deductible. Based on the best available objective evidence, it is more likely than not that the Company's net deferred tax assets will not be realized. Accordingly, the Company has continued to provide a valuation allowance against its net deferred tax assets as of March 31, 2007.

The valuation allowance for deferred tax assets increased by $770,000 for the fiscal year ended March 31, 2007 and decreased by $383,000 for fiscal year ended March 31, 2006.

The Company has tax deductions from the exercise of certain stock options that exceed the amount of stock compensation expense recorded in the accompanying financial statements for the corresponding options ("Excess Tax Deductions"). The deferred tax assets of the Company are reported without inclusion of the Excess Tax Deductions. When realized, the tax benefit of the Excess Tax Deductions is accounted for as a credit to additional paid-in-capital rather than as a reduction of income tax expense.

As of March 31, 2007, the Company had net operating loss ("NOL") carryforwards of approximately $315,000 and $0 for federal and state tax purposes, respectively. If not utilized, the federal carryforwards will begin to expire in the fiscal year ending March 31, 2027. The Company's utilization of these NOL carryforwards may be subject to annual limitations pursuant to Section 382 of the Internal Revenue Code, and similar state provisions, as a result of changes in the Company's ownership structure. These annual limitations may result in the expiration of NOL carryforwards prior to utilization.

The Company has approximately $491,000 of Federal R&E tax credits as of March 31, 2007, which, if not utilized, will begin to expire in the fiscal year ending March 31, 2023.

(7) Stockholders' Equity

(a) Reincorporation

The Company was reincorporated in Delaware in December 2004. Immediately prior to the reincorporation and under its certificate of incorporation, the Company was authorized to issue 27,254,695 shares of capital stock, consisting of 8,587,095 shares of preferred stock, par value $0.001, and 18,667,600 shares of common stock, par value $0.001. Of the authorized preferred stock, 2,036,768 shares were designated as Series A preferred stock, 333,350 as Series B preferred stock, 3,550,177 as Series C preferred stock and 2,666,800 as Series D preferred stock. In connection with the reincorporation, each share of Class A common stock outstanding immediately prior to the reincorporation was converted into one share of common stock, each outstanding option and warrant that was exercisable for shares of Class A common stock became exercisable for a like number of shares of common stock, and each outstanding share of Series A, B and C preferred stock, which was previously convertible into shares of Class A common stock, became convertible into shares of common stock. Prior to conversion in connection with the reincorporation, there were no differences in rights between the Company's common stock and Class A common stock.

(b) Common and Preferred Stock

As of March 31, 2007, the Company is authorized to issue 100,000,000 shares of $0.001 par value common.

On July 2, 2005, the Company's Board of Directors approved an Amended and Restated Certificate of Incorporation to effect a 2-for-3 reverse split of the Company's common and preferred stock and directed that the Amended and Restated Certificate of Incorporation be submitted to the Company's stockholders for approval. On July 12, 2005, the Company filed its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which rendered the reverse stock split effective. All information related to common stock, preferred stock, options and warrants to purchase preferred stock and earnings per share included in the accompanying financial statements has been retroactively adjusted to give effect to the stock split. The Amended and Restated Certificate of Incorporation also amended the number of shares of preferred and common stock authorized. The information related to number of authorized preferred and common stock has been retroactively adjusted to reflect this amendment.

On August 10, 2005, the Company completed its initial public offering of 3,500,000 shares of its common stock at a public offering price of $6.00 per share. The Company received proceeds of $17.58 million, net of offering costs. In connection with the closing of the initial public offering, all of the Company's shares of preferred stock outstanding at the time of the closing of the offering were automatically converted into 5,919,988 shares of common stock.

In September 2005, the underwriters exercised their over-allotment option to purchase an additional 183,200 shares of common stock at the public offering price of $6.00 per share.

The Company has reserved the shares of common stock for future issuance at March 31, 2007 and 2006 as follows:

	2007	2006
Stock options outstanding	668,381	542,864
Stock options available for future grants	1,043,996	1,240,789
	1,712,377	1,783,653

(c) Stock Options and Awards

As of March 31, 2007, the Company had authorized 1,866,666 shares of common stock for issuance under the Company's 2002 Stock Plan, 2005 Equity Incentive Plan, 2005 Non-Employee Directors Stock Option Plan and Calendar Year 2005 Executive Incentive Compensation Plan. Stock options issued generally vest at the rate of 1/5 th on the first anniversary of the vesting commencement date and an additional 1/60 th of the shares each month thereafter. The options also typically have a ten-year contractual term. Stock awards issued are generally fully-vested stock awards.

The following table summarizes stock option and award activity for fiscal years ended March 31, 2005 through 2007:

	Options and Awards Available for Grant	Options Outstanding Number of Shares	Options Outstanding Weighted Average Excercise Price
Balances as of March 31, 2004	790,006	409,994	$ 0.08
Authorized	—	—	
Granted	(576,650)	576,650	$ 0.85
Exercised	—	(35,001)	$ 0.09
Cancelled	291,659	(291,659)	$ 0.15
Balances as of March 31, 2005	505,015	659,984	$ 0.72
Authorized (1)	733,332	—	
Granted	(36,483)	36,483	$ 6.89
Exercised	—	(99,337)	$ 0.57
Cancelled	54,266	(54,266)	$ 2.06
Stock awards granted	(15,341)	—	
Balances as of March 31, 2006	1,240,789	542,864	$ 1.02
Authorized	—	—	
Granted	(275,432)	275,432	$ 2.82
Exercised	—	(52,167)	$ 0.26
Cancelled	97,748	(97,748)	$ 1.80
Stock awards granted	(19,109)	—	
Balances as of March 31, 2007	1,043,996	668,381	$ 1.71

(1) Includes 666,666 shares under the 2005 Equity Incentive Plan and 66,666 under the 2005 Non-Employee Directors' Stock Option Plan

The weighted-average grant-date fair value of options granted during the fiscal years ended March 31 2007, 2006 and 2005 was $2.40, $10.46 and $6.13, respectively. The total intrinsic value of options exercised during the fiscal years ended March 31, 2007, 2006 and 2005 was $153,000, $186,000, and $34,000, respectively. As of March 31, 2007, there was $1.7 million of total unrecognized compensation cost related to nonvested stock-based compensation under the 2002 Stock Plan and 2005 Equity Incentive Plan combined; that cost is expected to be recognized over the respective vesting period.

To date, cancelled shares are a result of forfeitures rather than the expiration of options.

The following table summarizes options outstanding and exercisable as of March 31, 2007:

Options Outstanding and Exercisable

(dollars in thousands except for per share data)

Price Range	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
$ 0.08	156,610		$ 0.08	
$ 0.15	53,222		$ 0.16	
$ 0.38	68,443		$ 0.38	
$ 0.53	59,999		$ 0.53	
$ 2.60	205,000		$ 2.60	
$ 2.75	109,923		$ 4.01	
$ 5.68	1,000		$ 5.68	
$ 6.00	13,334		$ 6.00	
$ 6.11	500		$ 6.11	
$ 9.81	350		$ 9.81	
	668,381	7.71	$ 1.71	$ 1,911

The following table summarizes options vested and exercisable as of March 31, 2007:

Options Vested and Exercisable

(dollars in thousands except for per share data)

Price Range	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
$ 0.08	105,384		$ 0.08	
$ 0.15	39,443		$ 0.15	
$ 0.38	28,107		$ 0.38	
$ 0.53	23,998		$ 0.53	
$ 2.60	0		$ 0.00	
$ 2.75	43,792		$ 4.44	
$ 5.68	0		$ 0.00	
$ 6.00	3,999		$ 6.00	
$ 6.11	0		$ 0.00	
$ 9.81	93		$ 9.81	
	244,816	7.71	$ 1.05	$ 9.25

The following table summarizes the number of nonvested shares as of March 31, 2007 and 2006 and changes during the fiscal years ended March 31, 2007 and 2006:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at March 31, 2005	369,750	$ 6.10
Outstanding	534,826	$ 5.43
Granted	36,483	$ 10.46
Vested	(147,293)	$ 5.13
Cancelled	(54,266)	$ 5.07
Nonvested at March 31, 2006	369,750	$ 6.10
Outstanding	369,750	$ 6.10
Granted	275,432	$ 2.40
Vested	(123,869)	$ 5.72
Cancelled	(97,748)	$ 4.46
Nonvested at March 31, 2007	423,565	$ 3.25

Stock-based awards were measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model. The fair value of stock options granted is charged to expense over the requisite period. The fair value of options vested was $708,000, $755,000 and $113,000 for the fiscal years ended March 31, 2007, 2006 and 2005, respectively.

Cash received from option exercises for the years ended March 31, 2007, 2006 and 2005 was $14,000, $57,000 and $3,000, respectively. There were no tax benefits realized for the tax deductions from the exercise of stock options and issuance of stock awards for the fiscal years ended March 31, 2007, 2006 and 2005.

(d) Stock-based Compensation

Common Stock The Company entered into a restricted stock agreement with each of its three officers in June 2002, which placed a repurchase right on each officer's common stock holdings, an aggregate of 6,666,666 shares of common stock that lapsed over time. The Company was entitled to repurchase the common stock held by these three officers at the original issue price upon the termination of each officer's employment with the Company. The Company's repurchase right lapsed as to 1/4th of the shares on June 21, 2002 and 1/48th of the shares per month thereafter through June 20, 2005. As of the fiscal year ended March 31, 2007, two of these three officers remained with the Company and none of these shares held by them remained subject to repurchase.

The Company entered into a separation agreement with one officer dated August 1, 2003 and effective July 15, 2003. At the time of separation, the officer held 866,666 shares of the Company's common stock, 433,334 of which were fully vested. In connection with the officer's separation, the Company repurchased 216,666 shares held by the officer at the original issuance price. The Company also agreed to accelerate the vesting of an additional 216,666 shares of the officer's common stock. The Company recorded a compensation charge of $163,000 associated with the accelerated vesting of the 216,666 shares of common stock held by the officer. The fair value of the award used in the calculation in the above-noted compensation charge was based upon the estimated fair value of the modified award as of the separation date as determined principally by the fair value of contemporaneously issued preferred stock of the Company. The Company possessed a right of repurchase in the event that the officer breaches the officer's release agreement with the Company, which terminated upon the closing of the Company's initial public offering.

For financial accounting purposes, the imposition of repurchase restrictions on the officers' common stock pursuant to the restricted stock agreements was treated as a contribution of capital and the reissuance of shares of restricted common stock. The Company determined the fair value of the restricted shares on the date of reissuance to be $0.75 per share based upon the contemporaneous sale of the Company's Series A preferred stock. This fair value is recorded as stock-based compensation expense as the Company's repurchase rights lapse. The Company recorded stock-based compensation expense related to common stock subject to repurchase of $0, $272,000 and $1.1 million during the fiscal years ended March 31, 2007, 2006 and 2005, respectively. The repurchase right lapsed in fiscal 2006.

Stock Options The Company granted options to purchase 275,432 shares, 36,483 shares and 576,650 shares of common stock during the fiscal years ended March 31, 2007, 2006 and 2005, respectively, under the Company's 2002 Stock Plan and 2005 Equity Incentive Plan. The Company recorded stock-based compensation expense of $1.2 million, $1.1 million and $1.3 million during the fiscal years ended March 31, 2007, 2006 and 2005, respectively. The stock-based compensation expense excludes $39,000 and $127,000 which was capitalized to cost of uncompleted contracts and construction in progress, respectively, during fiscal year ended March 31, 2007. During fiscal year ended March 31, 2006, $69,000 was capitalized to cost of uncompleted contracts. No stock-based compensation expenses were capitalized to cost of uncompleted contracts or construction in progress during the fiscal year ended March 31, 2005. In addition, the Company expects to incur an aggregate of $1.7 million of future stock-based compensation expense associated with unvested stock options outstanding as of March 31, 2007 through fiscal 2012 as follows:

Fiscal Year Ending March 31,					
2008	2009	2010	2011	2012	Total
(in thousands)					
$ 743	$ 518	$ 368	$ 81	$ 23	$ 1,733

The fair value of the stock options granted is calculated using the Black-Scholes option pricing model as allowed by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R). The assumptions used to estimate fair value included:

	Fiscal Years Ended March 31,		
	2007	2006	2005
Risk-free interest rate	4.74% - 5.10%	3.83% - 4.55%	3.26% - 4.18%
Dividend yield	None	None	None
Expected volatility	100%	100%	100%
Expected life (in years)	6.5 - 7.5	7.5	7.5

The risk-free interest rate is based on the market yield of U.S. Treasury securities with a five year constant maturity at the time of grant. The Company has not issued any dividends to date and due to the Company's limited operating history, a volatility of 100% was assumed. The expected life is based on the average of the vesting and expiration term. The vesting term of options granted is generally three or five years and the contractual term is generally ten years.

Stock-based compensation expense is recognized on a straight-line basis as the stock options vest. The expected forfeiture rate was 35% and 30% for fiscal 2007 and 2006, respectively. The expected forfeiture rates are applied against stock-based compensation expense, based on the Company's historical experience.

Stock Awards. On July 8, 2005, the independent members of the Company's Board of Directors approved the Calendar Year 2005 Executive Incentive Compensation Plan, which would provide bonus compensation to certain executive officers of the Company in an amount up to one hundred and twenty percent of such executive officer's annual base salary as of July 8, 2005. Each incentive payment under the Calendar Year 2005 Executive Incentive Compensation Plan shall be split such that fifty percent is allocated to cash and fifty percent is allocated to a stock award pursuant to the 2005 Equity Incentive Plan. Under the Calendar Year 2005 Executive Incentive Compensation Plan, incentive payments may be paid to the Company's executive officers upon achievement of certain corporate performance targets set forth by the independent members of the Company's

Board of Directors. The independent members of the Company's Board of Directors may amend or terminate the Calendar Year 2005 Executive Incentive Compensation Plan and may modify the corporate performance targets and/or incentive payment amounts at any time at their sole discretion.

In December 2005, in accordance with the Calendar Year 2005 Executive Incentive Compensation Plan, the independent members of the Company's board of directors determined that each executive officer would receive additional compensation equal to 120% of that executive officer's annual base salary as of July 8, 2005. In addition, the independent members determined that 80% was to be allocated to cash and 20% was to be allocated to a fully-vested stock award. The Company granted 13,841 shares of fully-vested stock awards to the executive officers and recorded stock-based compensation expense of $112,000, which excludes $6,000 which was capitalized to cost of uncompleted contracts, in relation to the stock awards granted under the compensation plan.

In July 2006, the independent members of the Company's board of directors, or the Independent Committee, approved the Fiscal Year 2007 Executive Incentive Compensation Plan. The Fiscal Year 2007 Executive Incentive Compensation Plan is designed to award a payment, or Incentive Payment, for performance in fiscal year 2007 to each executive officer if the Company achieves certain corporate performance targets, or Corporate Targets, as described below, as determined in the sole discretion of the Independent Committee.

Each Incentive Payment may consist of either a cash payment, a stock award pursuant to the Company's 2005 Equity Incentive Plan, or both, at the sole discretion of the Independent Committee. The Independent Committee shall ultimately determine the amounts and the timing of the issuance of any stock awards under the 2005 Equity Incentive Plan in their sole discretion. An executive officer may receive an Incentive Payment if the Corporate Targets are achieved, as determined in the sole discretion of the Independent Committee. Only executive officers are eligible to receive Incentive Payments under the Plan.

For fiscal year 2007, each executive officer's Incentive Payment, except for the Company's Chief Executive Officer's Incentive Payment, will be split among five categories of Corporate Targets as follows, as determined by the Independent Committee:

- Business development and technical successes for Hoku Fuel Cells.
- Business development successes for Hoku Materials.
- Securing key supplies for Hoku Solar.
- Increasing shareholder value.
- Successful completion of corporate governance initiatives.

The maximum amount of an Incentive Payment an executive officer may receive upon achievement of the Corporate Targets is 200% of the executive officer's base salary as of April 1, 2006. The amount of Incentive Payment allocated to each of the above categories may be weighted differently for each executive officer. The amount of the Chief Executive Officer's Incentive Payment shall be calculated by applying the average Incentive Payment received by the other executive officers as a percentage of such executive officers' base salary to the Chief Executive Officer's base salary.

On February 7, 2007, the independent members determined that 100% of the incentive payments under the 2007 Plan were to be allocated to a fully-vested stock award, or a Stock Bonus, which is anticipated to be issued on the third business day following the announcement of the Company's results for the fiscal year ended March 31, 2007. The number of shares of common stock subject to each Stock Bonus will be determined by dividing the cash value of the Stock Bonus reflected in the table above by the closing price of our common stock as reported on the NASDAQ Global Market on the anticipated issue date.

The Company granted 19,109 and 15,341 fully-vested common stock awards during fiscal 2007 and 2006, respectively, which included the awards granted to the executive officers in fiscal 2006 as described above. No awards were granted prior to the 2006 fiscal year. The Company recorded stock-based compensation expense of $840,000, which excludes $122,000 which was capitalized to construction in progress in relation to all stock awards granted during the fiscal year ended March 31, 2007. The Company recorded stock-based compensation expense of $121,000, which excludes $6,000 which was capitalized to cost of uncompleted contracts, in relation to all stock awards granted during the fiscal year ended March 31, 2006.

On April 3, 2007, the Independent Committee determined that 50% of the incentive payment under the 2007 Plan was instead to be allocated to cash and 50% was to be allocated to a Stock Bonus, as reflected in the table below:

Name	Title	Cash Payment	Cash Value of
Dustin M. Shindo	Chairman of the Board of Directors, President and Chief Executive Officer	$ 240,000	$ 240,000
Karl M. Taft III	Chief Technology Officer	$ 67,500	$ 67,500
Darryl S. Nakamoto	Chief Financial Officer, Treasurer and Secretary	$ 45,000	$ 45,000
Scott B. Paul	Vice President, Business Development and General Counsel	$ 67,500	$ 67,500

The cash payment under the 2007 Plan was made on April 12, 2007.

Stockholder Approval of Amendment to 2005 Equity Incentive Plan. At the Company's 2006 Annual Meeting of Stockholders held on September 7, 2006, the Company's stockholders approved an amendment of the 2005 Equity Incentive Plan, or Stock Plan. The sole purpose of the amendment was to add directors as a permissible class of recipients eligible for discretionary grants under the Stock Plan in order to provide the Company with greater flexibility in structuring a competitive equity compensation program for members of its Board of Directors. The Board previously adopted the Stock Plan on March 24, 2005 and the Stock Plan was approved by the Company's stockholders on July 11, 2005.

(8) Industry Segments

Operating segments are components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The

Company's chief operating decision-making group is made up of the Chief Executive Officer, Chief Financial Officer, Chief Technology Officer and the Vice President of Business Development and General Counsel. The chief operating decision-making group manages the profitability, cash flows, and assets of each segment's various product or service lines and businesses. The Company has three operating business units in two industries: Fuel Cell and Solar. The Fuel Cell industry is comprised of the fuel cell segment. The Solar industry is comprised of the PV module installation business unit (Hoku Solar) and polysilicon production business unit (Hoku Materials). A description of the products for each business unit is described in Note 1 of the Consolidated Financial Statements. Prior to fiscal 2007, only the Fuel Cell business unit existed.

	2007	2006	2005
For the fiscal year			
Revenue:			
Hoku Fuel Cells	$ 5,368	$ 5,505	$ 2,933
Hoku Solar	—	—	—
Hoku Materials	—	—	—
Total consolidated revenue:	$ 5,368	$ 5,505	$ 2,933

	2007	2006	2005
Income (loss) from operations:			
Hoku Fuel Cells	$ (1,651)	$ 482	$ (1,076)
Hoku Solar	(1,256)	—	—
Hoku Materials	(1,159)	—	—
Total consolidated income (loss) from operations:	$ (4,066)	$ 482	$ (1,076)

The reconciliation of segment operating results to the Company's consolidated totals was as follows for the following fiscal years ended March 31:

	2007	2006	2005
Consolidated income (loss) from operations:	$ (4,066)	$ 482	$ (1,076)
Interest and other income	1,039	594	98
Income (loss) before income taxes	(3,027)	1,076	(978)
Income tax expense (benefit)	275	(268)	(250)
Net income (loss)	$ (2,752)	$ 1,344	$ (728)

The Company allocates its assets to its business units based on the primary business units benefiting from the assets. Unallocated assets are composed primarily of cash and cash equivalents and short-term investments. Capital additions for the Hoku Materials business unit relate to construction in progress, as such, no depreciation and amortization pertains to the Hoku Materials business unit.

	2007	2006
For the fiscal year		
Identifiable assets:		
Hoku Fuel Cells	$ 1,250	$ 3,611
Hoku Solar	3,150	—
Hoku Materials	2,763	—
Unallocated assets	23,462	28,472
	$ 30,625	$ 32,083
Capital additions:		
Hoku Fuel Cells	$ 180	$ 4,601
Hoku Solar	—	—
Hoku Materials	544	—
	$ 724	$ 4,601
Depreciation and amortization:		
Hoku Fuel Cells	$ 221	$ 221
Hoku Solar	—	—
Hoku Materials	—	—
	$ 221	$ 221

(9) Unaudited Quarterly Financial Data

	Quarters Ended			
	March 31, 2007	**December 31, 2006**	**September 30, 2006**	**June 30, 2006**
	(amounts in thousands, except per share data)			
Service and license revenue	$ 1,136	$ 1,136	$ 1,943	$ 1,153
Gross profit	217	158	946	874
Net income (loss)	(2,117)	(1,251)	303	313
Basic net income (loss) per share	(0.13)	(0.08)	0.02	0.02
Diluted net income (loss) per share	(0.13)	(0.08)	0.02	0.02

	Quarters Ended			
	March 31, 2006	**December 31, 2005**	**September 30, 2005**	**June 30, 2005**
	(amounts in thousands, except per share data)			
Service and license revenue	$ 1,136	$ 1,136	$ 1,943	$ 1,153
Gross profit	217	158	946	874
Net income (loss)	(2,117)	(1,251)	303	313
Basic net income (loss) per share	(0.13)	(0.08)	0.02	0.02
Diluted net income (loss) per share	(0.13)	(0.08)	0.02	0.02

Quarterly and year-to-date computations of per share amounts are made independently, therefore they may differ when comparing annual per share amounts to aggregated quarterly per share amounts.

Corporate Information



Hawaii Office
1075 Opakapaka Street
Kapolei, Hawaii 96707

Idaho Office
1 Hoku Way
Pocatello, Idaho 83204

Tel: 808.682.7800
Fax: 808.682.7807

www.hokuscientific.com

Executive Management Team

Dustin M. Shindo
Chairman of the Board of Directors
President & Chief Executive Officer

Karl M. Taft III
Chief Technology Officer

Darryl S. Nakamoto
Chief Financial Officer
Treasurer & Secretary

Scott B. Paul
Vice President
Business Development
& General Counsel

Board of Directors

Dustin M. Shindo
Chairman of the Board of Directors
President & Chief Executive Officer
Hoku Scientific, Inc.

Karl M. Taft III
Chief Technology Officer
Hoku Scientific, Inc.

Karl E. Stahlkopf, PhD
Senior Vice President
Energy Solution
Chief Technology Officer
Hawaiian Electric Company Inc.

Kenton T. Eldridge
Co-Founder & Partner
Sennet Capital

Dean K. Hirata
Vice Chairman
& Chief Financial Officer
Central Pacific Bank

Independent Auditors

Ernst & Young LLP
Honolulu, Hawaii

Legal Counsel

Cooley Godward Kronish LLP
Palo Alto, California

Dechert LLP
Palo Alto, California

Transfer Agent

Continental Stock Transfer and Trust Co.
17 Battery Place, 8th Floor
New York, NY 10004

Annual Meeting

Thursday, September 6, 2007
10:00 a.m.

Sheraton Princess Kaiulani Hotel
Momoyama Restaurant - Peach Room
120 Kaiulani Avenue
Honolulu, Hawaii 96815

Hawaii Office
1075 Opakapaka Street
Kapolei, Hawaii 96707

Idaho Office
1 Hoku Way
Pocatello, Idaho 83204

Tel: 808.682.7800
Fax: 808.682.7807

HOKU Scientific

HOKU Materials HOKU SOLAR HOKU Fuel Cells

END

www.hokuscientific.com